      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 2002

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          TOWER FINANCIAL CORPORATION
                 (Name of small business issuer in its charter)

               INDIANA                                  6712                                35-2051170
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification Number)

                             ---------------------

                             116 EAST BERRY STREET
                           FORT WAYNE, INDIANA 46802
                                 (260) 427-7000
(Address and telephone number of principal executive offices and principal place of business)
                             ---------------------

                               DONALD F. SCHENKEL
                             CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TOWER FINANCIAL CORPORATION
                             116 EAST BERRY STREET
                           FORT WAYNE, INDIANA 46802
                                 (260) 427-7000
           (Name, address and telephone number of agent for service)
                             ---------------------

                                   COPIES TO:

                   JAMES A. ASCHLEMAN                                        KIP A. WEISSMAN
                   LAWRENCE E. SHINE                                         SCOTT J. LUEDKE
                    BAKER & DANIELS                                     JENKENS & GILCHRIST, P.C.
                       SUITE 2700                                            1445 ROSS AVENUE
               300 NORTH MERIDIAN STREET                                        SUITE 3200
            INDIANAPOLIS, INDIANA 46204-1782                             DALLAS, TEXAS 75202-3799
                     (317) 237-0300                                           (214) 855-4500

                             ---------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
                             ---------------------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF              AMOUNT TO BE       OFFERING PRICE       AGGREGATE OFFERING         AMOUNT OF
        SECURITIES TO BE REGISTERED            REGISTERED         PER SHARE(1)             PRICE(1)           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, no par value.......    1,395,232             $11.50              $16,045,168               $1,477
---------------------------------------------------------------------------------------------------------------------------------
Rights to purchase shares of Common
  Stock....................................    2,790,465              (2)                    (2)                    (2)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) Pursuant to Rule 457(g), no separate registration fee is required for the rights.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MAY 22, 2002
PROSPECTUS

                                1,395,232 SHARES

                             [TOWER FINANCIAL LOGO]
                                  CORPORATION

                                  COMMON STOCK
                             ---------------------

    We are distributing at no charge to each of our shareholders and optionholders as of the close of business on May 31, 2002, one non-transferable "right" for each share of our common stock owned or subject to an exercisable option at that time. Rights holders may purchase one share of our common stock
at the price of $         for every two rights held. We will not issue
fractional shares. Shareholders who exercise their rights to the fullest possible extent also will have an oversubscription privilege, which will entitle
them to subscribe, at $    per share, for shares that other rights holders
decline to purchase, up to a maximum combined subscription of 100,000 shares per subscriber. The rights offering, including the oversubscription privilege, will
expire at the close of business on June   , 2002. YOUR SUBSCRIPTION, ONCE MADE,
IS IRREVOCABLE.

    In addition, we may conduct a limited public offering of any shares that are not subscribed for in the rights offering. This offering would be available only to persons selected by us, in our sole discretion. If we conduct the limited public offering, offerees will have the opportunity to subscribe to purchase
shares at $    per share, up to a maximum combined subscription of 100,000 shares per subscriber. We may commence the limited public offering at any time
and, if commenced, it will expire at the close of business on July   , 2002,
unless we extend it in our sole discretion. We do not intend to extend the
limited public offering past July   , 2002, but if we do, we will allow
subscribers in either offering to change their subscriptions. We will not sell any shares in the limited public offering unless all valid subscriptions tendered in the rights offering have been satisfied completely. We reserve the right to reject, in whole or in part, any subscription tendered in the limited public offering.

    The offerings will be conducted solely on a "best efforts" basis. The subscription agent will deposit all subscription funds upon receipt in a segregated escrow account. There is no minimum number of shares that must be subscribed for as a condition to accepting subscriptions and closing the offerings. We reserve the right to terminate the offerings at any time.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 14.

    Our common stock is quoted on the Nasdaq National Market System under the
symbol "TOFC." On May   , 2002, the last sale price of our common stock, as
reported on the Nasdaq National Market System, was $    per share.

    THE SHARES OF COMMON STOCK BEING OFFERED ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                              PER SHARE   TOTAL(1)
                                                              ---------   --------
Subscription price..........................................   $          $
Marketing agents' solicitation fee(2).......................   $          $
Proceeds to Tower Financial(2)(3)...........................   $          $

---------------
(1) Assumes the sale of 1,395,232 shares.
(2) We have agreed to pay the marketing agents a solicitation fee in the amount of 1.80% of the funds raised from our shareholders and optionholders and from certain investors identified by management and 6.50% of any funds raised from any other investors. The fee amount listed in the table assumes the minimum solicitation fee is paid to the marketing agents. The maximum
    solicitation fee would be $        .
(3) Before deducting expenses payable by us, estimated to be $530,000, including an additional fee of $100,000 paid to Stifel, Nicolaus & Company, Incorporated pertaining to the delivery of its fairness opinion and up to an aggregate of $100,000 for the out-of-pocket expenses of the marketing agents. Assuming the maximum solicitation fee is paid to the marketing
    agents, total proceeds to Tower Financial would be $        , before
    deducting expenses.

     Neither the Securities and Exchange Commission, any state securities commission, any bank regulatory authority, nor any other government agency has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                MARKETING AGENTS
STIFEL, NICOLAUS & COMPANY,                                FAHNESTOCK & CO. INC.
          INCORPORATED
         , 2002

                          TOWER FINANCIAL CORPORATION

                  [TOWER FINANCIAL CORPORATION LOCATIONS MAP]

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. To understand the offerings fully, you should read the entire prospectus carefully. Unless the text clearly suggests otherwise, references in this prospectus to "us," "we," "our" or "the company" include Tower Financial Corporation and its subsidiaries, including, Tower Bank & Trust Company, which we sometimes refer to as "the Bank," and Tower Capital Trust I, which is a special purpose trust subsidiary.

     This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections in this prospectus entitled "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis or Plan of Operations," and "Business" contain a discussion of some of the factors that could contribute to those differences.

                           REASONS FOR THE OFFERINGS

     We are engaging in the offerings in order to raise capital to support our anticipated growth. We have chosen to do this through a rights offering so that our shareholders and optionholders have the opportunity to avoid or limit dilution of their ownership interests in our common stock. In addition, we may conduct a limited public offering of any shares not subscribed for in the rights offering. The limited public offering would be available only to persons selected by us, in our sole discretion.

                          TOWER FINANCIAL CORPORATION

     We are a financial holding company headquartered in Fort Wayne, Indiana providing a wide range of commercial and retail banking, personal trust, and mortgage banking services primarily to small- and medium-sized businesses and individual customers in Allen County, Indiana, including Fort Wayne and its suburbs. Our subsidiary bank, Tower Bank & Trust Company, operates three full-service banking offices and one mortgage production office. At March 31, 2002, we had total assets of $309.7 million, gross loans of $261.7 million, deposits of $274.3 million and shareholders' equity of $23.8 million.

PRIMARY LINES OF BUSINESS

     Commercial Lending. Our lending activities focus primarily on providing small- and medium-sized businesses in our market area with commercial business loans. These loans are both secured and unsecured and are made available for general operating purposes, acquisition of fixed assets including real estate, equipment and machinery, lines of credit collateralized by inventory and accounts receivable, as well as any other purposes considered appropriate by our executive management. Typically, our customers' financing requirements range from $100,000 to $2.0 million. Approximately 21% of our commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. The majority of our commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and/or other assets of the commercial borrower. Our commercial loans have both fixed and floating interest rates and typically have maturities of 1 to 5 years. Commercial loans comprised approximately 80% of our total loan portfolio at March 31, 2002.

     Mortgage Banking. We originate both fixed and variable rate, long-term residential mortgage loans and sell a majority of them in the secondary market. Our general policy, which is subject to review by management as a result of changing market and economic conditions and other factors, is to retain a portion of fixed rate balloon maturity mortgage loans in our loan portfolio and to sell the majority of long-term, fixed rate and variable rate loans in the secondary market. Generally, the loans sold into the secondary mortgage market make funds available for reuse in mortgage or other lending activities. We also broker real estate mortgage loans in the secondary market. We do not retain servicing rights with respect to any of the residential mortgage loans that we broker or sell. During 2001, we originated $34.6 million of residential mortgage loans, of which $8.1 million were retained, $17.8 million were sold in the secondary market, and $4.2 million were held for sale on December 31, 2001. We also brokered $26.9 million of residential mortgage loans during 2001.

     Personal Loans and Lines of Credit. We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles and the making of home improvements and personal investments. The majority of our personal loans are home equity loans secured by a second lien on real estate. We retain all of such loans.

     Investment Management and Trust Services. Our investment management and trust services department offers a range of personal trust services to customers in our market area. Our trust services include estate planning and money management. We believe offering a range of trust products and services is an excellent way to leverage our customer relationships, which should allow for continued growth in investment management and trust department revenues. Our trust personnel are experienced and provide personalized customer service. We believe these factors have contributed to our growth from no trust assets under management in October 1999 to approximately $231.3 million of trust assets under management at March 31, 2002. At March 31, 2002, approximately 60% of our assets under management were invested in equities and 40% were invested in fixed income products.

     Deposit Generation. We generate deposits primarily through offering a broad array of deposit products to individuals, businesses, associations, financial institutions and government entities in and around Allen County. We generally seek a comprehensive banking relationship from our lending customers, which has contributed to our internal deposit growth. This often includes encouraging new customers to consider both business and personal checking accounts and other deposit services. Our deposit services include checking, savings, and money market accounts, certificates of deposit, direct deposit services, and telephone and internet banking. We also offer a courier service for the deposit convenience of our business customers as well as wholesale lockbox and other business deposit services. At March 31, 2002, approximately 8.1% of our deposits were out-of-market deposits.

GROWTH HISTORY

     Since our organization, management has focused on achieving profitable internal growth while maintaining strong asset quality. We have grown gross loans to $261.7 million and deposits to $274.3 million since we opened in February 1999. Despite opening a trust department in late 1999, we posted our first profit in the second quarter of 2000. We believe a number of factors have contributed to our loan and deposit growth, including:

     - our experienced employee base, which has extensive long-term relationships and a strong reputation within the Fort Wayne, Indiana business community;

     - providing high quality, prompt and personal service, coupled with the technology, product offerings, and lending limit to compete with larger institutions;

     - achieving the size and visibility to be a major competitor for commercial loans in our markets;

     - generating local core deposit funding through the expansion of our distribution network and a wide array of customized deposit generating products;

     - many of Fort Wayne's locally owned or managed banks have either been acquired recently by large regional bank holding companies or consolidated into branches of other banks; and

     - maintaining strong asset quality.

     We believe the combination of these principal factors has contributed to our strong historical growth and will provide significant opportunities for continued growth in profitability during the next few years.

     The table below presents selected operating and financial highlights:

                                       AS OF AND FOR THE THREE
                                            MONTHS ENDED
                                              MARCH 31,           AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------
                                          2002         2001        2001        2000        1999      1998(1)
                                       ----------   ----------   ---------   ---------   ---------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)
Total revenue(2).....................   $  2,713     $  2,042    $  9,614    $  6,750    $  2,576     $  --
Pretax income (loss).................        532          337       1,856         486      (1,675)     (473)
Net income (loss)(3).................        321          203       1,120       1,074      (1,675)     (473)
Earnings (loss) per diluted
  share(3)...........................       0.12         0.08        0.44        0.42       (0.71)      n/a
Total assets.........................    309,657      229,587     291,805     212,413     103,647       397
Loans................................    261,693      163,325     232,346     155,880      67,315        --
Deposits.............................    274,326      203,271     256,153     188,296      81,733        --
Stockholders' equity.................     23,814       22,598      23,505      22,395      21,320      (473)
Efficiency ratio(4)..................      66.55%       72.49%      69.04%      72.73%     125.84%      n/m
Return on average assets(5)..........       0.44%        0.41%       0.47%       0.68%      (2.96%)     n/m
Return on average stockholders'
  equity(5)..........................       5.54%        3.66%       4.88%       5.04%      (8.25%)     n/m
Net charge-offs to average
  loans(5)...........................       0.04%        0.00%       0.00%       0.00%       0.00%      n/a

---------------

(1) We were incorporated in 1998. The 1998 period is from July 8 (date of inception) through December 31.

(2) Total revenue is defined as net interest income plus noninterest income.

(3) Year 2000 earnings per share included a $0.23 per share one-time tax benefit.

(4) Noninterest expense divided by the sum of net interest income plus noninterest income.

(5) Annualized for interim periods.

MANAGEMENT TEAM

     We have assembled a management team with extensive local experience and long-term relationships within the Fort Wayne market. We believe this experienced management team, coupled with our diverse, community-oriented board of directors, enhances our ability to attract and retain commercial customers. Our management team includes:

     Donald F. Schenkel. Mr. Schenkel is the President and Chief Executive Officer of Tower Financial, the Chief Executive Officer of the Bank, and a director of Tower Financial and the Bank, positions he has held since July 1998, and was elected the Chairman of the Board of Tower Financial and the Bank in October 1998. From July 1998 until March 2002, Mr. Schenkel also served as President of the Bank. Mr. Schenkel is a native of Fort Wayne and has over 31 years of experience in the banking industry. Prior to joining Tower Financial, he served as First Vice President of NBD Bank, Indiana. From 1993 to 1998, he served as Division Head of Retail Banking and Private Banking & Investments for NBD Bank, Indiana.

     Kevin J. Himmelhaver. Mr. Himmelhaver has been the Executive Vice President of Tower Financial and the Bank since January 2001 and the Chief Financial Officer and Secretary of Tower Financial and the Bank since October 1998 and November 1998, respectively. In addition, Mr. Himmelhaver has been a director of the Bank since April 1, 2002. Mr. Himmelhaver has over 21 years of banking experience in the Fort Wayne area. From 1993 to 1998, he served as Senior Vice President and Chief Financial Officer and as a director of Norwest Bank Indiana, N.A., and Norwest Bank Ohio, N.A.

     Curtis A. Brown. Mr. Brown has been the President and a director of the Bank since April 1, 2002. Mr. Brown has been Executive Vice President of Tower Financial since January 2001. He has also been the Chief Lending Officer of Tower Financial and Chief Operating Officer and Chief Lending Officer of the Bank since October 1998. He is a native of Fort Wayne and has over 23 years of experience in the banking industry. From 1993 until 1998, Mr. Brown managed corporate banking groups for NBD Bank, Indiana in Fort Wayne, holding the positions of First Vice President and Group Head.

     Gary D. Shearer. Mr. Shearer has been the Senior Vice President and Trust Officer of the Bank since January 2001 and served as Vice President and Trust Officer of the Bank from August 1999 to January 2001. Mr. Shearer has over 16 years of banking and trust experience. From 1994 to 1999, he served as Vice President and Investment Officer at Fort Wayne National Bank and Vice President and Regional Trust Manager at National City Bank of Indiana.

     James E. Underwood. Mr. Underwood has been Senior Vice President of the Bank since January 2001 and Vice President of the Bank since January 1999. Mr. Underwood's responsibilities include management of credit administration, loan review and cash management. Mr. Underwood has over 15 years of banking experience as well as four years of business consulting and private business management experience. Prior to joining the Bank, Mr. Underwood served in general corporate lending and managed assets capacities at predecessor banks of Bank One.

     Kevin E. Patrick. Mr. Patrick has been Senior Vice President of the Bank since January 2001 and Vice President of the Bank since December 1998. Mr. Patrick's responsibilities include management of corporate and mortgage banking. Mr. Patrick has over 14 years of banking experience in Fort Wayne as well as two years of public accounting experience. From 1988 to December 1998, Mr. Patrick served in the corporate lending area as a vice president and credit division manager at predecessor banks of Bank One.

BUSINESS STRATEGY

     Focus on In-Market Businesses. Our lending activities focus primarily on providing local small- and medium-sized businesses with commercial business loans and loans secured by owner-occupied real estate. Typically, we seek commercial lending relationships with customers borrowing from $100,000 to $2.0 million and offer these customers an in-house lending limit of $3.5 million. We believe that commercial customers prefer to conduct business with community-oriented financial institutions like ours which demonstrate an active interest in their business and personal financial affairs, offer local decision making by experienced loan officers, and offer a sophisticated product portfolio to meet their banking needs. At March 31, 2002, commercial loans comprised approximately 80% of our loan portfolio, including commercial real estate loans which accounted for approximately 21% of our loan portfolio.

     Attract Experienced and Highly Qualified Employees. Key to our growth and profitability is our employees' extensive experience in providing community banking services and our ability to create a culture committed to both high quality customer service and disciplined credit quality. Our employees are selected not only for their years of banking experience but also for their business development skills and their strong ties to the communities they serve. We believe our culture of management support, decision-making empowerment and customer service focus is attractive to experienced banking professionals who are growth oriented. Our ability to attract highly qualified employees enables us to grow efficiently, while partially mitigating the credit risks associated with a rapidly growing loan portfolio.

     Build Long-Term Local Relationships and a Customer Service Focus. We are a relationship-based, customer-driven financial institution, which employs experienced persons who have long-term relationships with local businesses and share our customer service focus. Our target customers are local business owners who desire continuity in their banking relationship and an organization that can service their needs in a timely and professional manner. We believe our community-oriented banking professionals, with long-term relationships, and our ability to deliver products and services in a highly personalized manner helps differentiate us from larger, regional banks operating in our market areas.

     Increase Our Deposit Base Through an Expanding Product Line and Branch Network. Through our main office and two full-service branches, we actively solicit deposits from individuals, businesses, associations, financial institutions and government entities. We compete for deposits by offering personal attention, professional service, competitive interest rates and creative deposit-generating techniques such as courier deposit pick-up and internet banking. Our courier service compliments our branch network and allows us to expand our geographic deposit base in an efficient manner. In 2001, we opened 1,782 net new deposit accounts, an increase of 44% over the number of deposit accounts at December 31, 2000. To facilitate the continued growth of our deposit base, we intend to open a third branch in northeast Fort Wayne during the second half of 2002. As opportunities present themselves, we may open new branches over the next several years in Fort Wayne or other areas of northeastern Indiana. This expansion will enable us to serve adjacent geographic markets, and will make banking with us more convenient for existing and future customers.

     Expand our Investment Management and Trust Department to Leverage Customer Relationships. A key component of our strategy is to continue to expand the investment management and trust area of our business through the cross selling of our trust products and services to our affluent customers. We believe our experienced trust personnel, who provide personalized customer service, are well positioned to take advantage of this opportunity. By offering a wide array of products and services we will strive to expand our customer relationships, diversify our revenue base and increase our noninterest income.

     Maintain Strong Asset Quality. Another important component of our strategy is the emphasis on the quality of our loan portfolio and the adequacy of our loan loss reserves. From February of 1999 through March 31, 2002, we have charged-off only $27,079 in loans. Our ratio of non-performing loans to total loans was 0.25% at March 31, 2002. In addition to controlling provision expense, we believe that strong asset quality leads to greater operating performance because it minimizes the time and money spent managing problem assets. At the same time, we understand the risks associated with our loan portfolio and maintain a loan loss reserve that we believe is appropriate. At March 31, 2002 our ratio of allowance for loan losses to total loans was 1.46%.

MARKET AREA

     Our market area is primarily Allen County, Indiana, which encompasses the Fort Wayne metropolitan area. Fort Wayne, the second largest city in the State of Indiana, has a diverse economy and is the regional shopping, medical, and retail hub for northeastern Indiana, southern Michigan and northwestern Ohio. Statistically, Allen County has approximately 334,000 people, 128,000 households and a median household income that is estimated to have grown approximately 53% from 1990 to 2001. According to available industry data, as of June 30, 2001, total deposits in Allen County, including those of banks and thrifts, were approximately $3.4 billion. Our deposit market share in Allen County was approximately 6.3% as of June 30, 2001. Based on total assets, we are the largest publicly owned financial holding company headquartered in Fort Wayne.

     Our principal executive offices are located at 116 East Berry Street, Fort Wayne, Indiana. Our telephone number is (260) 427-7000.

                QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Q. WHY IS TOWER FINANCIAL ENGAGING IN THE OFFERINGS?

A: We are engaging in the offerings in order to raise capital to support our anticipated growth. We have chosen to do this through a rights offering so that our shareholders and optionholders have the opportunity to avoid or limit dilution of their ownership interests in our common stock. In addition, we may conduct a limited public offering of any shares that are not subscribed for in the rights offering.

Q. WHAT IS THE RIGHTS OFFERING?

A: We are distributing at no charge to each of our shareholders and optionholders as of the close of business on May 31, 2002, one "right" for each share owned or subject to an exercisable option as of that time. Rights holders may purchase one share of our common stock at the price of
   $          for every two rights held. Because it takes two rights to buy a share, you can only exercise rights in even numbers (we will not issue fractional shares). Subject to this even number limitation, however, you may choose to exercise some, all or none of the rights you receive.

Q. CAN I SELL OR GIVE AWAY MY RIGHTS?

A: No. You may not transfer rights to any other person.

Q. WHAT IS THE OVERSUBSCRIPTION PRIVILEGE?

A: Shareholders who exercise their rights to the fullest possible extent (other than any rights they may receive due to their status as optionholders) will have an "oversubscription privilege," which will entitle them to subscribe for shares that other rights holders decline to purchase. These shareholders
   may subscribe for additional shares at $     per share, up to a maximum
   combined subscription of 100,000 shares per subscriber. For example, a shareholder with 20,000 rights who subscribes for the full 10,000 shares available with those rights will have an oversubscription privilege for up to an additional 90,000 shares. Optionholders do not have an oversubscription privilege.

   Shares will be available for purchase pursuant to the oversubscription privilege only to the extent that other rights holders decline to subscribe for the full number of shares available to them. If the number of shares available for oversubsciptions is less than the total number requested by shareholders who exercise the oversubscription privilege, we will allocate the available shares among the oversubscribing shareholders proportionately based on the relative numbers of requested shares.

Q. HOW DO I EXERCISE MY RIGHTS?

A: If you hold your shares in "street name" through a bank, broker or other nominee, you must contact that firm and follow its instructions in order to exercise your rights and the oversubscription privilege.

   If you hold your shares directly in your own name, you received a "subscription certificate" with this prospectus. The subscription certificate states the number of shares you may purchase with your rights and the maximum number of shares for which you may oversubscribe if you exercise your rights to the fullest possible extent. You may exercise your rights and the oversubscription privilege by properly completing and signing the subscription certificate and delivering it, along with payment of the entire subscription price for all shares for which you are subscribing, to the
   "subscription agent" on or before the close of business on June   , 2002,
   which is the expiration date of the rights offering. For further information regarding delivery of the subscription certificate and payment to the subscription agent, see "The Offerings -- The Rights Offering -- Exercise Procedures."

   The subscription agent will deposit all subscription funds upon receipt in a segregated escrow account. If you exercise the oversubscription privilege and there are not enough shares available to honor your subscription in full, you will receive a refund of your excess subscription funds as soon as practicable by mail. YOU WILL NOT RECEIVE ANY INTEREST ON YOUR SUBSCRIPTION FUNDS WHILE THEY ARE ON DEPOSIT WITH THE SUBSCRIPTION AGENT AND ANY REFUND OF EXCESS SUBSCRIPTION FUNDS WILL BE WITHOUT INTEREST.

Q. HOW LONG WILL THE RIGHTS OFFERING LAST?

A: The rights offering, including the oversubscription privilege, will expire at
   the close of business on June   , 2002.

Q. AFTER I EXERCISE MY RIGHTS, CAN I CHANGE MY MIND?

A: NO. ONCE YOU SUBMIT YOUR SUBSCRIPTION CERTIFICATE AND PAYMENT, IT IS
   IRREVOCABLE.

Q. WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY RIGHTS?

A: Failure to exercise your rights will have no effect on the shares you currently hold. However, your percentage ownership interest in our common stock will be diluted to the extent that we issue shares to others in the offerings.

Q. IS EXERCISING MY RIGHTS RISKY?

A: Exercising your rights and purchasing additional shares of our common stock involve a variety of risks, including those described under the heading "Risk Factors," beginning on page 14. The market price of our common stock fluctuates and might decrease, either during or after the offering, below the offering price.

Q. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY RIGHTS?

A: If you are a shareholder, as a general rule you will not recognize taxable income as a result of the receipt or exercise of rights. Optionholders generally will not recognize taxable income due to the receipt of rights but will recognize ordinary income upon their exercise in an amount equal to the excess of the fair market value of the shares acquired over the subscription price paid for those shares. See "Federal Income Tax Consequences."

Q. HOW DID WE ARRIVE AT THE OFFERING PRICE?

A: We determined the offering price of $     per share based on the current
   market price of our common stock, the amount of capital we are seeking to raise, our alternatives for raising capital, and other factors we deemed relevant. Stifel, Nicolaus & Company, Incorporated, our financial advisor in connection with the offerings, has issued a fairness opinion to the effect that the offering price in the rights offering is fair, from a financial point of view, to our existing shareholders. Despite the fairness opinion, however, you should form your own conclusions regarding the offering price. See "The Offerings -- Opinion of Financial Advisor" for more information regarding the fairness opinion.

Q. CAN WE CANCEL THE OFFERINGS?

A: Yes. We have the right, in our sole discretion, to terminate either or both of the offerings at any time prior to their completion. If we terminate either or both of the offerings, any subscription funds will be returned promptly, without deduction or interest.

Q. WHEN WILL I RECEIVE A STOCK CERTIFICATE FOR MY NEW SHARES?

A: The rights offering will expire at the close of business on June   , 2002. If
   we do not conduct the limited public offering, we will accept subscriptions tendered in the rights offering promptly after its expiration. We will mail stock certificates reflecting the accepted subscriptions as soon as practicable thereafter. Shareholders who hold their shares in "street name" through a bank, broker or other nominee, will not receive stock certificates but, instead, will have their nominee accounts credited with any shares they purchase.

   If the limited public offering is conducted, we will postpone the acceptance of subscriptions tendered in the rights offering until the conclusion of the limited public offering. The limited public offering, if conducted, will
   expire at the close of business on July   , 2002, unless we extend it in our
   sole discretion. We do not intend to extend the limited public offering past
   July   , 2002, but if we do, we will allow subscribers in either offering to change their subscriptions. Promptly upon the conclusion of the limited public offering, we will accept subscriptions tendered in both of the offerings and mail stock certificates as soon as practicable thereafter.

Q. WILL THE SHARES OF COMMON STOCK SOLD IN THE OFFERINGS BE LISTED FOR TRADING?

A: Yes. The shares will be listed for trading on the Nasdaq National Market
   System under the symbol "TOFC."

Q. ARE WE REQUIRING A MINIMUM AMOUNT OF GROSS PROCEEDS TO COMPLETE THE
   OFFERINGS?

A: No. There is no minimum number of shares that must be subscribed for as a condition to accepting subscriptions and closing the offerings. We have the right to accept any subscriptions validly tendered.

Q. HOW MUCH MONEY WILL TOWER FINANCIAL RECEIVE FROM THE OFFERINGS?

A: If all of the 1,395,232 shares included in the offerings are subscribed for
   and sold, our gross proceeds would be $          , before deducting fees and
   expenses that we must pay, which we estimate to range from $          to
   $          . However, we cannot make any assurances regarding the amount of funds that we will raise in the offerings.

Q. HOW MANY SHARES OF COMMON STOCK WILL BE OUTSTANDING AFTER THE OFFERINGS?

A: If the maximum number of shares are sold in the offerings, we will issue
   1,395,232 new shares of common stock. As of May 31, 2002, the record date for the rights offering, we had 2,530,000 shares outstanding. Therefore, if no other shares are issued (for example, upon the exercise of outstanding options) and all of the shares included in the offerings are sold, we will have a total of 3,925,232 shares outstanding immediately after completion of the offerings.

Q. IF I HAVE A QUESTION ABOUT THE COMPANY OR THE RIGHTS OFFERING, WHAT SHOULD I DO?

A: You should call the lead marketing agent, Stifel, Nicolaus & Company, Incorporated, at (888) 530-3889 (toll free) or (260) 459-3989, Monday through Friday during regular business hours.

Q. IF I HAVE A QUESTION ABOUT COMPLETING MY SUBSCRIPTION CERTIFICATE AND SUBMITTING A PAYMENT, WHAT SHOULD I DO?

A: You should call the subscription agent, EquiServe Trust Company, N.A., at
   (800) 730-6001 (toll free), Monday through Friday during regular business hours.

                                 THE OFFERINGS

Number of Shares Offered......   Up to 1,395,232 shares.

Subscription Price per
Share.........................   $     .

Shares Outstanding Before
Offerings.....................   2,530,000 shares as of the record date,
                                 excluding shares subject to options.

Shares Outstanding After
Offerings.....................   3,925,232 shares, assuming the sale of all
                                 offered shares and excluding shares subject to options.

Rights Offering...............   We are distributing at no charge to each of our
                                 shareholders and optionholders as of the record date one "right" for each share owned or subject to an exercisable option as of the record date. Rights holders may purchase one share of our common stock at the subscription price for every two rights held. Subject to the requirement to exercise rights in even numbers, you may choose to exercise some, all or none of the rights you receive.

Oversubscription Privilege....   Shareholders who exercise their rights to the
                                 fullest possible extent will have an
                                 oversubscription privilege, which will entitle them to subscribe for shares that other rights holders decline to purchase. These shareholders may subscribe for additional shares at the subscription price, up to a maximum combined subscription of 100,000 shares per subscriber.
                                 Shares will be available for purchase pursuant to the oversubscription privilege only to the extent that other rights holders decline to subscribe for the full number of shares available to them. If necessary, we will prorate the available shares. Optionholders do not have an oversubscription privilege.

Expiration Date...............   The rights offering, including the
                                 oversubscription privilege, will expire at the
                                 close of business on June   , 2002.

Record Date...................   May 31, 2002.

Non-transferability of
Rights........................   The rights are not transferable and will not be
                                 listed on any exchange or traded in any market.

Procedures for Exercising
Rights and Oversubscription
Privilege.....................   If you hold your shares in "street name"
                                 through a bank, broker or other nominee, you must contact that firm and follow its instructions. If you are a shareholder or optionholder of record, you must complete and sign the subscription certificate that accompanied your prospectus and deliver it, along with payment of the entire subscription price for all shares for which you are subscribing, to the subscription agent on or before the expiration date of the rights offering. See "The Offerings -- The Rights
                                 Offering -- Exercise Procedures."

Limited Public Offering.......   We may conduct a limited public offering of any
                                 shares that are not subscribed for in the
                                 rights offering. This offering would be
                                 available only to persons selected by us, in
                                 our sole discretion. If we conduct this
                                 offering, offerees will have the opportunity to
                                 subscribe to purchase shares at the
                                 subscription price, up to a maximum combined
                                 subscription of 100,000 shares per subscriber.
                                 We may commence this offering at any time and,
                                 if
                                 commenced, it will expire at the close of
                                 business on July   , 2002, unless we extend it
                                 in our sole discretion. We do not intend to
                                 extend it past July   , 2002, but if we do, we
                                 will allow subscribers in either offering to change their subscriptions. We reserve the right to reject, in whole or in part, any subscription tendered in the limited public offering. This offering would be conducted solely on a "best efforts" basis.

Subscription Procedures for
the Limited Public Offering...   If you are an offeree in the limited public
                                 offering, you may subscribe for shares by properly completing and signing the order form and delivering it, along with payment of the entire subscription price for all of the shares for which you are subscribing, to the subscription agent on or before the expiration date of the limited public offering.

Irrevocability of
Subscriptions.................   Once tendered, subscriptions in either offering
                                 are irrevocable.

Closing of Offerings..........   If we do not conduct the limited public
                                 offering, we will accept subscriptions tendered in the rights offering promptly after its expiration. If the limited public offering is conducted, we will postpone the acceptance of subscriptions tendered in the rights offering until the conclusion of the limited public offering, at which time we will close the offerings and mail stock certificates as soon as practicable thereafter.

Termination Right.............   We reserve the right to terminate the
                                 offerings, or either one of them, at any time.

No Minimum Condition..........   There is no minimum number of shares that must
                                 be subscribed for as a condition to accepting subscriptions and closing the offerings.

Subscription Agent............   The subscription agent for the offerings is
                                 EquiServe Trust Company, N.A.

If You Have Questions.........   If you have questions about tendering a
                                 subscription, please contact the subscription agent at (800) 730-6001, Monday through Friday, during regular business hours. If you have other questions about the offerings or questions about us, or if you need additional copies of this prospectus or the subscription documents, please contact the lead marketing agent, Stifel, Nicolaus & Company,
                                 Incorporated, at (888) 530-3889 or (260)
                                 459-3989, Monday through Friday, during regular business hours.

Financial Advisor and
Marketing Agents..............   We have retained Stifel, Nicolaus & Company,
                                 Incorporated as our financial advisor and lead marketing agent for the offerings. Fahnestock &
                                 Co. Inc. will serve as co-marketing agent for the offerings. The marketing agents will solicit shareholders and optionholders in the rights offering and, if we request, will solicit prospective investors in the limited public offering. We will pay certain fees and expenses to the marketing agents for their services. The marketing agents will not purchase any shares in the offerings and will perform their services solely on a "best efforts" basis. See "The Offerings -- Plan of
                                 Distribution."

Use of Proceeds...............   We intend to use the net proceeds from the
                                 offerings to support our anticipated growth.
                                 Promptly following the completion of the offerings, we intend to contribute $7.0 million of proceeds received to the Bank. See "Use of Proceeds."

Risk Factors..................   You should read the "Risk Factors" section
                                 beginning on page 14 and other information included in this prospectus before deciding to invest in our common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes our selected consolidated financial information and other financial data. The selected consolidated financial data as of and for the three months ended March 31, 2002 and 2001 are derived from our unaudited consolidated financial statements for those periods. The selected consolidated financial data as of and for the years ended December 31, 2001 and 2000 are derived from our consolidated financial statements for those years, which have been audited by Crowe, Chizek and Company LLP. The selected consolidated financial data as of and for the year ended December 31, 1999 and for the period from July 8 (date of inception) to December 31, 1998 are derived from our consolidated financial statements for those periods, which have been audited by PricewaterhouseCoopers LLP, independent accountants. This information should be read together with "Management's Discussion and Analysis or Plan of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

                                      AS OF AND FOR THE
                                     THREE MONTHS ENDED
                                          MARCH 31,          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                    ---------------------   -------------------------------------------
                                      2002        2001        2001        2000        1999      1998(1)
                                    ---------   ---------   ---------   ---------   ---------   -------
                                               (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)
RESULTS OF OPERATIONS:
Interest income...................  $   3,739   $   3,919   $  15,931   $  12,769   $   3,682    $  --
Interest expense..................      1,574       2,216       8,102       7,047       1,394       --
                                    ---------   ---------   ---------   ---------   ---------    -----
Net interest income...............      2,165       1,703       7,829       5,722       2,288       --
Provision for loan losses.........        375         225       1,120       1,355       1,010       --
Noninterest income................        548         339       1,785       1,028         288       --
Noninterest expense...............      1,805       1,480       6,638       4,909       3,241      473
                                    ---------   ---------   ---------   ---------   ---------    -----
Income (loss) before income
  taxes...........................        532         337       1,856         486      (1,675)    (473)
Income taxes expense (benefit)....        211         134         736        (588)         --       --
                                    ---------   ---------   ---------   ---------   ---------    -----
Net income (loss).................  $     321   $     203   $   1,120   $   1,074   $  (1,675)   $(473)
                                    =========   =========   =========   =========   =========    =====
PER SHARE DATA:
Net income (loss): diluted(2).....  $    0.12   $    0.08   $    0.44   $    0.42   $   (0.71)     n/m
Book value at end of period.......  $    9.41   $    8.93   $    9.29   $    8.85   $    8.43      n/m
Dividends declared................        n/a         n/a         n/a         n/a         n/a      n/a
Average common shares and dilutive
  potential common shares
  outstanding.....................  2,609,809   2,531,750   2,531,818   2,530,000   2,344,055      n/m
BALANCE SHEET DATA:
Total assets......................  $ 309,657   $ 229,587   $ 291,805   $ 212,413   $ 103,647    $ 397
Total securities available for
  sale............................      9,436       6,090       3,482      10,626       5,816       --
Loans held for sale...............      2,889          --       4,293          --          --       --
Total loans.......................    261,693     163,325     232,346     155,880      67,315       --
Allowance for loan losses.........      3,833       2,590       3,480       2,364       1,010       --
Total deposits....................    274,326     203,271     256,153     188,296      81,733       --
Short-term borrowings.............      1,060         530       1,060         530         210       --
FHLB advances.....................      6,500       2,500       6,500          --          --       --
Trust preferred securities........      3,431          --       3,430          --          --       --
Stockholders' equity..............     23,814      22,598      23,505      22,395      21,320     (473)

                                      AS OF AND FOR THE
                                     THREE MONTHS ENDED
                                          MARCH 31,          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                    ---------------------   -------------------------------------------
                                      2002        2001        2001        2000        1999      1998(1)
                                    ---------   ---------   ---------   ---------   ---------   -------
                                               (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)
PERFORMANCE RATIOS:
Return on average assets(5).......       0.44%       0.41%       0.47%       0.68%      (2.96)%    n/m
Return on average stockholders'
  equity(5).......................       5.54        3.66        4.88        5.04       (8.25)     n/m
Net interest margin(3)(5).........       3.05        3.48        3.33        3.70        4.20      n/m
Efficiency ratio(4)...............      66.55       72.49       69.04       72.73      125.84      n/m
ASSET QUALITY RATIOS:
Nonperforming loans to loans......       0.25%       0.21%       0.35%       0.00%       0.00%     n/a
Nonperforming assets to loans.....       0.25        0.21        0.35        0.00        0.00      n/a
Allowance for loan losses to
  nonperforming loans.............     583.41      746.40      426.44         n/m         n/m      n/a
Allowance for loan losses to
  loans...........................       1.46        1.59        1.50        1.52        1.50      n/a
Net charge-offs to average
  loans(5)........................       0.04        0.00        0.00        0.00        0.00      n/a
LIQUIDITY AND CAPITAL RATIOS:
Loans to deposits.................      95.39%      80.35%      90.71%      82.78%      82.36%     n/a
Total stockholders' equity to
  total assets....................       7.69        9.84        8.06       10.54       20.57      n/m
Total risk-based capital..........      11.11       13.76       12.12       14.24       25.96      n/m
Tier 1 risk-based capital.........       9.86       12.50       10.87       12.99       24.79      n/m
Tier 1 leverage capital(6)........       9.26       11.12       10.02       11.21       24.75      n/m

---------------

(1) We were incorporated in 1998. The 1998 period is from July 8 (date of inception) through December 31.

(2) Year 2000 earnings per share included a $0.23 per share one-time tax benefit.

(3) Net interest income dividend by average interest-earning assets.

(4) Noninterest expense divided by the sum of net interest income plus noninterest income.

(5) Annualized for interim periods.

(6) The Tier 1 leverage capital ratio is calculated as Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

n/m -- not meaningful

n/a -- not applicable

                                  RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider the following risk factors before you decide to exercise your rights and/or subscribe for our common stock. You should also consider the other information in this prospectus. If any of these risks actually occur, our business could be adversely affected, the trading price of our common stock could decline, and you could lose all or a part of your investment.

OUR LIMITED OPERATING HISTORY MAKES FINANCIAL FORECASTING DIFFICULT AND, IN ASSESSING OUR PROSPECTS, YOU SHOULD CONSIDER OUR EARLY STAGE OF DEVELOPMENT AND PRESENCE IN A HIGHLY COMPETITIVE INDUSTRY.

     Our limited operating history makes it difficult to forecast our future operating results. We commenced operations in February 1999. Accordingly, you should assess our prospects in light of the risks and difficulties frequently encountered by companies, particularly financial institutions, in the early stage of development.

CHANGES IN ECONOMIC CONDITIONS OR INTEREST RATES MAY NEGATIVELY AFFECT OUR EARNINGS, CAPITAL AND LIQUIDITY.

     The results of operations for financial institutions, including the Bank, may be materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government. Our profitability is heavily influenced by the spread between the interest rates we earn on investments and loans and the interest rates we pay on deposits and other interest-bearing liabilities. Substantially all of our loans are to businesses and individuals in northeastern Indiana, and any decline in the economy of this area could adversely affect us. Like most financial institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in these rates. At any given time, our assets and liabilities will be such that they will be affected differently by a given change in interest rates.

OUR CREDIT LOSSES COULD INCREASE AND OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER ACTUAL LOAN LOSSES.

     The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may negatively impact our earnings and overall financial condition, as well as the value of our common stock. Our focus on commercial lending may result in a larger concentration of loans to small and medium-sized businesses. As a result, we may assume greater lending risks than other banks. Also, many of our loans have been made recently, and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of the allowance for loan losses. We make various assumptions and judgements about the collectibility of our loan portfolio and provide an allowance for probable losses based on several factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which would have an adverse affect on our operating results. Additions to our allowance for loan losses decrease our net income. While we have not experienced any significant charge-offs or had large numbers of nonperforming loans, due to the significant increase in loans originated since we began operations, we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions.

REPAYMENT OF OUR COMMERCIAL LOANS IS OFTEN DEPENDENT ON CASH FLOW OF THE BORROWER, WHICH MAY BE UNPREDICTABLE, AND COLLATERAL SECURING THESE LOANS MAY FLUCTUATE IN VALUE.

     Our commercial loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral is accounts receivable, inventory, equipment or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loan may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Other collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. Commercial loans represented approximately 80% of our total loan portfolio at March 31, 2002.

WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF ANY OF OUR EXECUTIVE OFFICERS MAY ADVERSELY AFFECT OUR OPERATIONS.

     Much of our success to date has been influenced strongly by our ability to attract and retain senior management experienced in banking and financial services. Our ability to retain executive officers and the current management team will continue to be important to the successful implementation of our strategies. Our future success depends in large part on the continued service of our key personnel, particularly Mr. Schenkel, our President and Chief Executive Officer, Mr. Himmelhaver, our Executive Vice President and Chief Financial Officer, Mr. Brown, our Executive Vice President and Chief Lending Officer, and Mr. Shearer, the Senior Vice President and Trust Officer of the Bank. We have a key man life insurance policy on Mr. Schenkel in the amount of $1.0 million. It is also critical, as we grow, to be able to attract and retain qualified additional senior and middle management. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition and results of operations.

OUR GROWTH AND EXPANSION MAY BE LIMITED BY MANY FACTORS.

     We have pursued and intend to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk and interest rate levels without corresponding increases in noninterest expenses. We cannot assure you that we will be successful in continuing our growth strategies, due, in part, to delays and other impediments resulting from regulatory oversight, limited availability of qualified personnel or unavailability of suitable branch sites. The success of our growth strategy will depend, in part, on maintaining sufficient regulatory capital levels and on continued favorable economic conditions in our market area.

     In addition, we may acquire banks, related businesses or branches of other financial institutions that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, businesses, or branches involves risks commonly associated with acquisitions, including:

     - exposure to unknown or contingent liabilities of banks, businesses or branches we acquire;

     - exposure to asset quality issues of the acquired banks, businesses or branches;

     - difficulty and expense of integrating the operations and personnel of banks, businesses or branches we acquire;

     - potential disruption to our business;

     - potential diversion of our management's time and attention;

     - possible loss of key employees and customers of the banks, businesses or branches we acquire; and

     - need to record and amortize core deposit premiums for financial reporting purposes.

WE MAY NOT BE ABLE TO IMPLEMENT SUCCESSFULLY OUR STRATEGY TO ENTER NEW MARKETS.

     Among other matters, our business strategy includes expansion into new markets by establishing new branches. The establishment of new branches requires a significant expenditure of capital to prepare the facilities for operation, and additional overhead expense to staff and operate the new facilities. We believe that it will take several years for new branches to first achieve operational profitability. This lag in profitability is due primarily to the impact of organizational and overhead expenses and the time necessary to generate new deposits. In May 2000, we opened our first branch office located in the northwest section of Fort Wayne, Indiana and, in January 2001, we opened a second branch office located in the southwest section of Fort Wayne. We have acquired land for and have begun construction of a third branch in the northeast section of Fort Wayne, which we intend to open in the second half of 2002. As opportunities present themselves we may open new branches in the next several years in Fort Wayne or other areas of northeastern Indiana.

     While our two branch offices are generating loan and deposit activity consistent with our projections, we may encounter unanticipated difficulties that could adversely affect our ability to achieve profitability. In addition, we cannot assure you that we will be able to operate and manage successfully our operations in new markets or recover our initial capital investment in such operations. Start-up costs associated with the establishment of new branches may adversely impact our earnings. To the extent that we undertake additional branching, we are likely to initially experience the effects of higher operating expenses relative to operating income from the new branches.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE FINANCIAL SERVICES INDUSTRY.

     We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Indiana-based and out-of-state banks, internet-based banks, thrifts, credit unions and other financial institutions, as well as other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer branch networks and other services which we do not, including brokerage, insurance, mutual fund and international banking services. Most of these entities have greater capital resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. This competition may limit our growth or earnings. Under the Gramm-Leach-Bliley Act of 1999, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which we conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

WE ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION, AND ANY REGULATORY CHANGES MAY ADVERSELY AFFECT US.

     The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or shareholders. Existing state and federal banking laws subject us to substantial limitations with respect to the making of loans, the purchase of securities, the payment of dividends and many other aspects of our business. Some of these laws may benefit us, while others may increase our costs of doing business, or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may limit our growth and also affect our ability to attract deposits, make loans and achieve satisfactory interest spreads.

     In addition, dividend payments and extensions of credit to us from the Bank are subject to legal and regulatory limitations, generally based on capital levels and profits imposed by law and regulatory agencies with authority over the Bank.

WE CONTINUALLY ENCOUNTER TECHNOLOGICAL CHANGE, AND WE MAY HAVE FEWER RESOURCES THAN OUR COMPETITORS TO CONTINUE TO INVEST IN TECHNOLOGICAL IMPROVEMENTS.

     The banking industry is undergoing technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as creating additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

THIS IS A BEST EFFORTS OFFERING AND WE MAY NOT BE ABLE TO RAISE ALL THE CAPITAL WE NEED TO CONTINUE OUR GROWTH AND EXPANSION.

     This is a "best efforts" offering which means there is no guarantee that we will be able to sell all or any of the shares of common stock offered in this prospectus. There is no minimum number of shares that we must sell to complete the offerings. In the event that we are unable to raise sufficient capital from the offerings it is likely that we will need to obtain additional capital so that we may be able to continue the Bank's growth and to execute successfully our business strategy. Any necessary future raising of capital, if available, may be on terms which are not favorable to us. If adequate capital is not available, we will be subject to an increased level of regulatory supervision and our business, operating results and financial conditions could be adversely affected.

ANY LIMITED PUBLIC OFFERING OF UNSUBSCRIBED SHARES AS DESCRIBED IN THIS PROSPECTUS WILL REDUCE, AND FUTURE COMMON STOCK OFFERINGS MAY REDUCE, THE OWNERSHIP PERCENTAGE OF OUR CURRENT SHAREHOLDERS.

     Our current shareholders who do not fully exercise their rights may experience dilution in their percentage ownership of our outstanding common stock as a result of the rights offering. In addition, if we do not sell all of the shares offered in the rights offering, and determine to offer unsubscribed shares in a limited public offering, any shares sold in the limited public offering will dilute the ownership interests of our current shareholders. Furthermore, if we conduct additional offerings of shares of our common stock in the future, you may experience dilution in your percentage ownership of our outstanding common stock.

     In many situations, our board of directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock, including shares authorized but unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

BECAUSE YOUR SUBSCRIPTION IS IRREVOCABLE, BY PARTICIPATING IN THE OFFERINGS YOU COULD BE COMMITTED TO BUY SHARES ABOVE THE PREVAILING MARKET PRICE.

     Once you subscribe to purchase shares of our common stock in the offerings, you may not revoke your subscription. However, the market price of our common stock may decline before we close the offerings. If you exercise your rights and/or subscribe to purchase shares and the market price of our common stock decreases below the offering price, you will be committed to purchase shares at a price that is above the prevailing market price at closing.

WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE.

     We do not currently pay, and for the foreseeable future do not expect to pay, cash dividends on our common stock. We are largely dependent upon dividends paid by the Bank to provide funds to pay cash dividends if and when such dividends are declared. Even if the Bank generates sufficient earnings to enable it to pay dividends to us, our board of directors would not be required to pay dividends to our shareholders. Regulatory requirements may limit our ability and the Bank's ability to pay dividends. See "Dividend Policy."

OUR RESTATED ARTICLES OF INCORPORATION AND BY-LAWS AND THE LAWS OF INDIANA CONTAIN PROVISIONS THAT COULD MAKE A TAKEOVER MORE DIFFICULT.

     Our restated articles of incorporation and by-laws, and the corporate laws of the State of Indiana, include provisions designed to provide our board of directors with time to consider whether a hostile takeover offer is in our company's and shareholders' best interest. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. These provisions could also prevent transactions, such as mergers or share exchanges, in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

     The Indiana Business Corporation Law contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our restated articles of incorporation and by-laws, federal law requires the approval of the Board of Governors of the Federal Reserve prior to acquisition of "control" of a financial holding company such as us. All of these provisions may have the effect of delaying or preventing a change in control without action by our shareholders, and could adversely affect the price of our common stock.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK.

     The offering price of our common stock may be greater than the market price for our common stock following the offerings. Our common stock is quoted on the Nasdaq National Market System under the symbol "TOFC". The development and maintenance of an active public trading market depends upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly-traded company, the volume of trading activity in our stock remains relatively limited. Even if a more active market develops, we cannot assure you that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

                                USE OF PROCEEDS

     The net proceeds to us from the offerings, after payment of marketing agents' fees and expenses and other expenses associated with the offerings, will
range from $0 to a maximum of approximately $          if all shares are sold
(see the cover page of this prospectus). We intend to use the net proceeds, if any, to support our anticipated growth. If sufficient proceeds are realized, we intend to contribute $7.0 million of the net proceeds raised from these offerings to the Bank. Pending use of the remaining net proceeds, we intend to deposit them with the Bank.

                        DETERMINATION OF OFFERING PRICE

     We determined the offering price of $     per share based on the current
market price of our common stock, the amount of capital we are seeking to raise, alternatives available to us for raising additional capital, and other factors we deemed relevant. Stifel, Nicolaus & Company, Incorporated, our financial advisor in connection with the offerings, has delivered a fairness opinion to our board of directors to the effect that the offering price in the rights offering is fair, from a financial point of view, to our existing shareholders. See "The Offerings -- Opinion of Financial Advisor." A copy of the fairness opinion is included as Appendix A to this prospectus. Despite the fairness opinion, you should form your own conclusions regarding the offering price and the desirability of subscribing for shares in the offerings. The market price of our common stock fluctuates and might decrease, either during or after the offerings, below the offering price.

                                 CAPITALIZATION

     The following table sets forth our indebtedness and capitalization at March 31, 2002:

     - on an actual basis;

     - on an adjusted basis to give effect to the offerings as if the sale of 50% of the shares offered, or 697,616 shares of our common stock, had been consummated on March 31, 2002; and

     - on an adjusted basis to give effect to the offerings as if the sale of the maximum number of shares offered, or 1,395,232 shares of our common stock, had been consummated on March 31, 2002.

     These data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                       MARCH 31, 2002
                                                         -------------------------------------------
                                                                    AS ADJUSTED       AS ADJUSTED
                                                                   697,616 SHARES   1,395,232 SHARES
                                                         ACTUAL       SOLD(1)           SOLD(2)
                                                         -------   --------------   ----------------
                                                                   (DOLLARS IN THOUSANDS)
SHORT-TERM INDEBTEDNESS:
  Short-term borrowings (includes federal funds
     purchased)........................................  $ 1,060       $1,060            $1,060
                                                         =======       ======            ======
LONG-TERM INDEBTEDNESS:
  Federal Home Loan Bank advances......................  $ 6,500       $6,500            $6,500
  Trust preferred securities...........................    3,431        3,431             3,431
                                                         -------       ------            ------
     Total long-term indebtedness......................  $ 9,931       $9,931            $9,931
                                                         -------       ------            ------
STOCKHOLDERS' EQUITY:
  Preferred stock, no par value, 4,000,000 shares
     authorized; no shares issued and outstanding......  $    --       $   --            $   --
  Common stock and paid in capital, no par value,
     6,000,000 shares authorized; 2,530,000 shares
     (actual) and 3,227,616 and 3,925,232 shares,
     respectively (as adjusted), issued and
     outstanding.......................................   23,469
  Retained earnings....................................      366          366               366
  Accumulated other comprehensive loss.................      (21)         (21)              (21)
                                                         -------       ------            ------
     Total stockholders' equity........................   23,814
                                                         -------       ------            ------
     Total capitalization(3)...........................  $33,745       $                 $
                                                         =======       ======            ======
CAPITAL RATIOS:
  Total stockholders' equity to total assets...........     7.69%            %                 %
  Tier 1 leverage capital ratio(4).....................     9.26%            %                 %
  Tier 1 risk-based capital ratio......................     9.86%            %                 %
  Total risk-based capital ratio.......................    11.11%            %                 %

---------------

(1) Assumes offering fees and expenses of $          .

(2) Assumes offering fees and expenses of $          .

(3) Total capitalization equals long-term indebtedness plus stockholders' equity.

(4) The Tier 1 leverage capital ratio is calculated as Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

                            MARKET FOR COMMON STOCK

     Our common stock is traded on the Nasdaq National Market System under the symbol "TOFC." Prior to listing on the Nasdaq National Market System, our common stock was traded on the OTC Bulletin Board section of the Nasdaq Stock Market.
As of May   , 2002, there were           shareholders of record and
approximately           beneficial owners of our common stock.

     The prices set forth below reflect the high and low bid information for our common stock as reported on the OTC Bulletin Board by quarter for the years 2000 and 2001 through September 3, 2001. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The following table also presents the high and low sales prices for our common stock on the Nasdaq National Market System by quarter from
September 4, 2001 through May   , 2002.

                                                               HIGH       LOW
                                                              -------   -------
2002
First Quarter...............................................  $15.550   $11.800
Second Quarter (through May   , 2002).......................
2001
First Quarter...............................................    8.875     8.000
Second Quarter..............................................    9.300     8.125
Third Quarter...............................................   11.450     9.050
Fourth Quarter..............................................   12.000    10.000
2000
First Quarter...............................................    9.000     6.875
Second Quarter..............................................    8.250     7.250
Third Quarter...............................................    9.000     7.062
Fourth Quarter..............................................    8.750     7.125

                                DIVIDEND POLICY

     We have not paid cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of future dividends will be at the discretion of our board of directors and must comply with applicable law. Future dividend payments will depend upon our financial condition, results of operations, future liquidity needs, potential acquisitions, regulatory and capital requirements and other factors deemed relevant by our board of directors.

     In addition, we are a holding company and substantially all of our assets are held by the Bank. Our ability to pay dividends to our shareholders, if we determine in the future to do so, will depend primarily on the Bank's ability to pay dividends to us. Dividend payments and extensions of credit to us from the Bank are subject to legal and regulatory limitations, generally based on capital levels and profits, imposed by law and regulatory agencies with authority over the Bank. The ability of the Bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of the debentures issued in connection with the issuance of our 9% trust preferred securities due 2031, we would be precluded from paying dividends on our common stock (other than dividends in the form of additional shares of common stock) if we were in default under the debentures, if we exercised our right to defer payments of interest on the debentures, or if certain related defaults occurred.

                                 THE OFFERINGS

     You should not subscribe for shares without first reading the "Risk Factors" section of this prospectus beginning on page 14.

GENERAL

     The Rights Offering and the Limited Public Offering. We are offering up to 1,395,232 shares of our common stock in order to raise capital to support our anticipated growth. We have chosen to do this through a rights offering so that our shareholders and optionholders have the opportunity to avoid or limit dilution of their ownership interests in our common stock. In addition, we may conduct a limited public offering of any shares that are not subscribed for in the rights offering. We refer to this as a "limited public offering" because we would limit it to persons selected by us, in our sole discretion. The limited public offering may begin prior to the conclusion of the rights offering but, in any event, we will not sell any shares in the limited public offering unless all valid subscriptions tendered in the rights offering have been satisfied completely.

     Offering Price.  We determined the offering price of $     per share based
on the current market price of our common stock, the amount of capital we are seeking to raise, our alternatives for raising capital, and other factors we deemed relevant. Stifel, Nicolaus & Company, Incorporated, our financial advisor in connection with the offerings, has issued a fairness opinion to the effect that the offering price in the rights offering is fair, from a financial point of view, to our existing shareholders. See "-- Opinion of Financial Advisor." A copy of the fairness opinion is included as Appendix A to this prospectus. Despite the fairness opinion, you should form your own conclusions regarding the offering price and the desirability of subscribing for shares in the offerings. The market price of our common stock fluctuates and might decrease, either during or after the offerings, below the offering price.

     No Minimum Condition. There is no minimum number of shares that must be subscribed for as a condition to accepting subscriptions and closing the offerings. We have the right to accept any subscriptions validly tendered.

     Amendment or Termination of Offerings. We reserve the right, in our sole discretion, to amend or terminate either or both of the offerings at any time prior to their completion, for any reason (including as a result of a change in the market price of our common stock). If we amend an offering in a material way, we will resolicit subscribers to the extent required by the SEC. If we terminate an offering, any subscription funds relating to that offering will be returned to you promptly, without deduction or interest.

     Fees and Expenses. We will pay the fees and expenses associated with processing subscriptions and issuing shares in the offerings. You are responsible for paying the expenses associated with tendering your subscription.

     Legal Compliance. We are making the offerings only in states in which it is lawful to do so. Therefore, if you are a shareholder or optionholder living in a state in which the rights offering is unlawful, you are not eligible to participate. Similarly, if you live in a state that imposes conditions on the rights offering that we decline to satisfy or that requires changes to the terms of the rights offering that we decline to make, you are not eligible to participate.

     If your purchases in the offerings would cause your percentage ownership of our common stock to exceed certain thresholds (generally, 10%), you may be required to provide certain information to, or obtain the prior approval of, state or federal bank regulators. If we believe that any regulatory requirement has not been satisfied, we may, in our discretion, reject a subscription in whole or in part and refuse to issue shares to the affected subscriber.

     Acceptance of Subscriptions and Mailing of Stock Certificates.  The rights
offering will expire at the close of business on June   , 2002. If all of the
available shares have been subscribed for in the rights offering or if, for any reason, we do not conduct the limited public offering, we will accept subscriptions tendered in the rights offering promptly after its expiration. We will mail stock certificates reflecting the accepted subscriptions as soon as practicable thereafter. Shareholders who hold their shares in "street name" through a bank, broker or other nominee will not receive stock certificates but, instead, will have their nominee accounts credited with shares they purchase.

     If the limited public offering is conducted, we will postpone the acceptance of subscriptions tendered in the rights offering until the conclusion of the limited public offering. The limited public offering, if conducted, will
expire at the close of business on July   , 2002, unless we extend it in our
sole discretion. We do not intend to extend the limited public offering past
July   , 2002, but if we do, we will allow subscribers in either offering to change their subscriptions. Promptly upon the conclusion of the limited public offering, we will accept subscriptions tendered in both of the offerings and mail stock certificates as soon as practicable thereafter.

THE RIGHTS OFFERING

     Eligibility. The rights offering is available only to our shareholders and optionholders as of the close of business on May 31, 2002, which is the record date for the distribution of the rights. Eligibility for the offering could also be affected as described above under the caption "-- General -- Legal Compliance."

     The Rights. We are distributing at no charge to each of our shareholders and optionholders as of the record date one "right" for each share owned or subject to an exercisable option as of the record date. Rights holders may
purchase one share of our common stock at the price of $          for every two
rights held. Because it takes two rights to buy a share, you can only exercise rights in even numbers (we will not issue fractional shares). Subject to this even number limitation, however, you may choose to exercise some, all or none of the rights you receive. You may not transfer rights to any other person.

     The Oversubscription Privilege. Shareholders who exercise their rights to the fullest possible extent (other than any rights they may receive due to their status as optionholders) will have an "oversubscription privilege," which will entitle them to subscribe for shares that other rights holders decline to
purchase. These shareholders may subscribe for additional shares at $     per
share, up to a maximum combined subscription of 100,000 shares per subscriber. For example, a shareholder receiving 20,000 rights and subscribing for the full 10,000 shares underlying those rights will have an oversubscription privilege for up to an additional 90,000 shares. Optionholders do not have an oversubscription privilege.

     Shares will be available for purchase pursuant to the oversubscription privilege only to the extent that other rights holders decline to subscribe for the full number of shares available to them. If the number of shares available for oversubscriptions is less than the total number requested by shareholders who exercise the oversubscription privilege, we will allocate the available shares among the oversubscribing shareholders proportionately based on the relative numbers of requested shares. In other words, a shareholder whose oversubscription request represents 10% of the total number of requested shares will be allocated 10% of the available shares. Since we will not issue fractional shares, we will round the number of shares allocated to each shareholder to a whole number.

     Expiration Date.  The rights offering, including the oversubscription
privilege, will expire at the close of business on June   , 2002.

     Exercise Procedures. If you hold your shares in "street name" through a bank, broker or other nominee, you must contact that nominee and follow its instructions in order to exercise your rights and the oversubscription privilege. Banks, brokers and other nominee holders should contact their beneficial owners as soon as possible to obtain their exercise instructions. If a beneficial owner wishes to exercise rights, the nominee holder should follow the exercise procedures described below.

     We have delivered to each shareholder (including nominee holders) and optionholder of record a "subscription certificate" with this prospectus. The subscription certificate states the number of shares you may purchase with your rights and the maximum number of shares (in the case of shareholders) for which you may oversubscribe if you exercise your rights to the fullest possible extent. You may exercise your rights and the oversubscription privilege by properly completing and signing the subscription certificate and delivering it, along with payment of the entire subscription price for all shares for which you are subscribing, to the "subscription agent" on or before the expiration date of the rights offering. Instructions for completing the subscription certificate are included with your certificate.

     The subscription agent for the offerings is EquiServe Trust Company, N.A. You may deliver your subscription certificate and payment to the subscription agent by mail, by overnight courier or by hand delivery to the following addresses:

    By Mail:                                      EquiServe Trust Company, N.A.
                                                  Attn: Corporate Actions
                                                  P.O. Box 43025
                                                  Providence, RI 02940-3025

    By Overnight Courier:                         EquiServe Trust Company, N.A.
                                                  Attn: Corporate Actions
                                                  40 Campanelli Dr.
                                                  Braintree, MA 02189

    By Hand Delivery:                             Securities Transfer & Reporting
                                                  c/o EquiServe Trust Company, N.A.
                                                  100 William's St. Galleria
                                                  New York, NY 10038

     Please do not send the subscription certificate or subscription funds to us or the marketing agents.

     We have provided an envelope that you may use for mail delivery, but your method of delivery is your choice and you bear the risk of a failed or late delivery. If you use mail delivery, we recommend registered mail. In any event, you must deliver the subscription certificate and subscription funds so that they are received by the subscription agent no later than the expiration date of the rights offering. Please allow adequate time for delivery based upon your chosen method. If you want to exercise your rights but are unable to deliver your subscription certificate by the expiration date, you may still exercise your rights and oversubscription privilege by following the guaranteed delivery procedures described below.

     We will resolve any issues relating to whether your exercise of rights and, if applicable, the oversubscription privilege is timely and proper, and our determination will be final and binding. If your subscription is defective, we may reject it, waive the defect or allow you to correct it, in our sole discretion. We have no duty to notify you of any defect in your subscription and neither does the subscription agent or the marketing agents. You are solely responsible for the timely and proper submission of your subscription certificate and payment.

     YOUR SUBSCRIPTION, ONCE MADE, IS IRREVOCABLE.

     Subscription Funds. You may pay your subscription funds by personal check, certified check, bank draft or cashier's check drawn upon a U.S. bank, or by postal, telegraphic or express money order. You may not pay in cash or by wire transfer. Checks and money orders should be payable in U.S. dollars to "EquiServe Trust Company, N.A., as Subscription Agent for Tower Financial Corporation." Your payment will be considered to have been made only when it is actually received by the subscription agent.

     The subscription agent will deposit all subscription funds upon receipt in a segregated escrow account. If you exercise the oversubscription privilege and there are not enough shares available to honor your subscription in full, you will receive a refund of your excess subscription funds as soon as practicable by mail. You will not receive any interest on your subscription funds while they are on deposit with the subscription agent and any refund of excess subscription funds will be without interest.

     If the amount of subscription funds you deliver does not correspond to the number of shares indicated in your subscription certificate, you will be deemed to have subscribed for the maximum number of whole shares you are eligible to purchase and which can be purchased with the subscription funds you delivered.

     Guaranteed Delivery Procedures. In general, these procedures allow you to exercise your rights and oversubscription privilege by faxing to the subscription agent a "notice of guaranteed delivery" on or before the expiration date in situations where you do not have time to have the subscription certificate delivered. You must still deliver all subscription funds by the expiration date.

     To use the guaranteed delivery procedures, you must deliver to the subscription agent, no later than the expiration date, a properly completed and signed notice of guaranteed delivery (a form of which is included with your subscription certificate) together with payment of the entire subscription price for all shares for which you are subscribing. You may deliver the notice of guaranteed delivery by any method permitted for delivery of subscription certificates or you may fax it to the subscription agent at (781) 380-3388. The subscription certificate must then be delivered at any time during the following three Nasdaq National Market System trading days.

     The notice of guaranteed delivery must state your name, the number of rights you hold, the number of shares for which you are subscribing with your rights, and the number of shares, if any, for which you are subscribing pursuant to the oversubscription privilege. It must be signed by a representative of an "Eligible Guarantor Institution" (as explained in the form of notice provided). The notice of guaranteed delivery guarantees that your properly completed and signed subscription certificate will be delivered to the subscription agent within three Nasdaq National Market System trading days after the date of the notice, and you must make that delivery for your exercise to be valid.

     Intentions of Directors and Executive Officers. Certain of our directors and executive officers have indicated that they intend to subscribe for at least shares in the rights offering and that they would hold these shares for investment purposes.

     Where to Direct Your Questions. EquiServe Trust Company, N.A., the subscription agent, is available to answer questions relating to the completion and delivery of subscription certificates and submission of payments in the rights offering. You may call EquiServe at (800) 730-6001 (toll free), Monday through Friday during regular business hours.

     Stifel, Nicolaus & Company, Incorporated, the lead marketing agent, is available to answer questions relating to the company and the rights offering generally and to respond to requests for additional copies of this prospectus, the subscription certificate or other documents in connection with the rights offering. You may call Stifel at (888) 530-3889 (toll free) or (260) 459-3989, Monday through Friday during regular business hours.

     We may hold informational meetings relating to the rights offering for shareholders and optionholders at times and places to be announced.

THE LIMITED PUBLIC OFFERING

     General. We may commence the limited public offering at any time during the rights offering or upon conclusion of the rights offering. The limited
public offering, if conducted, will expire at the close of business on July   ,
2002, unless we extend it in our sole discretion. We do not intend to extend the
limited public offering past July   , 2002, but if we do, we will allow
subscribers in either offering to change their subscriptions.

     If the limited public offering is conducted, offerees will have the
opportunity to subscribe to purchase shares at $     per share, which is the
same as the offering price in the rights offering. The maximum number of shares for which an offeree may subscribe in the limited public offering is 100,000 shares. There is no minimum subscription requirement. If a subscriber in the limited public offering also subscribed for shares in the rights offering, the maximum number of shares available to that subscriber in the limited public offering would be reduced by the number subscribed for in the rights offering.

     Shares Available for Sale. The only shares that will be offered in the limited public offering, if we choose to conduct it, are shares that are not subscribed for in the rights offering. Therefore, if the rights holders subscribe for all of the shares by exercising their rights and/or the oversubscription privilege, there will be no shares available in the limited public offering. If shares are available in the limited public offering but are insufficient to satisfy in full all subscriptions validly tendered and not rejected by us, we will allocate the available shares among the subscribers (other than those subscribers, if any, whose subscriptions are rejected) proportionately based on the relative numbers of requested shares. In other words, a subscriber whose request represents 10% of the total number of requested shares will be allocated 10% of the available shares. Since we won't issue fractional shares, we will round the number of shares allocated to each subscriber to a whole number.

     Eligibility. If we conduct the limited public offering, we will make it available only to persons selected by us, in our sole discretion. These persons could include current shareholders or optionholders. The marketing agents, acting solely on a "best efforts" basis, may assist us in identifying prospective investors. We reserve the right to reject, in whole or in part, any subscription tendered in the limited public offering.

     Subscription Procedures. If you are an offeree in the limited public offering, you may subscribe for shares by properly completing and signing the order form accompanying this prospectus and delivering it, along with payment of the entire subscription price for all shares for which you are subscribing, to the "subscription agent" on or before the expiration date of the limited public offering.

     The subscription agent for the offerings is EquiServe Trust Company, N.A. You may deliver your order form and payment to the subscription agent by mail, by overnight courier or by hand delivery to the following addresses:

    By Mail:                                      EquiServe Trust Company, N.A.
                                                  Attn: Corporate Actions
                                                  P.O. Box 43025
                                                  Providence, RI 02940-3025

    By Overnight Courier:                         EquiServe Trust Company, N.A.
                                                  Attn: Corporate Actions
                                                  40 Campanelli Dr.
                                                  Braintree, MA 02189

    By Hand Delivery:                             Securities Transfer & Reporting
                                                  c/o EquiServe Trust Company, N.A.
                                                  100 William's St. Galleria
                                                  New York, NY 10038

     Please do not send the order form or subscription funds to us or the marketing agents.

     We have provided an envelope that you may use for mail delivery, but your method of delivery is your choice and you bear the risk of a failed or late delivery. If you use mail delivery, we recommend registered mail. In any event, you must deliver the order form and subscription funds so that they are received by the subscription agent no later than the expiration date of the limited public offering. Please allow adequate time for delivery based upon your chosen method.

     We will resolve any issues relating to whether your subscription is timely and proper, and our determination will be final and binding. If your subscription is defective, we may reject it, waive the defect or allow you to correct it, in our sole discretion. We have no duty to notify you of any defect in your subscription and neither does the subscription agent or the marketing agents. You are solely responsible for the timely and proper submission of your order form and payment.

     YOUR SUBSCRIPTION, ONCE MADE, IS IRREVOCABLE.

     Subscription Funds. You may pay your subscription funds by personal check, certified check, bank draft or cashier's check drawn upon a U.S. bank, or by postal, telegraphic or express money order. You may not pay in cash or by wire transfer. Checks and money orders should be payable in U.S. dollars to "EquiServe Trust Company, N.A., as Subscription Agent for Tower Financial Corporation." Your payment will be considered to have been made only when it is actually received by the subscription agent.

     The subscription agent will deposit all subscription funds upon receipt in a segregated escrow account. If there are not enough shares available to honor your subscription in full or if your subscription is rejected in whole or in part, you will receive a refund of your excess subscription funds as soon as practicable by mail. You will not receive any interest on your subscription funds while they are on deposit with the subscription agent and any refund of excess subscription funds will be without interest.

     If the amount of subscription funds you deliver does not correspond to the number of shares indicated in your order form, you will be deemed to have subscribed for the maximum number of whole shares you are eligible to purchase and which can be purchased with the subscription funds you delivered.

     Where to Direct Your Questions. EquiServe Trust Company, N.A., the subscription agent, is available to answer questions relating to the completion and delivery of order forms and submission of payments in the limited public offering. You may call EquiServe at (800) 730-6001 (toll free), Monday through Friday during regular business hours.

     Stifel, Nicolaus & Company, Incorporated, lead marketing agent, is available to answer questions relating to the company and the limited public offering generally and to respond to requests for additional copies of this prospectus, the order form or other documents in connection with the limited public offering. You may call Stifel at (888) 530-3889 (toll free) or (260) 459-3989, Monday through Friday during regular business hours.

PLAN OF DISTRIBUTION

     Subject to the terms of our Agency Agreement with the marketing agents, Stifel, Nicolaus & Company, Incorporated has agreed to serve as our financial advisor and lead marketing agent for the offerings and Fahnestock & Co. Inc. will serve as co-marketing agent. We will pay Stifel, Nicolaus & Company, Incorporated a fee of $100,000 in connection with the delivery of its fairness opinion. In addition, for their services in soliciting the exercise of rights and, if we so request, soliciting prospective investors in the limited public offering, each on a "best efforts" basis, we will pay the marketing agents a solicitation fee of 1.80% of the gross proceeds received from our shareholders and optionholders and from certain investors identified by management and 6.50% of the gross proceeds received from any other investors in the limited public offering. We are also obligated to pay the reasonable out-of-pocket expenses incurred by the marketing agents, including legal fees, in connection with the offerings up to an aggregate of $100,000.

     As a condition to entering into the Agency Agreement, the marketing agents have required that we, along with our directors and executive officers, agree not to offer, sell or otherwise dispose of any shares of our common stock for 180 days after the date of this prospectus, without the consent of the lead marketing agent, except for the grant of options pursuant to existing employee stock option plans, the issuance of shares of common stock upon the exercise of outstanding options, and the sale of shares of common stock to directors who agree not to resell such shares during the 180-day period.

     Certain of our officers and directors may participate in the solicitation of subscriptions in the offerings, but they will receive no compensation for such services, other than their regular salaries, if any. The marketing agents and any such directors and officers are not authorized to make statements about us or the Bank unless such information is set forth in this prospectus, nor will they render investment advice.

     The marketing agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. We have agreed to indemnify the marketing agents against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the marketing agents may be required to make in respect thereof.

     Neither the marketing agents nor any other person is obligated to purchase any of the shares offered, or to find purchasers for any shares offered in the offerings. We can give no assurance that any minimum number of shares will be sold.

OPINION OF FINANCIAL ADVISOR

     We have retained Stifel, Nicolaus & Company, Incorporated as our financial advisor in connection with the offerings. Stifel is a nationally recognized investment-banking firm with substantial experience in equity offerings for financial institutions similar to the offerings. Stifel is an investment banking and securities firm with membership on all principal United States' securities exchanges. As part of its investment banking activities, Stifel is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     Stifel has delivered its written opinion to our board of directors, dated the date of this prospectus, that, based upon and subject to the various considerations set forth therein, the offering price in the rights offering is fair, from a financial point of view, to our existing shareholders.

     The full text of Stifel's opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix A to this prospectus and is incorporated herein by reference, and should be read in its entirety in connection with this prospectus. The summary of the opinion of Stifel set forth in this prospectus is qualified in its entirety by reference to the full text of such opinion.

     We imposed no limitations on the scope of Stifel's investigation or the procedures followed by Stifel in rendering its opinion. Stifel was not requested to and did not make any recommendation to our board of directors as to the amount of the offering price in the rights offering. In arriving at its opinion, Stifel did not ascribe a specific range of values to us. Its opinion is based on the financial and comparative analyses described below. Stifel's opinion was directed solely to our board of directors for use in connection with the determination of the offering price in the rights offering. Stifel's opinion addressed only the fairness, from a financial point of view, of the offering price in the rights offering to our existing shareholders; it did not address any other aspect of the offerings, and was not intended to be and does not constitute a recommendation to any shareholder as to whether such shareholder should or should not exercise their rights. The opinion should not be relied upon by potential subscribers as investment advice or as a recommendation. Stifel was not requested to opine as to, and its opinion does not address, our underlying business decision to proceed with or effect the offerings or the relative merits of the offerings compared to any alternative transaction that might be available to us.

     In connection with its written opinion dated the date hereof, Stifel, among other things:

     - reviewed the prospectus dated the date hereof;

     - reviewed our financial statements included in our annual reports on Form 10-KSB for each of the four years ended December 31, 2001 and in our quarterly report on Form 10-QSB for the quarter ended March 31, 2002;

     - reviewed certain internal financial analyses and forecasts for us prepared by our management;

     - conducted conversations with our senior management regarding our business plans and financial forecasts;

     - compared certain of our financial and securities data with various other companies whose securities are traded in public markets and reviewed the historical stock prices and trading volumes of our common stock;

     - reviewed the financial terms and shareholder participation options of our and certain other rights offerings; and

     - conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of its opinion.

     Stifel also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the commercial banking industry generally.

     In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to it or that was otherwise reviewed by it and did not assume any responsibility for independently verifying any of such information. Stifel assumed that any financial forecasts supplied to it were reasonably prepared on the basis reflecting the best currently available estimates and judgments of our management as to our future operating and financial performance, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which Stifel could form its opinion. Stifel also assumed that there were no material changes in our assets, liabilities, financial condition, results of operations, business or prospects since the date of the last financial statements made available to it. Stifel also assumed, without independent verification and with our consent, that the aggregate allowances for loan losses set forth in our financial statements are in the aggregate adequate to cover all losses in the portfolio, regardless of when they occur. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of our assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did it review our loan or credit files. Stifel relied on advice of our counsel and accountants as to certain legal and accounting matters with respect to us, the rights offering and the transactions and other matters contained or contemplated therein. Additionally, Stifel has assumed, with our consent, that the offering will be conducted as described in the prospectus and that each investor's purchases therein are, and will be, in compliance with all laws and regulations applicable to us.

     Stifel's opinion was necessarily based on economic, market, financial and other conditions, including alternatives available to us for raising additional capital, as they existed on, and on the information made available to it as of, the date of its opinion, and does not imply any conclusion as to the price or trading range of our common stock, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

     Any financial forecasts furnished by us to Stifel were prepared by our management and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As a matter of policy, we do not publicly disclose internal management forecasts, projections or estimates of the type furnished to Stifel in connection with its analysis of the financial terms of the rights offering, and such forecasts and estimates were not prepared with a view towards public disclosure. Such forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of our management, including, without limitation, factors related to the general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

     In connection with rendering its opinion dated the date hereof, Stifel performed a variety of financial analyses that are summarized below. This summary does not purport to be a complete description of such analyses. Stifel believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Stifel made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond our control. Any estimates contained in Stifel's analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No transaction or company utilized in Stifel's analyses was identical to the rights offering or us. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other. The analyses described below does not purport to be indicative of actual future results, or to reflect the prices at which our common stock may trade in the public markets.

     The following is a summary of the financial analyses performed by Stifel in connection with providing its opinion dated the date hereof.

     Transaction Summary -- Stifel summarized the terms of the rights offering, including the offering price, the range of number of shares to be offered in the offering, and the subscription rights issued to existing shareholders, including certain limitations imposed on the exercise of such subscription rights. Stifel also summarized the pro forma capitalization levels resulting from the offerings, and the pricing ratios indicated by the offering price relative to our pro forma book value, tangible book value and earnings per share for the twelve month periods ended December 31, 2002 and December 31, 2003.

     Comparison of Selected Comparable Companies -- High Growth Financial Institutions. In assessing the offering price in the rights offering, Stifel reviewed and compared certain multiples and ratios of a peer group of selected high growth financial institutions with assets between $ million and $ billion which Stifel deemed to be relevant. The group of selected
financial institutions consisted of      . Stifel presented a comparison of us,
adjusted for the offerings, on the basis of various financial ratios and other indicators, including among other things, market price to earnings per share based on estimated earnings per share ratios for the twelve month periods ended December 31, 2002 and December 31, 2003 provided by Institutional Brokers Estimate System, and historical price to stated book and tangible stated book values per share. Stifel compared our estimated ratios of price to earnings per share for the twelve month periods ended December 31, 2002 and December 31, 2003 based on our management's estimated pro forma earnings per share. Our price to earnings per share ratio for the twelve month periods ended December 31, 2002, adjusted for the offerings, was within the range of price to earnings ratios of
     x to      x for the comparable group of companies. Our price to earnings per share ratio for the twelve month periods ended December 31, 2003, adjusted
for the offerings, was within the range of price to earnings ratios of      x to
     x for the comparable group of companies. Our price to book value per share
ratio, adjusted for the offerings, of      % was within the range of price to
book value ratios of      % to      % for the comparable group of companies. Our
price to tangible book value per share ratio, adjusted for the offerings, of
     % was within the range of price to tangible book value ratios of      % to
     % for the comparable group of companies.

     Comparison of Selected Comparable Companies -- Financial Institutions Under Stifel Research Coverage. Stifel reviewed and compared certain multiples and ratios relating to us to the publicly available corresponding data for an additional peer group of selected financial institutions which Stifel deemed to be relevant. The group of selected comparable companies consisted of the 61 financial institutions under Stifel's research coverage at March 31, 2002. Stifel presented a comparison of us, adjusted for the offerings, on the basis of various financial ratios and other indicators, including among other things, market price to earnings per share based on estimated earnings per share ratios for the twelve month periods ended December 31, 2002 and December 31, 2003, and historical price to stated book and tangible stated book values per share. Stifel compared our estimated ratios of price to earnings per share for the twelve month periods ended December 31, 2002 and December 31, 2003 based on our management's estimated pro forma earnings per share. Our price to earnings per share ratio for the twelve month periods ended December 31, 2002, adjusted for
the offerings, was within the range of price to earnings ratios of      x to
     x for the comparable group of companies. Our price to earnings per share ratio for the twelve month periods ended December 31, 2003, adjusted for the
offerings, was within the range of price to earnings ratios of      x to      x
for the comparable group of companies. Our price to book value per share ratio,
adjusted for the offerings, of      % was within the range of price to book
value ratios of      % to      % for the comparable group of companies. Our
price to tangible book value per share ratio, adjusted for the offerings, of
     % was within the range of price to tangible book value ratios of      % to
     % for the comparable group of companies.

     Present Value Analysis. Applying discounted cash flow analysis to our theoretical future earnings, Stifel compared the calculated value of a share of our common stock, adjusted for the offerings, to the offering price. The analysis was based upon our management's projected earnings growth, a range of
assumed price/earnings ratios, and a      %,      % and      % discount rate.
Stifel selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for other publicly traded comparable commercial banks, including the trading multiples for the selected peer groups above. The pro forma present value of our common stock calculated on this basis ranged from
$     to $     per share, compared to the offering price of $     per share.

     Selected Comparable Rights Offerings Analysis. Stifel analyzed certain information relating to recent rights offerings in the banking industry,
consisting of      rights offerings announced in the U.S. between           and
          . The selected transactions included rights offerings by the following
issuers:                . Stifel compared certain terms of the rights offering
to the terms of the selected offerings. Such analysis indicated, among other things, that for the selected offerings the offering price discount to market
value at announcement of the rights offering ranged from approximately      % to
     %, as compared to      % in this offering.

     Pursuant to the terms of Stifel's engagement, we paid Stifel a nonrefundable cash fee of $100,000 upon rendering of the fairness opinion. In the ordinary course of its business, Stifel actively trades our equity securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements." All statements regarding our expected financial position, business and strategies are forward-looking statements and we intend for them to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends," and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable and have based these expectations on our beliefs as well as assumptions we have made, these expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations include, without limitation, the failure of a significant number of borrowers to repay their loans, general changes in economic conditions, including interest rates and real estate values, as well as restrictions imposed on us by regulations or regulators of the banking industry. For information about factors that could cause our actual results to differ from the expectations stated in the forward-looking statements, see the discussion under the captions "Risk Factors," "Management's Discussion and Analysis or Plan of Operations," and "Business." We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements. Further information concerning us and our business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                             OR PLAN OF OPERATIONS

     We were formed as a bank holding company for the Bank. We were in a development stage until the Bank commenced operations on February 19, 1999. Prior to the opening of the Bank, our principal activities related to the organization of the Bank and the conducting of our initial public offering, or IPO. Our total proceeds from the IPO were $23.5 million (net of offering expenses and underwriters' discounts), of which $15.0 million was used to initially capitalize the Bank.

     The following discussion presents management's discussion and analysis of our consolidated financial condition and our results of operations as of March 31, 2002 and December 31, 2001 and for the three months ended March 31, 2002 and 2001 and as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999. This discussion should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

CRITICAL ACCOUNTING POLICIES

     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

     Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 -- Summary of Significant Accounting Policies included in the audited consolidated financial statements and related notes included in our Annual Report on Form 10-KSB for the year ended December 31, 2001.

     Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Payments received on such loans are reported as principal reductions.

     Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.

     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in the aggregate for smaller-balance loans of a similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower's operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

FINANCIAL CONDITION -- MARCH 31, 2002

     We continued to experience growth in the first quarter of 2002. Our total assets were $309.7 million at March 31, 2002 compared to assets at December 31, 2001 of $291.8 million. The 6.1% increase in assets was mainly due to an increase in loans and was supported in part by an $18.1 million inflow of funds from deposit growth at the Bank during the first quarter of 2002. Asset growth has been substantial during each quarter since the Bank began operations. The significant growth during previous quarters was also a result of deposit growth at the Bank. Total assets at March 31, 2001 were $229.6 million. As the Bank enters its fourth year of operation, we anticipate that, in the near-term, assets will increase at a rate similar to our historical trends as we continue to market our institution, products and banking expertise, deliver a high level of customer service and develop our branch network.

     Cash and cash equivalents, which include Federal funds sold, were $34.3 million at March 31, 2002, a $14.4 million or 29.6% decrease from $48.7 million at December 31, 2001. Securities available for sale were $9.4 million at the end of the first quarter of 2002, an increase of $6.0 million from December 31, 2001. The net decrease in cash and cash equivalents during the first quarter of 2002 was reflective of the cash needs of the Bank relative to loan growth, the purchase of securities and normal daily liquidity activity. The increase in securities available for sale was a result of the purchase of approximately $6.0 million in agency and municipal bonds for the Bank's investment portfolio.

     Total loans were $261.7 million at March 31, 2002 reflecting a 12.6% increase from total loans of $232.3 million at December 31, 2001. The loans outstanding at March 31, 2002 consisted of $209.3 million in commercial and commercial real estate loans, $21.3 million in residential real estate and $31.0 million in home equity and consumer loans. Loan growth in the first quarter of 2002 occurred mainly in the commercial and commercial real estate portfolio, and at a 14.0% increase. We believe that the strong growth during the first quarter of 2002 was the result of the Bank's continued experience in lending and our clients' demand for a high level of customer service and local expertise.

     The allowance for loan losses at March 31, 2002 was $3.8 million. This represented approximately 1.46% of total loans outstanding. The provision for loan losses during the first quarter of 2002 was $375,000 compared to $225,000 in the first quarter of 2001. The addition to the allowance during the first quarter of each year was directly attributable to the amount of the loan growth during the respective periods and risk factors inherent in the portfolio. Management considers the allowance for loan losses to be adequate; however, there can be no assurance that charge-offs in future periods will not exceed the allowance. Additional provisions for the allowance are expected during 2002 as a result of anticipated increases in the total loan portfolio.

  LOAN QUALITY

                                                                AT OR FOR THE THREE
                                                              MONTHS ENDED MARCH 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Total Loans.................................................   $261,693     $163,325
Net charge offs.............................................   $     22     $     --
Net charge offs to average loans*...........................       0.04%        0.00%
Allowance for loan losses...................................   $  3,833     $  2,590
Allowance for loan losses to total loans....................       1.46%        1.59%
Nonperforming loans.........................................   $    657     $    347
Nonperforming loans to total loans..........................       0.25%        0.21%

---------------

* Annualized.

     Net premises and equipment increased by $442,029 during the first three months of 2002 from $1.6 million at December 31, 2001. The net increase resulted mainly from expenditures on several projects including the purchase of land and architectural plans for a new branch site in Fort Wayne as well as leasehold improvements, furniture and equipment for new personnel.

     Accrued interest receivable increased by $84,977 while other assets decreased by $117,419 from December 31, 2001 balances and were $1.0 million and $1.0 million respectively at March 31, 2002. The increase in accrued interest receivable from year-end was mainly attributable to loan growth and the timing of loan payments and the decrease in other assets was mainly attributable to income tax transactions.

     Total deposits were $274.3 million at March 31, 2002. Total deposits at December 31, 2001 were $256.2 million. Deposit growth has been significant since the Bank commenced operations, resulting from new and existing deposit accounts established from the business, consumer and the municipal sectors. While growth during the first quarter of 2002 was reflected in most categories, it was evident mainly in CDs over $100,000, CDs under $100,000 and demand deposits. Growth was approximately $12.7 million in CDs over $100,000, $8.7 million in CDs under $100,000 and $6.1 million in demand deposits. Money market accounts decreased by $8.7 million during the quarter. The majority of the growth was from the consumer and business sector while the decreases were reflected in the public fund accounts. While the vast majority of overall deposit funding has come from the local market, more than half of the growth in the first quarter of 2002 was generated from national market CDs under $100,000 which grew during the first quarter by $10.9 million and reached $22.2 million at March 31, 2002 or 8.1% of the total deposit portfolio. The amount of national market CDs at December 31, 2001 was $4.6 million.

     Short-term borrowings at March 31, 2002 and December 31, 2001 were $1.0 million, respectively, and were entirely comprised of overnight federal funds purchased from one correspondent bank. In addition to federal funds purchased, we also had borrowings in the amount of $6.5 million in Federal Home Loan Bank ("FHLB") callable advances at March 31, 2002 and December 31, 2001. The FHLB advances mature in 2012, and each contains quarterly call features.

     We had $3.4 million in trust preferred securities at March 31, 2002 and December 31, 2001 as a result of our subsidiary, TCT1, closing a private placement offering of $3.5 million in Trust Preferred Securities on November 16, 2001. The proceeds of the offering were loaned to Tower Financial in exchange for junior subordinated debentures with similar terms to the Trust Preferred Securities. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of March 31, 2002 and December 31, 2001, the principal amount outstanding of the Trust Preferred Securities was $3.5 million. The principal balance of the Trust Preferred Securities less unamortized issuance costs of $69,397 at March 31, 2002 constitute the amount of the trust preferred securities reflected in the financial statements.

     The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the par amount. The maturity date of the Trust Preferred Securities is November 15, 2031. Subject to our having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities are redeemable prior to the maturity date beginning November 15, 2006 and each year thereafter at our option.

     Accrued interest payable increased $63,510 and other liabilities decreased by $693,143 from year-end 2001 and were $352,442 and $173,829 at March 31, 2002, respectively. The increase in accrued interest payable was attributable mainly to accrued interest expense from a higher level of deposits during the first quarter of 2002 while the decrease in other liabilities was related to the payment of various payroll and other expenses accrued at December 31, 2002.

     Total stockholders' equity at March 31, 2002 was $23.8 million; an increase of $309,073 from $23.5 million at December 31, 2001. The increase was mainly attributable to net income of $320,793 recorded during the first quarter of 2002 as well as the net change in the unrealized depreciation on securities.

RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

     Results of operations for the three-month period ended March 31, 2002 reflected net income of $320,793 or $0.12 per diluted share. This reflected a $117,635 or 57.9% increase over 2001's first quarter net income of $203,158. Net income per diluted share for first quarter of 2001 was $0.08. The operating improvement during the three-month period ended March 31, 2002 from the first quarter of 2001 was mainly the result of revenue growth from both net interest income and noninterest income. The improvement in operating results occurred despite an increase in provision for loan losses and noninterest expenses.

  PERFORMANCE RATIOS

                                                                MARCH 31,
                                                              -------------
                                                              2002    2001
                                                              -----   -----
Return on average assets*...................................   0.44%   0.41%
Return on average equity*...................................   5.54%   3.66%
Net interest margin*........................................   3.05%   3.48%
Efficiency ratio............................................  66.55%  72.49%

---------------

* Annualized.

     Interest income for the three-month periods ended March 31, 2002 and 2001 was $3.7 million and $3.9 million, respectively, while interest expense for those periods was $1.6 million and $2.2 million respectively, resulting in net interest income of $2.2 million for the first quarter of 2002 and $1.7 million for the first quarter of 2001. The increase during each quarter of 2001 and 2002 in net interest income was reflective of the general growth in loans and other earning assets during those periods. The net interest margin for the first quarter of 2002 was 3.05%, while the net interest margin for the first quarter of 2001 was 3.48%. The decline in the net interest margin from a year ago was the result of the decrease in interest rates and its net effect on the Banks asset sensitive balance sheet as well as the addition of higher cost funding in the form of 9% Trust Preferred Securities.

     The following table reflects the average balance, interest earned or paid, and yield or cost of our assets, liabilities and stockholders' equity at and for the three-month periods ended March 31, 2002 and 2001.

  AVERAGE BALANCE, INTEREST AND YIELD/COST ANALYSIS

                                                      FOR THE THREE-MONTH PERIOD ENDED
                                       ---------------------------------------------------------------
                                               MARCH 31, 2002                   MARCH 31, 2001
                                       ------------------------------   ------------------------------
                                                  INTEREST                         INTEREST
                                       AVERAGE     EARNED     YIELD     AVERAGE     EARNED     YIELD
                                       BALANCE    OR PAID    OR COST*   BALANCE    OR PAID    OR COST*
                                       --------   --------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS)
ASSETS
Short-term investments and interest-
  earning deposits...................  $ 14,772    $   82      2.25%    $ 13,180    $  191      5.88%
Federal funds sold...................    14,930        60      1.64%      19,601       265      5.49%
Securities -- taxable................     3,709        43      4.75%       7,191       104      5.89%
Securities -- tax exempt(1)..........       401         7      7.66%          44         1      7.55%
Loans held for sale..................     3,247        31      3.82%          --        --        --
Loans................................   250,614     3,517      5.69%     158,315     3,358      8.60%
                                       --------    ------               --------    ------
     Total interest-earning assets...   287,673     3,740      5.27%     198,331     3,919      8.01%
Allowance for loan losses............    (3,599)                          (2,443)
Cash and due from banks..............     6,158                            4,339
Other assets.........................     3,865                            3,030
                                       --------                         --------
     Total assets....................  $294,097                         $203,257
                                       ========                         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing checking............  $ 12,959    $   33      1.04%    $  6,220    $   27      1.77%
Savings..............................     5,282        21      1.59%       2,419        18      3.13%
Money market.........................   102,310       499      1.98%      75,577       990      5.31%
Certificates of deposit..............   108,823       878      3.27%      74,888     1,172      6.35%
Short-term borrowings................     1,115         4      1.51%         530         7      5.52%
FHLB advances........................     6,500        56      3.50%         167         3      6.22%
Trust preferred securities...........     3,430        82      9.57%          --        --        --
                                       --------    ------               --------    ------
     Total interest-bearing
       liabilities...................   240,419     1,573      2.65%     159,801     2,217      5.63%
Noninterest-bearing checking.........    29,300                           19,788
Other liabilities....................       898                            1,159
Stockholders' equity.................    23,480                           22,509
                                       --------                         --------
     Total liabilities and
       stockholders' equity..........  $294,097                         $203,257
                                       ========                         ========
NET INTEREST INCOME..................              $2,167                           $1,702
                                                   ======                           ======
RATE SPREAD*.........................                          2.62%                            2.38%
NET INTEREST INCOME AS A PERCENT OF
  AVERAGE EARNING ASSETS*............                          3.05%                            3.48%

---------------

(1) Computed on a tax equivalent basis for tax exempt securities using a 34% statutory tax rate.

 *  Annualized.

     A provision for loan losses was recorded in the amount of $375,000 during the first quarter of 2002 as compared to $225,000 for the first quarter of 2001. The provision recorded was directly related to the growth in the loan portfolio and risk factors inherent in the loan portfolio. The allowance for loan losses at March 31, 2002 totaled $3.8 million and was 1.46% of total loans outstanding on that date. Loan charge offs for the three-month period ended March 31, 2002 were $22,284 while there were no charge offs during the same period a year ago. At March 31, 2002, nonperforming loans amounted to $657,211 of which $19,486 were still accruing but past due 90 days or more. Nonperforming loans at March 31, 2001 were $347,396 of which $24,416 were still accruing but past due 90 days or more.

     Noninterest income was $547,885 during the first quarter of 2002. This was a $208,859 or 61.6% increase over the first quarter of 2001. The increase in noninterest income from the comparable period was reflected in all categories but mainly attributable to a 50.8% growth in fees from trust services reflective of more assets under management and a 175% growth in service charge revenue generally reflective of a growth in and development of deposit accounts.

     Noninterest expense was $1.8 million for the first quarter of 2002 while noninterest expense for the three-month period ended March 31, 2001 was $1.5 million. The main components of noninterest expense for the first quarter of 2002 were salaries and benefits of $1.1 million, occupancy and equipment costs of $230,770, and loan and professional expenses in the amount of $59,171. These costs were mainly the result of human resource needs to operate the bank, rent expense and equipment depreciation, as well as normal professional fees for accountants, attorneys and other professionals used to originate loans. Expense totals for the 2002 quarter were higher than those for the first quarter of 2001 and were mainly reflective of the general growth of the Bank in the form of personnel, rent and equipment at the existing location, as well as the opening of a second new branch office in January 2001.

FINANCIAL CONDITION -- DECEMBER 31, 2001

     We experienced our third year of significant growth during 2001. Our total assets were $291.8 million at December 31, 2001 compared to $212.4 million at December 31, 2000, an increase of $79.4 million. The significant increase in assets was mainly attributable to growth in the loan portfolio and was funded by a significant growth in deposits. Assets have increased during each quarter of 2001, 2000 and 1999. As the Bank enters its fourth year of operation, we anticipate that, in the near-term, assets will increase at a rate similar to our historical trends as we continue to market our institution, products and banking expertise, deliver a high level of customer service and develop our branch network.

     Earning Assets. The Bank's loan portfolio experienced another year of significant growth during 2001. Loans were $232.3 million at December 31, 2001 compared to $155.9 million at December 31, 2000, an increase of $76.5 million, or 49%. The loan portfolio, which equaled 82% and 76% of earning assets at December 31, 2001 and 2000, respectively, was primarily comprised of commercial loans at both dates. At December 31, 2001, commercial loans were approximately 79% of the loan portfolio and represented loans to business interests generally located within the Bank's market area. Approximately 62% of the loan portfolio consisted of general commercial and industrial loans primarily secured by inventory, receivables and equipment, while 17% of the loan portfolio consisted of commercial loans primarily secured by real estate. There are no significant industry concentrations within the commercial portfolio. The concentration and rapid growth in commercial credits is in keeping with the Bank's strategy of focusing a substantial amount of efforts on commercial banking. Business banking is an area of expertise for the Bank's management and lending team. Residential mortgage, home equity and consumer lending, while only 21% of loans at December 31, 2001, also experienced excellent growth. Management believes that this growth should continue as the Bank expands its distribution network during 2002 and beyond; however, our main strategy for growth and profitability is expected to come largely from the commercial loan sector. The following table presents loans outstanding as of December 31, 2001, 2000 and 1999.

  LOANS OUTSTANDING

                                                               AT DECEMBER 31,
                                                        -----------------------------
                                                          2001       2000      1999
                                                        --------   --------   -------
                                                           (DOLLARS IN THOUSANDS)
Commercial............................................  $143,087   $ 98,794   $44,110
Commercial real estate................................    40,552     30,621     9,165
Residential real estate...............................    16,740      6,978     5,918
Home equity...........................................    16,043      6,994     2,551
Consumer..............................................    15,717     12,386     5,571
                                                        --------   --------   -------
  Total loans.........................................   232,139    155,773    67,315
Deferred loan costs...................................       207        107        --
Allowance for loan losses.............................    (3,480)    (2,364)   (1,010)
                                                        --------   --------   -------
  Net loans...........................................  $228,866   $153,516   $66,305
                                                        ========   ========   =======

     The following table presents the maturity of total loans outstanding as of December 31, 2001, according to scheduled repayments of principal and also based upon repricing opportunities.

  MATURITIES OF LOANS OUTSTANDING

                                               WITHIN     1 - 5      OVER
                                               1 YEAR     YEARS     5 YEARS    TOTAL
                                              --------   --------   -------   --------
                                                       (DOLLARS IN THOUSANDS)
LOANS -- CONTRACTUAL MATURITY DATES:
Commercial..................................  $ 44,261   $ 77,143   $21,683   $143,087
Commercial real estate......................     9,834     27,793     2,925     40,552
Residential real estate.....................     3,914      4,570     8,256     16,740
Home equity.................................     8,645      5,251     2,147     16,043
Consumer....................................    11,972      3,433       312     15,717
                                              --------   --------   -------   --------
  Total loans...............................  $ 78,626   $118,190   $35,323   $232,139
                                              ========   ========   =======   ========
LOAN REPRICING OPPORTUNITIES:
Fixed rate..................................  $ 20,423   $ 45,728   $16,518   $ 82,669
Variable rate...............................   149,470         --        --    149,470
                                              --------   --------   -------   --------
  Total loans...............................  $169,893   $ 45,728   $16,518   $232,139
                                              ========   ========   =======   ========

     The Bank's credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans to provide effective loan portfolio administration. The credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures, the Bank must rely on estimates, appraisals and evaluation of loans and the possibility that changes could occur quickly because of changing economic conditions. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on an internal "watchlist." Senior management reviews this list regularly and adjusts for changing conditions. At December 31, 2001, there were $7.7 million of potential problem loans outstanding classified on the watchlist. There were $816,096 of loans that were 90 days or more past due at December 31, 2001, of which one loan for $468,863 had been placed on nonaccrual status and categorized as impaired. Gross interest-to-date for the one nonaccrual loan would have been $336,055. Interest actually received on this loan was $259,588 resulting in lost interest to date of $76,467. There were no nonaccrual or impaired loans or any loans past due 90 days or more at December 31, 2000 or 1999. During 2001, the Bank experienced $4,304 in charged-off loans. Prior to 2001, the Bank had only experienced a minor consumer loan charge-off during 1999. There were no foreign loans outstanding at December 31, 2001, 2000 or 1999.

     In each accounting period, the allowance for loan losses is adjusted by management to the amount management believes is necessary to maintain the allowance at adequate levels. Management will allocate specific portions of the allowance for loan losses based on specifically identifiable problem loans. Management's evaluation of the allowance is further based on consideration of actual loss experience (which has been minimal to date), the present and prospective financial condition of borrowers, industry concentrations within the portfolio and general economic conditions. Management believes that the present allowance is adequate, based on the broad range of considerations listed above, and absent some of those factors, based upon peer industry data of comparable banks.

     The following table illustrates the breakdown of the allowance for loan losses by loan type.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                AT        LOAN TYPE        AT        LOAN TYPE        AT        LOAN TYPE
                           DECEMBER 31,    AS A %     DECEMBER 31,    AS A %     DECEMBER 31,    AS A %
                               2001       OF TOTAL        2000       OF TOTAL        1999       OF TOTAL
LOAN TYPE                   ALLOCATION      LOANS      ALLOCATION      LOANS      ALLOCATION      LOANS
---------                  ------------   ---------   ------------   ---------   ------------   ---------
                                                       (DOLLARS IN THOUSANDS)
Commercial...............     $2,140        61.6%        $  821        63.4%        $  334        65.5%
Commercial real estate...        405        17.5%           230        19.7%            69        13.6%
Residential real
  estate.................         42         7.2%            18         4.5%            15         8.8%
Home equity..............         80         6.9%            35         4.5%            12         3.8%
Consumer.................        236         6.8%           186         7.9%            84         8.3%
Unallocated..............        577          n/a         1,074          n/a           496          n/a
                              ------       ------        ------       ------        ------       ------
  Total allowance for
     loan losses.........     $3,480       100.0%        $2,364       100.0%        $1,010       100.0%
                              ======       ======        ======       ======        ======       ======

     The primary risk element considered by management with respect to each installment and residential real estate loan is lack of timely payment. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor's rights in order to preserve the Bank's position. The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Management has a policy of requesting and reviewing periodic financial statements from its commercial loan customers, and periodically reviews the sufficiency of collateral and its value.

     Although management considers the allowance for loan losses to be adequate to absorb losses that are incurred, there can be no assurance that charge-offs in future periods will not exceed the allowance. Additional provisions for the allowance are expected during 2002 as a result of anticipated increases in the total loan portfolio. We only experienced $4,795 in loan charge-offs during our first three years of operations.

     Securities available for sale at fair value reflected a decline during 2001, amounting to $3.5 million at December 31, 2001 compared to $10.6 million at December 31, 2000. We maintain a small securities portfolio to provide for secondary liquidity and for interest rate risk management. During 2001 and 2000, the portfolio was used mainly for liquidity as these assets were held in short-term discount notes. The portfolio will continue to be liquid during the near term while loan demand remains strong and until a larger base of funding is developed. Since our inception, all securities have been designated as "available for sale" as defined in Statement of Financial Accounting Standards ("SFAS") No. 115 Accounting for Certain Investments in Debt and Equity Securities. Securities designated as available for sale are stated at fair value, with the unrealized gains and losses, net of income tax, reported as a separate component of stockholders' equity. An unrealized loss on this portfolio was recorded at December 31, 2001 in the amount of $15,980 compared to an unrealized gain of $876 recorded at December 31, 2000. In addition to the investment securities recorded at December 31, 2001, we also had $2.8 million in interest-bearing deposits with other banks, compared to $2.5 million at December 31, 2000. The following table presents the total securities portfolio as of December 31, 2001, 2000, and 1999.

  TOTAL SECURITIES PORTFOLIO

                                                             AT DECEMBER 31,
                                             ------------------------------------------------
                                                  2001             2000             1999
                                             AMORTIZED COST   AMORTIZED COST   AMORTIZED COST
                                             --------------   --------------   --------------
                                                          (DOLLARS IN THOUSANDS)
U.S. Government agency debt obligations....      $2,000          $ 9,956           $5,246
Obligations of states and political
  subdivisions.............................         400               --               --
Federal Reserve Bank stock.................         773              522              424
Federal Home Loan Bank stock...............         325              147              147
                                                 ------          -------           ------
  Total securities.........................      $3,498          $10,625           $5,817
                                                 ======          =======           ======

     Federal funds sold, consisting of excess funds sold overnight to correspondent banks, and short-term investments and interest-bearing deposits, consisting of certificates of deposit with maturities less than 90 days and interest-bearing accounts at correspondent banks, are used to manage daily liquidity needs and interest rate sensitivity. Together, these short-term assets, which recorded growth of $6.2 million during 2001, were $41.0 million and $34.8 million at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, these short-term assets were approximately 15% and 18% of earning assets, respectively. The balance of short-term assets and the balance as a percent of earning assets are expected to fluctuate as our balance sheet experiences continued growth.

Source of Funds

     The Bank's major source of funds is from core deposits of local businesses, governmental and municipal public fund entities, and consumers within the market area. The Bank began taking deposits when it commenced operations in February 1999 and experienced significant growth during 1999, 2000 and 2001. Total deposits were $256.2 million at December 31, 2001 and $188.3 million at December 31, 2000, an increase of $67.9 million, or 36%.

     Noninterest-bearing deposits grew significantly during 2001 and were $28.4 million at December 31, 2001, a 12% increase over $25.4 million at December 31, 2000. At December 31, 2001, noninterest-bearing deposits were approximately 11.1% of total deposits, a decline from the 2000 level as more of the overall funding came from interest-bearing deposits. Noninterest-bearing deposits at December 31, 2001 were comprised of $25.6 million in business checking accounts, $166,871 in public funds and $2.6 million in consumer accounts.

     Interest-bearing deposits also grew significantly during 2001 and were $227.8 million and $162.9 million at December 31, 2001 and 2000, respectively. Interest-bearing deposits at December 31, 2001 were comprised of approximately 49% in money market accounts, 9% in interest-bearing checking and savings accounts, and 42% in certificates of deposit. The December 31, 2001 percentages represented little change in deposit mix from 2000, when the percentages were 50%, 8%, and 42%, respectively. In 2001, all deposit categories reflected balance increases over 2000 levels; however, the most significant increase from 2000 was in the money market category. The balance of money market accounts at December 31, 2001 was $112.6 million compared to $81.4 million at December 31, 2000, an increase of $31.1 million. The large influx of deposits in this category was mainly attributable to new accounts established in the business and consumer sectors and expanded relationships with several governmental and municipal public fund entities. The balance of interest bearing deposits at December 31, 2001 reflected $61.0 million in business accounts, $83.0 million in consumer accounts and $83.0 million in public fund accounts compared to $24.0 million, $66.0 million, and $73.0 million, respectively, at December 31, 2000. As of December 31, 2001, we had $65.7 million in certificates of deposit of $100,000 or more, of which $38.2 million mature within three months; $15.8 million mature over three months through six months; $6.3 million mature over six months through twelve months; and $5.5 million mature over twelve months.

     Short-term borrowings at December 31, 2001 and 2000 were $1.1 million and $530,000, respectively, and were entirely comprised of overnight federal funds purchased from one correspondent bank. In addition to federal funds purchased, we also had borrowings in the amount of $6.5 million in Federal Home Loan Bank, or FHLB, callable advances at December 31, 2001. The FHLB advances mature in 2012, and each contains quarterly call features. There were no FHLB advances outstanding at December 31, 2000.

     We had $3.4 million in junior subordinated debentures at December 31, 2001 as a result of us, through our subsidiary, TCTI, closing a private placement offering of $3.5 million in Trust Preferred Securities on November 16, 2001. The proceeds of the offering were loaned to us in exchange for junior subordinated debentures with similar terms to the Trust Preferred Securities. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2001, the principal amount outstanding of the Trust Preferred Securities was $3.5 million. The principal balance of the Trust Preferred Securities less unamortized issuance costs of $69,775 constitute the amount of the trust preferred securities reflected in the financial statements.

     The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the par amount. The maturity date of the Trust Preferred Securities is November 15, 2031. Subject to us having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities are redeemable prior to the maturity date beginning November 15, 2006 and each year thereafter at the option of the Company.

     Stockholders' equity was $23.5 million at December 31, 2001 and $22.4 million at December 31, 2000. The increase of $1.1 million was almost entirely attributable to the 2001 net income of $1.1 million. The only other item affecting stockholders' equity was a $10,109 change in net unrealized depreciation on securities available for sale, net of tax. At the completion of the IPO during 1999, we had issued 2,530,000 shares of common stock. The net proceeds from the sale of the stock in the IPO was $23.5 million after deducting offering expenses and underwriters' discounts and was recorded as common stock and paid-in-capital. No additional shares were issued during 2000 or 2001. At December 31, 2001, the Company had a balance of $45,149 in retained earnings while at December 31, 2000 it had an accumulated deficit of $1.1 million, an increase of $1.1 million from 2000 which reflects net income generated during 2001. See "Results of Operations."

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     Summary. We reported net income of $1.12 million, or $.44 per share, for the year ended December 31, 2001. The profitable result was an increase in net income from the $1.08 million, or $.42 per share, reflected in 2000 as well as the net operating loss of $1.7 million, or $.71 per share, posted during 1999. The loss recorded during 1999 was a result of start-up and development costs early in that year and the first ten months of bank operations as the Bank began to build its loan portfolio. The 2000 results included a significant tax benefit. The 2001 results included a full year of tax expense. Income before income taxes increased 282% from 2000 to 2001. The year 2001 results reflected substantial growth from 2000 in revenue. Net interest income in 2001 was $7.8 million compared to $5.8 million in 2000, an increase of $2.0 million mainly from an increase in loans outstanding. Noninterest income in 2001 was $1.8 million compared to $1.0 million in 2000, an increase of $757,598 from further development of the trust business and other fee income based products including mortgage broker fees. Also contributing to the increase in operating income was a decrease in the provision for loan losses of $235,000. Offsetting the improvements in revenue and provision during 2001 was a $1.7 million increase from 2000 in noninterest expenses related mainly to increases in salaries and benefits, and occupancy and equipment costs as a result of our growth.

     The 2000 results included a $588,100, or $.23 per share, income tax benefit for the use of a net operating loss carryforward and other net deferred tax assets, net of taxes currently payable. The tax benefit was a one-time occurrence. We are now generating profits and are recording a normal tax expense as reflected during 2001.

     During 1999, the net operating loss prior to the opening of the Bank was approximately $779,000 while the loss recorded after the Bank commenced operations was approximately $896,000. The loss from bank operations was mainly attributable to a non-cash charge of $1.0 million for provision for loan losses. Although the Bank essentially recorded no loan losses during 1999, significant provisions were required as the result of the substantial loan growth. As the Bank does not yet have enough history of loss activity to use its own loss experience to establish the allowance for loan losses, management has established the provision and allowance for loan losses in consideration of the loss experience of peer financial institutions with similar heavy concentrations in commercial lending.

     The loan loss provisions are made in the period loans are recorded and are immediate reductions to earnings. Loan loss provisions are expected to continue to reduce earnings (as was the case during 2001, 2000 and 1999), although more moderately, as the anticipated rate of loan growth slows relative to the size of the Bank's loan portfolio.

     Although continued significant future asset growth is anticipated, resulting in additional large loan loss provisions, our overall earnings performance is expected to improve. As reflected in 2001, our asset growth should result in an increased level of net interest income, which, coupled with noninterest income, should exceed the growth and level of noninterest expense and provision for loan losses. The following table shows some of the key equity performance ratios for the years ended December 31, 2001, 2000 and 1999.

                               PERFORMANCE RATIOS

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              2001   2000    1999
                                                              ----   -----   -----
Return on average total assets..............................  0.47%   0.68%  (2.96)%
Return on average equity....................................  4.88    5.04   (8.25)
Average equity to average assets............................  9.53   13.49   35.88

     The performance ratios in 2000 were favorably impacted by the significant tax benefit in 2000.

     Net Interest Income. Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is the Bank's primary source of earnings. Interest income and interest expense for the year ended December 31, 2001 were $15.9 million and $8.1 million, respectively, netting $7.8 million in net interest income. Interest income and interest expense for the year ended December 31, 2000 were $12.8 million and $7.0 million, respectively, resulting in $5.7 million in net interest income. Interest income and interest expense for the year ended December 31, 1999 totaled $3.7 million and $1.4 million, respectively, providing for net interest income of $2.3 million. The substantial increase of $2.1 million in net interest income in 2001 from 2000 and the increase over net interest income from 1999 was primarily attributable to an increase in the loans outstanding.

     The net yield on average earning assets during 2001 was 3.33% compared to 3.70% for 2000 and 4.20% for 1999. The decline in margin from both prior years was generally due to the funding of the Bank's growth with higher cost deposits in the form of money market accounts, certificates of deposit and FHLB borrowings. The decline in margin during 2001 was also attributable to net interest spread compression caused by the decline in general interest rates.

     The level of net interest income is primarily a function of asset size, as the weighted-average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types of assets and liabilities, interest rate risk, liquidity, and customer behavior also impact net interest income as well as the net yield.

     The following table reflects the average balance, interest earned or paid, and yield or cost of our assets, liabilities and stockholders' equity during 2001, 2000 and 1999.

AVERAGE BALANCE, INTEREST AND YIELD/COST ANALYSIS

                                                             FOR THE YEARS ENDED DECEMBER 31,
                               --------------------------------------------------------------------------------------------
                                           2001                            2000                            1999
                               -----------------------------   -----------------------------   ----------------------------
                                          INTEREST                        INTEREST                       INTEREST
                               AVERAGE     EARNED     YIELD    AVERAGE     EARNED     YIELD    AVERAGE    EARNED     YIELD
                               BALANCE    OR PAID    OR COST   BALANCE    OR PAID    OR COST   BALANCE   OR PAID    OR COST
                               --------   --------   -------   --------   --------   -------   -------   --------   -------
                                                                  (DOLLARS IN THOUSANDS)
ASSETS
Short-term investments and
  interest-earning
  deposits...................  $  6,916   $   324     4.68%    $  4,239   $   262     6.17%    $ 9,332    $  462     4.95%
Federal funds sold...........    31,490     1,270     4.03%      24,208     1,539     6.36%     10,367       533     5.14%
Securities -- taxable........     8,054       420     5.22%      12,661       786     6.21%      6,088       318     5.23%
Securities -- tax
  exempt(1)..................       270        23     8.75%          --        --       --          --        --       --
Loans held for sale..........       922        61     6.62%          --        --       --          --        --       --
Loans........................   187,678    13,840     7.37%     113,683    10,182     8.96%     28,747     2,369     8.24%
                               --------   -------              --------   -------              -------    ------
  Total interest-earning
    assets...................   235,330    15,938     6.77%     154,791    12,769     8.25%     54,534     3,682     6.75%
Allowance for loan losses....    (2,845)                         (1,659)                          (391)
Cash and due from banks......     4,884                           3,300                          1,808
Other assets.................     3,141                           1,677                            677
                               --------                        --------                        -------
  Total assets...............  $240,510                        $158,109                        $56,628
                               ========                        ========                        =======
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Interest-bearing checking....  $  9,134   $   135     1.48%    $  5,319   $   104     1.96%    $ 4,597    $  155     3.36%
Savings......................     3,028        73     2.42%       2,115        72     3.40%        618        18     2.94%
Money market.................    92,558     3,470     3.75%      52,618     2,954     5.61%     19,794       917     4.64%
Certificates of deposit......    83,627     4,240     5.07%      60,170     3,898     6.48%      5,598       292     5.22%
Short-term borrowings........       828        28     3.31%         310        19     6.13%        211        12     5.57%
FHLB advances................     3,141       117     3.71%          --        --       --          --        --       --
Trust preferred securities...       441        39     9.00%          --        --       --          --        --       --
                               --------   -------              --------   -------              -------    ------
  Total interest-bearing
    liabilities..............   192,757     8,102     4.20%     120,532     7,047     5.85%     30,818     1,394     4.52%
Noninterest-bearing
  checking...................    23,560                          15,514                          5,200
Other liabilities............     1,264                             740                            290
Stockholders' equity.........    22,929                          21,323                         20,320
                               --------                        --------                        -------
  Total liabilities and
    stockholders' equity.....  $240,510                        $158,109                        $56,628
                               ========                        ========                        =======
NET INTEREST INCOME..........             $ 7,836                         $ 5,722                         $2,288
                                          =======                         =======                         ======
RATE SPREAD..................                         2.57%                           2.40%                          2.23%
NET INTEREST INCOME AS A
  PERCENT OF AVERAGE EARNING
  ASSETS.....................                         3.33%                           3.70%                          4.20%

---------------

(1) Computed on a tax equivalent basis for tax exempt securities using a 34% statutory tax rate.

     The following table shows the changes in interest income, interest expense, and net interest income due to variances in rate and volume of average earning assets and interest bearing liabilities. The change in interest not solely due to changes in rate or volume has been allocated in proportion to the absolute dollar amounts of the change in each.

CHANGES IN NET INTEREST INCOME DUE TO RATE AND VOLUME

                                                                   2001 OVER 2000
                                                              -------------------------
                                                               RATE     VOLUME   TOTAL
                                                              -------   ------   ------
                                                               (DOLLARS IN THOUSANDS)
INCREASE (DECREASE) IN INTEREST INCOME:
  Short-term investments and interest-earning deposits......  $   (74)  $  136   $   62
  Federal funds sold........................................     (656)     387     (269)
  Securities -- taxable.....................................     (112)    (254)    (366)
  Securities -- tax exempt..................................       --       23       23
  Loans available for sale..................................       --       61       61
  Loans.....................................................   (2,049)   5,707    3,658
                                                              -------   ------   ------
     Net change in interest income..........................   (2,891)   6,060    3,169
INCREASE (DECREASE) IN INTEREST EXPENSE:
  Interest-bearing checking.................................      (30)      61       31
  Savings...................................................      (24)      25        1
  Money market..............................................   (1,209)   1,725      516
  Certificates of deposit...................................     (965)   1,307      342
  Short-term borrowings.....................................      (12)      21        9
  FHLB advances.............................................       --      117      117
  Trust preferred securities................................       --       39       39
                                                              -------   ------   ------
     Net change in interest expense.........................   (2,240)   3,295    1,055
                                                              -------   ------   ------
NET CHANGE IN INTEREST INCOME AND INTEREST EXPENSE..........  $  (651)  $2,765   $2,114
                                                              =======   ======   ======

                                                                   2000 OVER 1999
                                                              -------------------------
                                                               RATE     VOLUME   TOTAL
                                                              -------   ------   ------
INCREASE (DECREASE) IN INTEREST INCOME:
  Short-term investments and interest-earning deposits......  $    94   $ (295)  $ (201)
  Federal funds sold........................................      152      855    1,007
  Securities -- taxable.....................................       69      399      468
  Loans.....................................................      224    7,589    7,813
                                                              -------   ------   ------
     Net change in interest income..........................      539    8,548    9,087
INCREASE (DECREASE) IN INTEREST EXPENSE:
  Interest-bearing checking.................................      (72)      22      (50)
  Savings...................................................        4       50       54
  Money market..............................................      230    1,807    2,037
  Certificates of deposit...................................       87    3,518    3,605
  Short-term borrowings.....................................        1        6        7
                                                              -------   ------   ------
     Net change in interest expense.........................      250    5,403    5,653
                                                              -------   ------   ------
NET CHANGE IN INTEREST INCOME AND INTEREST EXPENSE..........  $   289   $3,145   $3,434
                                                              =======   ======   ======

     Interest income is primarily generated from the loan portfolio. Average loans comprised 80%, 73% and 53% of average earning assets during 2001, 2000 and 1999, respectively. During 2001, the loan portfolio had an average yield of 7.37%, and earned $13.8 million, or 87% of total interest income, an increase of $3.7 million from 2000. The improvement in net interest income was mainly due to the increase in average loans while the decrease in the prime lending rate during 2001 reflected negatively on net interest income and offset some of the improvement. During 2000, the loan portfolio had an average yield of 8.96% and earned $10.2 million, or 80% of total interest income. The securities portfolio, federal funds sold and short-term investments and interest-earning deposits equaled 4%, 13% and 3%, respectively, of average earning assets during 2001. With an average tax-equivalent yield of 5.32%, total securities contributed $443,369, or 3% of total interest income in 2001, while federal funds sold and short-term investments and interest-earning deposits had a combined average yield of 4.15% and earned $1.6 million or 10% of total interest income in 2001. During 2000, the securities portfolio, federal funds sold and short-term investments and interest-earning deposits equaled 8%, 16% and 3%, respectively, of average earning assets. With an average yield of 6.21%, securities contributed $786,116, or 6%, of total interest income in 2000, while federal funds sold and short-term investments and interest-earning deposits had a combined average yield of 6.33% and earned 14% of total interest income in 2000. During 1999, the securities portfolio, federal funds sold and short-term investments and interest-earning deposits equaled 11%, 19% and 17%, respectively, of average earning assets. With an average yield of 5.23%, securities contributed $318,152, or 9% of total interest income in 1999, while federal funds sold and short-term investments and interest-earning deposits had a combined average yield of 5.05% and earned 27% of total interest income in 1999.

     Interest expense is primarily generated from money market deposits and certificates of deposit, which equaled 39% and 36%, respectively, of average earning assets during 2001; 34% and 39%, respectively of average earning assets during 2000; and 36% and 10%, respectively, of average earning assets during 1999. The substantial percentage change within the money market category reflects the increase in this type of funding during 2001, generated mainly from governmental and municipal public funds and businesses. Money market balances had an average rate of 3.75% and cost $3.5 million or 43% of total interest expense in 2001. Money market balances had an average rate of 5.61% and cost $3.0 million or 42% of total interest expense in 2000. Certificates of deposit had an average rate of 5.07% and cost $4.2 million or 52% of total interest expense in 2001. Certificates of deposit had an average rate of 6.48% and cost $3.9 million or 55% of total interest expense in 2000. Interest expense on savings and interest-bearing checking totaled 3% of total interest expense during 2001 and totaled 3% of total interest expense during 2000. We paid $183,274 of interest expense on borrowings, or 2% of total interest expense, during 2001 and paid $18,978 of interest expense on borrowings, or less than 1% of total interest expense, during 2000.

     During 1999, money market accounts had an average rate of 4.64% and cost $917,439 or 66% of total interest expense, while certificates of deposit had an average rate of 5.22% and cost $292,042, or 21% of total interest expense. Savings deposits and interest bearing checking accounts equaled 1% and 8% of average earning assets during 1999, respectively. With an average rate of 2.94%, savings deposits cost $18,139, or 1% of total interest expense in 1999, while interest bearing checking accounts had an average rate of 3.36% and cost $154,562, or 11% of total interest expense in 1999. Short-term borrowings, comprised of federal funds purchased, had an average rate of 5.57% during 1999. We paid $11,748 in short-term interest expense, or 1% of total interest expense, during 1999.

     Provision for Loan Losses. Reflecting significant loan growth in all reported years, the provision for loan losses was $1.1 million for 2001, $1.4 million for 2000 and $1.0 million for 1999. This reflects a $235,000 or 17% decrease from 2000 to 2001. The allowance for loan losses as a percentage of total loans outstanding was 1.50%, 1.52% and 1.50% at December 31, 2001, 2000, and 1999, respectively. The Bank maintains the allowance for loan losses at a level management feels is adequate to absorb losses incurred in the loan portfolio. The evaluation is based upon the Bank's and the banking industry's historical loan loss experience, known and inherent risks contained in the loan portfolio, composition and growth of the loan portfolio, current and projected economic conditions and other factors. As the Bank does not yet have enough history of loss activity to use its own loss experience to establish the allowance for loan losses, management has established the provision and allowance for loan losses in consideration of the loss experience of peer financial institutions with similar heavy concentrations in commercial lending. Reflecting its focus on credit quality, the Bank had one nonperforming loan of $468,863 and past due loans 90 days or more and still accruing of $347,233 at December 31, 2001. The Bank had one charge-off of $4,304 during 2001 and no charge-offs during 2000. The Bank had no nonperforming loans or loans past due 90 days or more at December 31, 2000.

     Noninterest Income. Noninterest income recorded substantial growth during 2001 as all major categories reflected improved performance. Total noninterest income was $1.8 million for the year ended December 31, 2001 compared to $1.0 million and $287,739 for the years ended December 31, 2000 and 1999, respectively. Fees from trust services grew significantly and were $798,464 for 2001 compared to $424,251 for 2000 and $24,554 in 1999. The trust area was developed during 1999 and became operational in October 1999. In addition to trust income, the mortgage origination unit significantly improved its results during 2001, attributable to an expanded workforce and a lower rate environment. Mortgage broker fees were $489,944 during 2001, an increase of $193,711 from $296,233 for 2000 and $216,366 for 1999. Other improvements during 2001 included a $164,538 increase in deposit service charge income, and a $25,136 increase in other fee-based income. Service charge income increased due to an overall expanded account base, a higher level of fees generated on business accounts and increased activity from NSF/OD charges. Other fees increased as a result of a higher volume in the Bank's mutual fund sweep product.

     Noninterest Expense. Noninterest expense totaled $6.6 million for the year ended December 31, 2001 compared to $4.9 million and $3.2 million for the years ended December 31, 2000 and 1999, respectively, an increase of $1.7 million over 2000. The increase in expenses is mainly attributable to the growth in the Bank's business and the additional overhead costs associated with that growth. This is evidenced by salaries and benefits costs, which increased $814,486, and occupancy and equipment costs which increased $189,803, over their respective 2000 levels. Salary and benefits costs were $3.9 million for 2001, while occupancy and equipment costs were $825,329. Other various expense categories reflected increases during 2001, such as data processing costs, office supplies, and courier costs, but to a lesser dollar amount than those mentioned above. Professional costs increased during 2001 from 2000 as we incurred professional costs mainly associated with our application to Nasdaq for our common stock to be listed on the Nasdaq National Market System, as well as costs incurred to improve the internal audit and compliance functions.

     During 2000, salaries and benefits costs were $3.1 million, while occupancy and equipment expenses totaled $635,522. Additional large overhead expenses in 2000 included costs for professional fees and services, which amounted to $261,484, and marketing expenses which were $185,607. The majority of the costs incurred during 1999 were for general bank operations; however, $102,000 of professional fees and services were incurred during the first quarter of 1999 related to the start-up and development costs of the Bank.

     Monitoring and controlling overhead expenses while providing high quality service to customers is of the utmost importance to us. The efficiency ratio, computed by dividing noninterest expense by net interest income plus noninterest income, was 69.0% in 2001 compared to 72.7% in 2000 and 125.8% in 1999. This level of efficiency ratio continues to be high, but reflects continued improvement from 2000 and 1999. As anticipated, this improvement in efficiency ratio has resulted from the growth in earning assets along with the development of fee-based products and the resulting increases in revenue. The 1999 level of efficiency ratio was not out of line for a start-up bank during its first year of operation. Management expects that as additional asset growth and operating efficiencies are realized, we will earn more on the larger base of earning assets while operating costs will increase at a lesser rate, resulting in an improved efficiency ratio.

     Income Taxes Expense (Benefit). During 2001, we recorded $736,400 in income taxes expense. Due to the net loss from operations recorded by us during 1998 and 1999, no provision for income tax expense was necessary during those years. During 2000, we recorded an income tax benefit of $588,100, or $.23 per share, as a result of our current and projected future profits. This benefit effectively brought all tax accounts current, and future results are being recorded on a full-statutory state and federal tax expense basis. The tax benefit in 2000 resulted from the use of a net operating loss carryforward and other net deferred tax assets, net of taxes currently payable. The tax benefit recorded during 2000 was a one-time occurrence as we are now generating profits and should reflect a normal tax expense going forward as was the experience during 2001.

CAPITAL SOURCES

     Stockholders' equity is a noninterest bearing source of funds which provides support for asset growth. Stockholders' equity was $23.8 million at March 31, 2002 and $23.5 million and $22.4 million at December 31, 2001 and 2000, respectively. The increases during 2001 and the first quarter of 2002 were almost entirely attributable to the $1.1 million and $320,793 recorded net income for the respective periods. During 1999 we successfully completed our initial public offering, or IPO, whereby 2,530,000 shares were sold at $10.00 per share. Total proceeds from the IPO were $25.3 million less underwriters' fees and offering costs of $1.8 million, for net proceeds of $23.5 million. We used $15.0 million of the net proceeds from the IPO to provide the initial capitalization of the Bank in February 1999. During the first quarter of 2000, we contributed an additional $4.0 million in capital to the Bank as a result of substantial growth experienced during 1999. Additionally, during 2001, we contributed $2.0 million in capital to the Bank during the first quarter, $2.5 million during the third quarter and $2.25 million during the fourth quarter, all to support the continued growth of the Bank.

     We are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As a condition to regulatory approvals for the formation of the Bank, we were required to have capitalization sufficient to provide a ratio of Tier 1 capital to total assets of not less than eight percent (8%) and Tier 1 capital to average assets in excess of nine percent (9%), during the first three years of operation. These restrictions expired in February 2002. Currently and going forward, both we and the Bank are now subject to the same capitalization requirements as other financial holding companies and banks. Since the Bank began operations, both we and the Bank have been categorized as "Well Capitalized," the highest classification contained within the banking regulations. Our capital ratios as of December 31, 2001 and 2000 are disclosed under Note 15 of the Notes to Consolidated Financial Statements.

     Our ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. No cash or stock dividends were paid in 2001, 2000 or 1999. We expect that our earnings and those of the Bank, if any, would be retained to finance future growth and operations. We do not anticipate paying any cash dividends on the common stock in the foreseeable future.

LIQUIDITY

     Liquidity is measured by our ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and investment securities. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and meet our operating costs. Liquidity is primarily achieved through the growth of deposits and liquid assets such as securities available for sale, matured securities, and federal funds sold. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximize profitability, while providing adequate liquidity.

     Our general liquidity strategy is to fund growth with deposits and to maintain an adequate level of short-term and medium-term investments to meet typical daily loan and deposit activity needs. Deposit growth was substantial during the first quarter of 2002 and during 2001 and 2000. We mainly generated deposits from in-market sources; however, we expanded our funding base during 2001 to include national, non-brokered certificates of deposit, borrowings from the FHLB and trust preferred securities. The total dollars and percentage of total funding that these sources provided us at March 31, 2002 were $32.1 million and 11.3%, respectively. At December 31, 2001, the total dollars and percentage of total funding that these sources provided us were $23.2 million and 8.7%, respectively. At March 31, 2002, total deposits were $274.3 million and the loan to deposit ratio was 95.4%; and at December 31, 2001 and 2000, total deposits were $256.2 million and $188.3 million, respectively, and the loan-to-deposit ratio was 90.7% and 82.8%, respectively.

     We expect to continue to experience substantial loan growth. Funding for the loan growth will continue to come primarily from in-market sources through the marketing of products and the development of branch locations. We will continue to develop wholesale and out-of-market deposits and borrowing capacities and use them to augment our interest rate sensitivity strategy and liquidity capabilities and to diversify the funding base of the Bank.

     We have the ability to borrow money on a daily basis through correspondent banks (federal funds purchased), and at March 31, 2002, December 31, 2001 and 2000 had $1.1 million, $1.1 million and $530,000 outstanding, respectively. We view this type of funding as only a secondary and temporary source of funds.

     Commitments and Off-Balances Sheet Risk. In addition to normal loan funding and deposit flow, we also need to maintain liquidity to meet the demands of certain unfunded loan commitments and standby and commercial letters of credit. The Bank maintains off-balance-sheet investments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer, at any time, as the customer's cash needs vary, as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We monitor fluctuations in loan balances and commitment levels and include such data in our overall liquidity management.

     These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. Our maximum exposure to loan loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. Such financial instruments are recorded when they are funded.

     We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. Collateral, such as accounts receivable, securities, inventory, property and equipment, is generally required based on management's credit assessment of the borrower.

     Fair value of our off-balance-sheet instruments (commitments to extend credit and standby letters of credit) is based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At March 31, 2002, the rates on existing off-balance-sheet instruments were equivalent to current market rates, considering the underlying credit standing of the counterparties.

     The Company and the Bank occupy their respective headquarters, offices and other facilities under long-term operating leases and, in addition, are parties to long-term contracts for data processing and operating systems.

     Under the terms of certain employment contracts, upon the occurrence of certain events resulting in the severance of certain executive officers'employment with us, payments may be required to be made in excess of amounts that have been accrued.

     The following tables represent our contractual obligations and commitments at December 31, 2001.

                                                                 AT DECEMBER 31, 2001
                                                                PAYMENTS DUE BY PERIOD
                                                      ------------------------------------------
                                                       LESS
                                                      THAN 1   1 - 3   4 - 5   AFTER 5
CONTRACTUAL OBLIGATIONS                                YEAR    YEARS   YEARS    YEARS     TOTAL
-----------------------                               ------   -----   -----   -------   -------
                                                                (DOLLARS IN THOUSANDS)
Federal Home Loan Bank advances.....................   $ --    $ --    $ --    $ 6,500   $ 6,500
Trust preferred securities..........................     --      --      --      3,430     3,430
Operating leases....................................    452     986     988      3,620     6,046
Unconditional land purchase obligation..............    330      --      --         --       330
                                                       ----    ----    ----    -------   -------
Total contractual cash obligations..................   $782    $986    $988    $13,550   $16,306
                                                       ====    ====    ====    =======   =======

                                                              AT DECEMBER 31, 2001
                                                   AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                  ---------------------------------------------
                                                   LESS
                                                  THAN 1    1 - 3    4 - 5    AFTER 5
COMMITMENTS                                        YEAR     YEARS    YEARS     YEARS     TOTAL
-----------                                       -------   ------   ------   -------   -------
                                                             (DOLLARS IN THOUSANDS)
Lines of credit.................................  $34,692   $7,338   $6,080   $3,434    $51,544
Standby letters of credit.......................      250       48       64       --        362
                                                  -------   ------   ------   ------    -------
Total commercial commitments....................  $34,942   $7,386   $6,144   $3,434    $51,906
                                                  =======   ======   ======   ======    =======

     Related Party Transactions. Certain of our directors and executive officers, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. At March 31, 2002, the Bank had $13.6 million in loan commitments to directors and executive officers, of which $11.7 million were outstanding.

     We also engage in transactions with entities controlled by our directors or affiliates. The Bank leases its headquarters facility from Tippmann Properties, Inc., agent for John V. Tippmann, Sr., a director. The original lease was a 10-year lease commencing on January 1, 1999. During 2001, the original lease term was extended to 15 years with provisions for one renewal term of 10 years at then prevailing market rates. The total amount we paid to Tippmann Properties for rent and maintenance was $78,051 during the period ended March 31, 2002, and $251,866 and $216,476 during 2001 and 2000, respectively. The lease is accounted for as an operating lease. Refer to the discussion above for a summary of future lease payment commitments under this and other leases.

MARKET RISK ANALYSIS

     Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. We have no agricultural-related loan assets and therefore have no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates is assumed to be insignificant.

     Interest rate risk is the exposure of our financial condition to adverse movements in interest rates. We derive our income primarily from the excess of interest collected on our interest-earning assets over the interest paid on our interest bearing liabilities. The rates of interest we earn on our assets and owe on our liabilities generally are established contractually for a period of time. Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and stockholder value; however, excessive levels of interest rate risk could pose a significant threat to our earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness.

     Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. Our interest rate risk management process seeks to ensure that appropriate policies, procedures, management information and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, we assess the existing and potential future effects of changes in interest rates on our financial condition, including capital adequacy, earnings, liquidity and overall asset quality.

     There are two interest rate risk measurement techniques that we may use. The first, which is commonly referred to as GAP analysis, measures the difference between the dollar amount of interest-sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to our net interest margin during periods of changing market interest rates.

     The following table depicts our GAP position as of December 31, 2001:

RATE SENSITIVITY ANALYSIS

                                                             AT DECEMBER 31, 2001
                                           --------------------------------------------------------
                                            WITHIN    THREE TO
                                            THREE      TWELVE      ONE TO     AFTER FIVE
                                            MONTHS     MONTHS    FIVE YEARS     YEARS       TOTAL
                                           --------   --------   ----------   ----------   --------
                                                            (DOLLARS IN THOUSANDS)
ASSETS
  Federal funds sold, short-term
     investments and interest-earning
     deposits............................  $ 41,042   $     --    $    --      $    --     $ 41,042
  Interest-earning deposits..............     2,806         --         --           --        2,806
  Securities available for sale..........        --         --      2,384        1,098        3,482
  Loans held for sale....................     4,293         --         --           --        4,293
  Fixed rate loans.......................     8,812     11,611     45,728       16,518       82,669
  Variable rate loans....................   149,470         --         --           --      149,470
  Allowance for loan losses..............        --         --         --           --       (3,480)
  Other assets...........................        --         --         --           --       11,523
                                           --------   --------    -------      -------     --------
Total assets.............................  $206,423   $ 11,611    $48,112      $17,616     $291,805
                                           --------   --------    -------      -------     --------
LIABILITIES
  Interest-bearing checking..............  $ 14,909   $     --    $    --      $    --     $ 14,909
  Savings accounts.......................     4,521         --         --           --        4,521
  Money market accounts..................   112,581         --         --           --      112,581
  Time deposits < $100,000...............     2,787     15,235     12,054           --       30,076
  Time deposits $100,000 and over........    38,050     22,155      5,479           --       65,684
  Short-term borrowings..................     1,060         --         --           --        1,060
  FHLB advances..........................        --         --         --        6,500        6,500
  Trust preferred securities.............        --         --         --        3,430        3,430
  Noninterest-bearing checking...........        --         --         --           --       28,383
  Other liabilities......................        --         --         --           --        1,156
                                           --------   --------    -------      -------     --------
Total liabilities........................  $173,908   $ 37,390    $17,533      $ 9,930     $268,300
                                           --------   --------    -------      -------     --------
STOCKHOLDERS' EQUITY.....................        --         --         --           --     $ 23,505
                                           --------   --------    -------      -------     --------
Total sources of funds...................  $173,908   $ 37,390    $17,533      $ 9,930     $291,805
                                           --------   --------    -------      -------     --------
Net asset (liability) GAP................  $ 32,515   $(25,779)   $30,579      $ 7,686     $     --
                                           --------   --------    -------      -------     --------
CUMULATIVE GAP...........................  $ 32,515   $  6,736    $37,315      $45,001     $     --
                                           --------   --------    -------      -------     --------
PERCENT OF CUMULATIVE GAP TO TOTAL
  ASSETS.................................      11.1%       2.3%      12.8%        15.4%          --%

     A second interest rate risk measurement used is commonly referred to as net interest income simulation analysis. A simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment; therefore, a model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and our strategies, among other factors.

     Due to the low level of risk during the first, second and third years of operation, we did not utilize simulation analysis as a tool for measuring the effects of interest rate risk on the income statement. As growth has dictated, we are in the process of assessing and acquiring simulation modeling capabilities for use in the future.

     In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; economic and competitive conditions; potential changes in lending, investing, and deposit gathering strategies; client preferences; and other factors.

                                    BUSINESS

GENERAL

     We were incorporated as an Indiana corporation on July 8, 1998. We own all of the issued and outstanding stock of Tower Bank & Trust Company, or the Bank, and are a bank holding company under the Federal Bank Holding Company Act of 1956, as amended. In February, 2001, the Federal Reserve Bank of Chicago approved our election to become a financial holding company under the Gramm-Leach Bliley Act. The financial holding company designation permits us to engage in certain financial activities, such as selling and underwriting insurance, securities brokerage and merchant banking. At this time we do not engage in such activities and have no current plans to pursue them. The Bank is an Indiana chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation, or FDIC. The Bank is a member of the Federal Reserve System. The Bank commenced business on February 19, 1999. Prior to the opening of the Bank, our principal activities related to the organization of the Bank and the conducting of our initial public offering, or IPO. We received total proceeds of $23.5 million (net of offering expenses and underwriters' discounts) from the IPO, of which $15.0 million was used to initially capitalize the Bank.

     We provide a wide range of commercial and retail banking services primarily in Allen County, Indiana, including Fort Wayne and its suburbs. These services reflect our strategy of serving small- to medium-sized businesses and individual customers. Our lending strategy is focused on commercial loans and, to a lesser extent, on consumer and residential mortgage loans. We offer a broad array of deposit products, including checking, savings, and money market accounts, certificates of deposit and direct deposit services. We also provide personal trust services through our investment management and trust services department.

     The Bank's main office is located at 116 East Berry Street in downtown Fort Wayne, Indiana, and serves as our corporate headquarters.

EXPANSION

     In May 2000, the Bank opened its first branch office located in the northwest section of greater Fort Wayne, Indiana and, in January 2001, the Bank opened a second branch office located in the southwest section of greater Fort Wayne. The Bank purchased land in northeast Fort Wayne during 2001 and has begun construction of a third branch office on that site, which is scheduled to open during the second half of 2002.

     The Bank also opened two mortgage loan production offices during 1999, one in Huntington, Indiana and the other in Columbia City, Indiana. As a result of inadequate loan production in the latter market, the Bank subsequently did not renew its lease and closed the office in Columbia City during the fourth quarter of 2001.

PRIMARY LINES OF BUSINESS

     Commercial Lending. Our lending activities focus primarily on providing small- and medium-sized businesses in our market area with commercial business loans. These loans are both secured and unsecured and are made available for general operating purposes, acquisition of fixed assets including real estate, equipment and machinery, lines of credit collateralized by inventory and accounts receivable, as well as any other purposes considered appropriate by our executive management. Typically, our customers' financing requirements range from $100,000 to $2.0 million. Approximately 21% of our commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. The majority of our commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and/or other assets of the commercial borrower. Our commercial loans have both fixed and floating interest rates and typically have maturities of 1 to 5 years. Commercial loans comprised approximately 80% of our total loan portfolio at March 31, 2002.

     Mortgage Banking. We originate both fixed and variable rate, long-term residential mortgage loans and sell a majority of them in the secondary market. Our general policy, which is subject to review by management as a result of changing market and economic conditions and other factors, is to retain a portion of fixed rate balloon maturity mortgage loans in our loan portfolio and to sell the majority of long-term, fixed rate and variable rate loans in the secondary market. Generally, the loans sold into the secondary mortgage market make funds available for reuse in mortgage or other lending activities. We also broker real estate mortgage loans in the secondary market. We do not retain servicing rights with respect to any of the residential mortgage loans that we broker or sell. During 2001, we originated $34.6 million of residential mortgage loans, of which $17.8 million were retained, $12.6 million were sold in the secondary market, and $4.2 million were held for sale on December 31, 2001. We also brokered $26.9 million of residential mortgage loans during 2001.

     The following table reflects residential real estate mortgage loans originated, sold and retained or brokered for the periods indicated.

                                                 FOR THE THREE
                                                  MONTHS ENDED
                                                   MARCH 31,        FOR THE YEAR ENDED DECEMBER 31,
                                                ----------------   ---------------------------------
                                                 2002      2001      2001        2000        1999
                                                -------   ------   ---------   ---------   ---------
                                                               (DOLLARS IN THOUSANDS)
Real estate mortgage loans held for sale at
  beginning of period.........................  $ 4,293   $   --    $    --     $    --     $    --
Real estate mortgage loans originated for
  sale........................................    8,689       --     16,850          --          --
Real estate mortgage loan sales...............   10,094       --     12,557          --          --
                                                -------   ------    -------     -------     -------
Real estate mortgage loans held for sale at
  end of period...............................  $ 2,888   $   --    $ 4,293     $    --     $    --
                                                =======   ======    =======     =======     =======
Real estate mortgage loans originated and
  retained....................................  $ 7,095   $2,332    $17,791     $ 5,029     $ 6,286
Real estate mortgage loans brokered...........    6,196    6,429     26,868      34,335      20,109

     Personal Loans and Lines of Credit. We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. The majority of our personal loans are home equity loans and secured by a second lien on real estate. We retain all of such loans.

     Investment Management and Trust Services. Our investment management and trust services department offers a range of personal trust services to customers in our market area. Our trust services include estate planning and money management. We believe offering a range of trust products and services is an excellent way to leverage our customer relationships, which should allow for continued growth in investment management and trust department revenues. Our trust personnel are experienced and provide personalized customer service. We believe these factors have contributed to our growth from no trust assets under management in October 1999 to approximately $231 million of trust assets under management at March 31, 2002. At March 31, 2002, approximately 60% of our assets under management were invested in equities and 40% were invested in fixed income products.

     The following table reflects assets under management and revenue of our investment management and trust services department for the periods indicated.

                                           FOR THE THREE MONTHS
                                              ENDED MARCH 31,      FOR THE YEAR ENDED DECEMBER 31,
                                           ---------------------   --------------------------------
                                             2002        2001        2001        2000      1999(1)
                                           ---------   ---------   ---------   ---------   --------
                                                            (DOLLARS IN THOUSANDS)
Assets under management..................  $231,281    $142,058    $223,710    $141,926    $33,092
Number of accounts.......................       289         181         268         161         44
Average account size.....................  $    800    $    785    $    835    $    882    $   752
Trust revenue............................  $    262    $    174    $    798    $    424    $    25

---------------

(1) We began trust operations in October of 1999.

     Deposit Generation. We generate deposits primarily through offering a broad array of deposit products to individuals, businesses, associations, financial institutions and government entities in and around Allen County. We generally seek a comprehensive banking relationship from our lending customers, which has contributed to our internal deposit growth. This often includes encouraging new customers to consider both business and personal checking accounts and other deposit services. Our deposit services include checking, savings, and money market accounts, certificates of deposit, direct deposit services, and telephone and internet banking. We also offer a courier service for the deposit convenience of our business customers as well as wholesale lockbox and other business deposit services. At March 31, 2002, approximately 8.1% of our deposits were out-of-market deposits.

     Deposits at March 31, 2002 and 2001 and at December 31, 2001, 2000 and 1999 are summarized as follows (dollars in thousands):

                                     AS OF MARCH 31,                              AS OF DECEMBER 31,
                           -----------------------------------   -----------------------------------------------------
                                 2002               2001               2001               2000              1999
                           ----------------   ----------------   ----------------   ----------------   ---------------
                           BALANCE      %     BALANCE      %     BALANCE      %     BALANCE      %     BALANCE     %
                           --------   -----   --------   -----   --------   -----   --------   -----   -------   -----
Noninterest-bearing
  demand.................  $ 34,519    12.6%  $ 26,077    12.8%  $ 28,383    11.1%  $ 25,372    13.5%  $10,689    13.1%
Interest-bearing
  checking...............    12,676     4.6      6,330     3.1     14,909     5.8     10,792     5.7     7,425     9.1
Money market.............   103,876    37.9     95,639     7.1    112,580    44.0     81,432    43.3    47,197    57.7
Savings..................     6,074     2.2      2,519     1.2      4,521     1.8      2,392     1.3     1,550     1.9
Time, under $100,000.....    38,807    14.1     21,515     0.6     30,076    11.7     14,372     7.6     4,044     5.0
Time, $100,000 and
  over...................    78,374    28.6     51,191    25.2     65,684    25.6     53,936    28.6    10,828    13.2
                           --------   -----   --------   -----   --------   -----   --------   -----   -------   -----
  Total deposits.........  $274,326   100.0%  $203,271   100.0%  $256,153   100.0%  $188,296   100.0%  $81,733   100.0%
                           ========   =====   ========   =====   ========   =====   ========   =====   =======   =====

LENDING PRACTICES

     We make loans to individuals and businesses located within our market area. The Bank's loan portfolio at March 31, 2002 consisted of commercial loans (80%), residential mortgage loans (8%) and personal loans (12%). The Bank's legal lending limit under applicable federal banking regulations is approximately $4.5 million, based on the legal lending limit of 15% of total capital and the allowance for loan losses.

     Commercial Loans. Commercial loans are made primarily to small- and medium-sized businesses within our market area. These loans may be secured or unsecured and are made available for general operating purposes, acquisition of fixed assets including real estate, equipment and machinery, as well as any other purposes considered appropriate by management. We generally look to a borrower's business operations as the principal source of repayment, but also receive, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guarantees. Approximately 21% of our commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. In addition, commercial loans that are not mortgage loans are typically secured by a lien on equipment, inventory and/or other assets of the commercial borrower.

     Commercial real estate lending involves more risk than residential lending because loan balances are greater and repayment is dependent upon the borrower's operations. We endeavor to reduce the risk associated with these transactions by generally limiting our exposure to owner-operated properties of customers with an established profitable history. In many cases, we may further reduce this risk by (i) limiting the amount of credit to any one borrower to an amount less than the Bank's legal lending limit and (ii) avoiding certain types of commercial real estate financing.

     Residential Mortgage Loans. We originate residential mortgage loans which are generally long-term, with either fixed or variable interest rates. Our general policy, which is subject to review by management as a result of changing market and economic conditions and other factors, is to retain a portion of fixed rate balloon maturity mortgage loans in our loan portfolio and to broker the majority of long-term, fixed rate and variable rate loans in the secondary market. We also offer home equity loans. Residential real estate loans are secured by a first lien on the real estate. We do not retain servicing rights with respect to any of the residential mortgage loans that we broker.

     Personal Loans and Lines of Credit. We makes personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. The majority of our personal loans are home equity loans secured by a second lien on real estate. We retain all of such loans.

     Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and, except for home equity lines of credit, usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower's continuing financial stability and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We have a policy of careful loan underwriting, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income. These loans are generally repaid on a monthly repayment schedule with the payment amount tied to the borrower's periodic income. We believe that the generally higher yields earned on consumer loans will help compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base.

     Loan Policies. Although we take a progressive and competitive approach to lending, we stress high quality in our loans. Because of the Bank's local nature, management believes that quality control is achieved while still providing prompt and personal service. The Bank is subject to written loan policies that contain general lending guidelines and are subject to periodic review and revision by the Bank's Loan and Investment Committee and its board of directors. These policies concern loan administration, documentation, approval and reporting requirements for various types of loans.

     Our loan policies include procedures for oversight and monitoring of our lending practices and loan portfolio. We seek to make sound loans, while recognizing that lending money involves a degree of business risk. Our loan policies are designed to assist in managing the business risk involved in making loans. These policies provide a general framework for our loan operations, while recognizing that not all loan activities and procedures can be anticipated. Our loan policies instruct lending personnel to use care and prudent decision making and to seek the guidance of the Chief Lending Officer or the President and Chief Executive Officer of the Bank, where appropriate.

     Our loan policies provide guidelines for loan-to-value ratios that limit the size of certain types of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Regulatory and supervisory loan-to-value limits are established by the Federal Deposit Insurance Corporation Improvement Act of 1991. The Bank's internal loan-to-value limitations follow those limits and, in certain cases, are more restrictive than those required by the regulators.

     Our loan policies also establish an "in-house" limit on the aggregate amount of loans to any one borrower. This limit is a guideline that currently does not exceed $3.5 million. This internal limit is subject to review and revision by our board of directors from time to time.

     In addition, our loan policies provide guidelines for (i) personal guarantees, (ii) loans to employees, executive officers and directors, (iii) problem loan identification, (iv) maintenance of an allowance for loan losses, and (v) other matters relating to our lending practices.

     Loan Review Policies. To ensure that lending practices adhere to loan policies and guidelines, the Bank established a Loan Review department independent of its line lending groups. The primary activities of the loan review department include (i) conducting reviews of specific loans, (ii) assessing the adequacy of loan ratings assigned by lending personnel, (iii) monitoring portfolio concentrations and (iv) monitoring loans subject to Regulation O. To complete these activities, the Bank employs several management tools, primarily a loan grading system, a loan review memorandum and a formalized watch list.

DEPOSITS AND OTHER SERVICES

     Deposits. We offer a broad range of deposit services, including checking, savings, and money market accounts, certificates of deposit and direct deposit services. Transaction accounts and certificates of deposit are tailored to our primary market area at rates competitive with those offered in Allen County. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. We solicit deposit accounts from individuals, businesses, associations, financial institutions and government entities in and around Allen County, as well as certificates of deposit accounts nationally through a rate posting system.

     Other Services. We offer a courier service for the deposit convenience of our business customers. During 1999, we began offering investment management and trust services to our customers. We have contracted with a third party vendor to provide telephone banking, which became operational during 2000. In addition, during early 2001, we also began providing computer banking through the Internet. We have established relationships with correspondent banks and other independent financial institutions to provide other services requested by its customers, including loan participations, where the requested loan amounts exceed our policies or legal lending limits.

INVESTMENTS

     Our principal investment is our ownership of all of the common stock of the Bank. Funds retained by us from time to time may be invested in various debt instruments, including but not limited to obligations guaranteed by the United States, general obligations of a state or political subdivision thereof, bankers' acceptance of deposit of United States commercial banks, or commercial paper of United States issuers rated in the highest category by a nationally recognized statistical rating organization. Although we are permitted to make limited portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities (which may include real estate-related activities such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate, and owning or operating real estate used substantially by the Bank or acquired for future use), we have no present plans to make any such equity investments.

     The Bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, the Bank is prohibited from investing in equity securities. Real estate acquired by the Bank in satisfaction of, or foreclosure upon, loans may be held by the Bank for no longer than 10 years after the date of acquisition without the written consent of the Indiana Department of Financial Institutions. The Bank is also permitted to invest an aggregate amount not in excess of 50% of the "sound capital" of the Bank in such real estate and buildings as are necessary for the convenient transaction of its business. The Bank's board of directors may alter the Bank's investment policy without shareholder approval.

FUNDING SOURCES

     We funded the Bank's operations in 1999 with proceeds of our IPO. During 2000 and 2001, we contributed $4.0 million and $6.8 million, respectively, to the Bank as capital to support balance sheet growth. On an ongoing basis, the Bank funds its operations primarily with local deposits. Secondarily, the Bank also uses alternative funding sources as needed, including advances from the Federal Home Loan Bank, out-of-market deposits and other forms of wholesale financing. These alternative funding sources may be more costly than local deposits.

EFFECT OF GOVERNMENT MONETARY POLICIES

     Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, its agencies and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation and avoid a recession. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary fiscal authorities including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

REGULATION AND SUPERVISION

     General. Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance, and that of the Bank, can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include but are not limited to the Federal Reserve Board, the FDIC, the Indiana Department of Financial Institutions, the Internal Revenue Service and the state taxing authorities. The effect of such statutes, regulations and policies can be significant and cannot be predicted with any high degree of certainty. Federal and state laws and regulations generally applicable to us and the Bank regulate among other things:

     - the scope of permitted businesses;

     - investments;

     - reserves against deposits;

     - capital levels relative to operations;

     - lending activities and practices;

     - the nature and amount of collateral for loans;

     - the establishment of branches;

     - mergers and consolidations; and

     - dividends.

     The system of supervision and regulation applicable to us and the Bank establishes a comprehensive framework for our respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Bank and the public, rather than our shareholders. Any change in government regulation may have a material adverse effect on our business.

     The Company. As a bank holding company, we are subject to regulation by the Federal Reserve Board under the Federal Bank Holding Company Act of 1956, as amended, or BHCA. Under the BHCA, we are subject to examination by the Federal Reserve Board and are required to file reports of our operations and such additional information as the Federal Reserve Board may require. Under Federal Reserve Board policy, we are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where we might not do so absent such policy.

     Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged solely in one or more activities which the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be incidental to these operations. Under current Federal Reserve Board regulations, such permissible non-bank activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. As a result of recent amendments to the BHCA, many of these acquisitions may be effected by bank holding companies that satisfy certain statutory criteria concerning management, capitalization, and regulatory compliance, if written notice is given to the Federal Reserve within 10 business days after the transaction. In other cases, prior written notice to the Federal Reserve Board will be required.

     The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish banks or non-bank businesses. See "Management's Discussion and Analysis or Plan of Operation -- Capital Sources."

     The Gramm-Leach-Bliley Act, or Gramm-Leach, was signed into law on November 12, 1999 and authorizes bank holding companies that meet specified conditions to elect to become "financial holding companies" and thereby engage in a broader array of financial activities than previously permitted. Such activities include selling and underwriting insurance (including annuities), underwriting and dealing in securities, and merchant banking. Gramm-Leach also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. In February 2001, the Federal Reserve Bank of Chicago approved our election to become a financial holding company; however, we have no current plans to pursue expanded activities under Gramm-Leach.

     Gramm-Leach contains provisions intended to safeguard consumer financial information in the hands of financial service providers by, among other things, requiring these entities to disclose their privacy policies to their customers and allowing customers to "opt out" of having their financial service providers disclose their confidential financial information to non-affiliated third parties, subject to certain exceptions. Final regulations implementing the new financial privacy regulations became effective during 2001. Similar to most other consumer-oriented laws, the regulations contain some specific prohibitions and require timely disclosure of certain information. We believe we are in compliance with these new requirements.

     The Bank. The Bank is an Indiana banking corporation and a member of the Federal Reserve System. As a state-chartered, member bank, the Bank is subject to the examination, supervision, reporting and enforcement jurisdiction of the Department of Financial Institutions, as the chartering authority for Indiana banks, and the Federal Reserve Board as the primary federal bank regulatory agency for state-chartered, member banks. The Bank's deposit accounts are insured by the Bank Insurance Fund, or BIF, of the FDIC, which has supervision, reporting and enforcement jurisdiction over BIF insured banks. These agencies, and federal and state law, extensively regulate various aspects of the banking business including, among other things:

     - permissible types and amounts of loans;

     - investments and other activities;

     - capital adequacy;

     - branching;

     - interest rates on loans and on deposits;

     - the maintenance of noninterest bearing reserves on deposit; and

     - the safety and soundness of banking practices.

     Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, and regulations promulgated thereunder, establish supervisory standards applicable to the lending activities of the Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

     The Bank is subject to certain federal and state statutory and regulatory restrictions on any extension of credit to us or our subsidiaries, on investments in the stock or other securities of us or our subsidiaries, on the payment of dividends to us, and on the acceptance of the stock or other securities of us or our subsidiaries as collateral for loans to any person. Certain limitations and reporting requirements are also placed on extension of credit by the Bank to its directors and officers, to directors and officers of us and our subsidiaries, to principal shareholders of us, and to "related interests" of such directors, officers and principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of us or one of our subsidiaries or a principal shareholder of us may obtain credit from banks with which we maintain a correspondent relationship. In addition, in certain circumstances, an Indiana banking corporation may be required by order of the Indiana Department of Financial Institutions to increase the capital of the Bank or reduce the amount of its deposits.

     The federal banking agencies have published guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal bank regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

     Insurance of Deposit Accounts. Under FDICIA, as an FDIC-insured institution, the Bank is required to pay deposit insurance premiums based on the risk it poses to BIF. The FDIC also has authority to raise or lower assessment rates on insured deposits to achieve the statutorily required reserve ratios in insurance funds and to impose special additional assessments. Each depository institution is assigned to one of three capital groups: "well capitalized," "adequately capitalized" or "undercapitalized." An institution is considered well capitalized if it has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% of greater, has a leverage ratio of 5% of greater and is not subject to any order or written directive to meet and maintain a specific capital level. An "adequately capitalized" institution has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater, has a leverage ratio of 4% or greater and does not meet the definition of a well capitalized bank. An institution is considered "undercapitalized" if it does not meet the definition of "well capitalized" or "adequately capitalized." Within each capital group, institutions are assigned to one of three supervisory subgroups: "A" (institutions with few minor weaknesses), "B" (institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to the insurance funds), and "C" (institutions that pose a substantial probability of loss to the insurance funds unless effective corrective action is taken). There are nine combinations of capital groups and supervisory subgroups to which varying assessment rates may apply. A bank's assessment rate depends on the capital category and supervisory category to which it is assigned.

     Consumer and Other Laws. The Bank's business includes making a variety of types of loans to individuals. In making these loans, the Bank is subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on depository and non-depository mortgage lenders and services under the National Flood Insurance Program. In receiving deposits, the Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Bank, its directors and officers.

     Under the Community Reinvestment Act, or CRA, and the implementing regulations, the Bank has a continuing and affirmative obligation to help meet the credit needs of its local community, including low-and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of financial institutions, such as the Bank, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend. The Bank's service area is designated as all of Allen County, Indiana. The Bank's offices are located in Allen County and Huntington County. The Bank's board of directors is required to review the appropriateness of this delineation at least annually. The CRA also requires that all financial institutions publicly disclose their CRA ratings. The Bank received a "satisfactory" rating on its most recent CRA performance evaluation.

COMPETITION

     All phases of the our business are highly competitive. We compete with numerous financial institutions, including other commercial banks in Allen County, Indiana, the City of Fort Wayne, and Huntington County. The Bank, along with other commercial banks, competes with respect to its lending activities and competes in attracting demand deposits. We face competition from thrift institutions, credit unions and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, trust companies and other providers of financial services. Most of our competitors have been in business a number of years, have established customer bases, are larger and have larger lending limits than we do. We compete for loans principally through our ability to communicate effectively with our customers and understand and meet their needs. We offer personal attention, professional service, off-site ATM capability and competitive interest rates. Management believes that its personal service philosophy enhances our ability to compete favorably in attracting individuals and small-to medium-sized businesses.

PROPERTIES

     We are leasing the first and second floors of the Lincoln Tower, a landmark building located at 116 East Berry Street in downtown Fort Wayne, Indiana, for use as our headquarters and the Bank's main office. The headquarters facility consists of drive-up banking windows and approximately 33,000 square feet of usable office space. The lease had an initial term of 10 years, with one renewal option for an additional 10 years. During 2001 the original lease term was extended to 15 years with an expiration date of December 2013 and has the same renewal option as prior to the extension. We believe that this space is adequate for our current needs, with the ability for expansion as needed.

     The Bank leases a branch office location in the northwest section of Fort Wayne at 1545 W. Dupont Road. The northwest branch office occupies 2,600 square feet of space and has two drive-up lanes. The lease has an initial term of five years, expires May 2005 and has two consecutive five-year renewal options. The Bank also leases a branch office location in the southwest section of Fort Wayne at 10373 Illinois Road. The southwest branch office occupies 2,400 square feet and has two drive-up lanes. The lease has an initial term of 10 years, expires January 2011 and has two consecutive five-year renewal options.

     The Bank has purchased 1.4 acres of land in northeast Fort Wayne and has begun construction of a branch office on that site, which is scheduled to open during the second half of 2002. The land is located at 4303 Lahmeyer Road.

     The Bank also leases space in Huntington, Indiana for a mortgage loan production office. The Huntington office is located at 2855 Northpark Road in the northwest part of Huntington and occupies 1,200 square feet of space. The lease had an initial term of three years with an expiration date in February 2002, and we are currently on a month-to-month basis. We believe that we could find suitable substitute facilities within thirty (30) days.

EMPLOYEES

     As of March 31, 2002, we had 81 employees, including 70 full-time employees. None of our employees are covered by a collective bargaining agreement. Management believes that its relationship with our employees is good.

LEGAL PROCEEDINGS

     The Bank may be involved from time to time in various routine legal proceedings incidental to its business. Neither we nor the Bank is engaged in any legal proceeding that is expected to have a material adverse effect on our results of operations or financial position.

                                   MANAGEMENT

     The following information is furnished with respect to each of our directors and executive officers. Each of our directors is also a director of the Bank.

                                                                             HAS SERVED        YEAR WHEN
                                                                            AS A DIRECTOR      TERM AS A
NAME                                   AGE           POSITION(S)                SINCE       DIRECTOR EXPIRES
----                                   ---   ----------------------------   -------------   ----------------
Curtis A. Brown......................  47    Executive Vice President and
                                               Chief Lending Officer
Keith E. Busse.......................  59    Director                           1998              2005
Kathryn D. Callen....................  48    Director                           2001              2003
Peter T. Eshelman....................  48    Director                           1998              2005
Michael S. Gouloff...................  54    Director                           1998              2005
Craig S. Hartman.....................  47    Director                           1998              2003
Jerome F. Henry, Jr..................  51    Director                           1999              2003
Kevin J. Himmelhaver.................  46    Executive Vice President,
                                             Chief Financial Officer and
                                               Secretary
R.V. Prasad Mantravadi, M.D..........  56    Director                           1999              2004
Michael J. Mirro, M.D................  53    Director                           1998              2004
Debra A. Niezer......................  47    Director                           1998              2003
William G. Niezer....................  52    Director                           1998              2004
Maurice D. O'Daniel..................  70    Director                           1998              2003
Leonard I. Rifkin....................  71    Director                           1998              2004
Joseph D. Ruffolo....................  61    Director                           1998              2003
Donald F. Schenkel...................  60    Chairman of the Board,
                                               President, Chief Executive
                                               Officer and Director             1998              2005
Gary D. Shearer......................  38    Senior Vice President and
                                             Trust Officer of the Bank
Larry L. Smith.......................  54    Director                           1998              2004
John V. Tippmann, Sr.................  61    Director                           1999              2004
J. Richard Tomkinson.................  55    Director                           1998              2005
Irene A. Walters.....................  59    Director                           1998              2005

     The business experience of each of our directors and executive officers for at least the past five years is summarized below:

     Curtis A. Brown has been the Executive Vice President of Tower Financial since January 2001. He has also been the Chief Lending Officer of Tower Financial and Chief Operating Officer and Chief Lending Officer of the Bank since October 1998. In addition, Mr. Brown has been the President and a director of the Bank since April 1, 2002. He is a native of Fort Wayne and has over 24 years of experience in the banking industry. From 1993 until 1998, Mr. Brown managed corporate banking groups for NBD Bank, Indiana in Fort Wayne, holding the positions of First Vice President and Group Head.

     Keith E. Busse has been a director of Tower Financial since 1998. Since September 1993, Mr. Busse has served as Chief Executive Officer of Steel Dynamics, Inc., a primary steel-making company headquartered in Butler, Indiana, and formed by Mr. Busse and others in 1993. Mr. Busse is also a director of Steel Dynamics, Inc. and Qualitech Steel Corporation.

     Kathryn D. Callen has been a director of Tower Financial since 2001. Ms. Callen is currently a member of the Board of Trustees at the University of St. Francis and a former director of the Greater Fort Wayne Metropolitan YMCA, positions she has held since October 2000 and 1993, respectively. Prior to these positions, Ms. Callen served as Vice President of The Lutheran Health Foundation until 1994 and has held various other positions with The Lutheran Health Foundation since 1993. Ms. Callen is a former President of Summcorp Financial Services, Inc. and a former member of the Board of Directors of Summcorp and Summit Bank in Fort Wayne.

     Peter T. Eshelman has been a director of Tower Financial since 1998. Mr. Eshelman is President and Chief Executive Officer of American Specialty Companies, Inc., a sports and entertainment risk management company based in Roanoke, Indiana, of which he is the majority shareholder. He has held these positions since 1989.

     Michael S. Gouloff has been a director of Tower Financial since 1998. Mr. Gouloff has served as President of Schenkel Schultz Architects, a national architectural firm known for the design of educational and correctional facilities, since 1985 and has been employed by the firm since 1973.

     Craig S. Hartman has been a director of Tower Financial since 1998. Mr. Hartman has been the chairman and CEO of Fall Creek Housing since November 2001. Prior to that time, Mr. Hartman was the chairman of the board of Preferred, Inc., an industrial roofing and painting company which he founded in 1973 and for which he served as chief executive officer.

     Jerome F. Henry, Jr. has been a director of Tower Financial since 1999. Mr. Henry founded and is the President of Midwest Pipe & Steel, Inc., a company specializing in steel service, industrial scrap and steel brokerage. Mr. Henry has held this position since 1975. Mr. Henry is also President of Paragon Tube Corporation, a manufacturer of steel tubing, and Paragon Steel Trading, Inc., a distributor of steel coils. Each company is headquartered in Fort Wayne. He has held these respective positions since 1990 and 1995.

     Kevin J. Himmelhaver has been the Executive Vice President of Tower Financial and the Bank since January, 2001 and the Chief Financial Officer and Secretary of Tower Financial and the Bank since October 1998 and November 1998, respectively. In addition, Mr. Himmelhaver has been a director of the Bank since April 1, 2002. Mr. Himmelhaver has over 22 years of banking experience in the Fort Wayne area. From 1993 to 1998, Mr. Himmelhaver served as Senior Vice President and Chief Financial Officer and as a director of Norwest Bank Indiana, N.A., and Norwest Bank Ohio, N.A.

     R. V. Prasad Mantravadi, M.D. has been a director of Tower Financial since 1999. Dr. Mantravadi has been a partner with Radiation Oncology Associates P.C. since 1983. Radiation Oncology is a physicians' group providing health services to the entire Northeast Indiana Region.

     Michael J. Mirro, M.D. has been a director of Tower Financial since 1998. Dr. Mirro has been a partner of Fort Wayne Cardiology since 1982. In 1998 Fort Wayne Cardiology merged with a multi-specialty internal medicine group to form Indiana Medical Associates, LLC. Indiana Medical Associates, LLC is a group of 46 physicians providing health services to the entire Northeast Indiana Region.

     Debra A. Niezer has been a director of Tower Financial since 1998. Ms. Niezer has been the Chief Operating Officer and Treasurer of AALCO Distributing Company, a beer distributor in Fort Wayne, since January 2002. Prior to that time, beginning in April 1995, Ms. Niezer was Vice President and Assistant Treasurer of AALCO. From January 1989 to March 1995, Ms. Niezer served as Vice President and Employee Benefits Officer for NBD Bank, Indiana in Fort Wayne.

     William G. Niezer has been a director of Tower Financial since 1998. Mr. Niezer has been Chief Executive Officer of Acordia of Indiana LLC, an insurance broker, a position he has held since September 1997. Mr. Niezer previously served as President and Chief Executive Officer of Acordia of Northeast Indiana, Inc., from February 1995 to September 1997.

     Maurice D. O'Daniel has been a director of Tower Financial since 1998. Mr. O'Daniel has been Chairman of O'Daniel Automotive, Inc., an automobile dealership with four locations in the Fort Wayne area, since November 1999. Prior to that time, Mr. O'Daniel was the Chairman and Chief Executive Officer of O'Daniel Automotive, a position he has held since July 1979.

     Leonard I. Rifkin has been a director of Tower Financial since 1998. Mr. Rifkin served as Chief Executive Officer and President of OmniSource, Inc., from 1970 until 1996, when he was appointed Chairman and Chief Executive Officer, positions he currently holds. OmniSource is a scrap metal processing, trading and brokerage company that specializes in scrap management programs throughout the United States and Canada. Mr. Rifkin is also a director of Steel Dynamics, Inc. and Qualitech Steel Corporation.

     Joseph D. Ruffolo has been a director of Tower Financial since 1998. Since 1993, Mr. Ruffolo has been a member of Ruffolo Richard LLC, a business investment firm located in Fort Wayne. Ruffolo Richard LLC specializes in management buy-outs, capital sourcing and acquisitions. Mr. Ruffolo is also a director of Steel Dynamics, Inc.

     Donald F. Schenkel is the President and Chief Executive Officer of Tower Financial, Chief Executive Officer of the Bank and a director of Tower Financial and the Bank, positions he has held since July 1998, and was elected the Chairman of the Board of Tower Financial and the Bank in October 1998. Mr. Schenkel also served as President of the Bank from October 1998 through March 2002. Mr. Schenkel is a native of Fort Wayne and has over 32 years of experience in the banking industry. Prior to joining Tower Financial, he served as First Vice President of NBD Bank, Indiana. From 1993 to 1998, he served as Division Head of Retail Banking and Private Banking & Investments for NBD Bank, Indiana.

     Gary D. Shearer has been the Senior Vice President and Trust Officer of the Bank since January, 2001 and Vice President and Trust Officer of the Bank since August, 1999. Mr. Shearer has over 17 years of banking and trust experience. From 1994 to 1999, Mr. Shearer served as Vice President and Investment Officer at Fort Wayne National Bank and Vice President and Regional Trust Manager at National City Bank of Indiana.

     Larry L. Smith has been a director of Tower Financial since 1998. Mr. Smith has served since March 1993 as President and Chief Executive Officer of QCOnics, Inc., an automotive supplier based in Angola, Indiana.

     John V. Tippmann, Sr. has been a director of Tower Financial since 1999. Mr. Tippmann is Chairman of the Tippmann Group, a position he has held since 1985. The Tippmann Group, through its three subsidiaries, operates frozen/refrigerated distribution warehouses, specializes in the design and construction of frozen food process and cold storage facilities, and manages many buildings throughout the Midwest.

     J. Richard Tomkinson has been a director of Tower Financial since 1998. Mr. Tomkinson is the owner and serves as President of Tomkinson Automotive Group. He has served in this position since 1979. Tomkinson Automotive Group operates two Fort Wayne area automobile dealerships. Mr. Tomkinson also co-owns and is President of Lincoln Graphics, Inc., a Fort Wayne graphics design and reproduction company serving architects and construction companies in Northeast Indiana. In addition, he is co-owner and Vice President of Gallatin Highlands Corporation, a Big Sky, Montana real estate development company.

     Irene A. Walters has been a director of Tower Financial since 1998. Ms. Walters is the Director of University Relations and Communications at Indiana University-Purdue University Fort Wayne. Ms. Walters has held this position since 1995. Prior to that time, from 1990 to 1995, Ms. Walters was the Executive Director of the Fort Wayne Bicentennial Celebration Council.

     Mr. Rifkin is the first cousin of Ms. Walters' spouse. Ms. Niezer is the sister-in-law of Mr. Niezer. There are no other family relationships among our directors and executive officers.

BOARD OF DIRECTORS COMMITTEES

     We have a standing Audit Committee, Compensation Committee, Executive Committee, Loan and Investment Committee, Trust Committee and Nominating Committee of our board of directors.

     Audit Committee. The current members of the Audit Committee are Kathryn D. Callen, Peter T. Eshelman, Jerome F. Henry, Jr.; R.V. Prasad Mantravadi, M.D., Michael J. Mirro, M.D., and William G. Niezer. Our board of directors and the Audit Committee believe that the Audit Committee's current member composition satisfies the rule of the National Association of Securities Dealers, Inc. ("NASD") that governs audit committee composition, including the requirements that audit committee members all be "independent directors" as that term is defined by NASD Rule 4200(14). The Audit Committee meets with management and our outside accountants to determine adequacy of internal controls, to review interim and annual financial statements and to address other financial matters. Our board of directors has adopted a written charter for the Audit Committee.

     Compensation Committee. The current members of the Compensation Committee are Michael S. Gouloff, Craig S. Hartman, and Joseph D. Ruffolo. The Compensation Committee's responsibilities include considering and recommending to our board of directors any changes in compensation and benefits for our officers. The Compensation Committee also administers the 1998 Stock Option and Incentive Plan and the 2001 Stock Option and Incentive Plan.

     Executive Committee. The current members of the Executive Committee are Keith E. Busse, Kathryn D. Callen, Craig S. Hartman, Joseph D. Ruffolo, Donald
F. Schenkel, and John V. Tippmann, Sr. The Executive Committee's responsibilities include considering and recommending to our board of directors issues concerning strategic planning and direction, business line expansion and any other major issues.

     Loan and Investment Committee. The current members of the Loan and Investment Committee are Michael S. Gouloff, Debra A. Niezer, Maurice D. O'Daniel, Joseph D. Ruffolo, Larry L. Smith and Irene A. Walters. The Loan and Investment Committee's responsibilities include the oversight of the Bank's Loan, Investment and Asset Liability Committee's operating policies. The committee reviews Reg O credits, credits that exceed in-house limits and loan review procedures. The committee also reviews investment activity and our liquidity and rate sensitivity positions.

     Trust Committee. The current members of the Trust Committee are Debra A. Niezer, Leonard I. Rifkin, Larry L. Smith, J. Richard Tomkinson, and John V. Tippmann, Sr. The Trust Committee has the responsibility to oversee the trust operating policies and the activities of trust services including investment fund strategies and fee schedules.

     Nominating Committee. The current members of the Nominating Committee are Craig S. Hartman, Maurice D. O'Daniel, Donald F. Schenkel and Irene A. Walters. The Nominating Committee's responsibilities include making recommendations concerning the organization, size and composition of our board of directors and its standing committees and proposing nominees for election to our board of directors and its standing committees. In considering persons to nominate for election as directors, the Nominating Committee will entertain recommendations from shareholders that are submitted to us in writing in accordance with the procedures set forth in our by-laws.

COMPENSATION OF DIRECTORS

     No compensation was paid to any of our or the Bank's directors for his or her services during 2001. However, we have determined that reasonable fees or compensation should be paid to our non-employee directors. Therefore, effective January 1, 2002, we began paying each of our non-employee directors an annual retainer of $2,400 and an attendance fee of $100 per each board meeting and committee meeting. We believe that these compensation levels are consistent with the compensation paid to directors of other financial holding companies and banks of similar size.

     On January 1, 2002, our board of directors adopted the Tower Financial Corporation Deferred Compensation Plan for Non-Employee Directors (the "Directors Deferred Plan"). The Directors Deferred Plan allows each non-employee director to defer payment of director fee and attendance fee compensation earned during each quarter. A director must make an election whether to participate in the Directors Deferred Plan or may elect not to participate. Our board of directors administers the Directors Deferred

Plan. Deferred balances in the plan will accrue interest initially at 4%, subject to change from time to time by the Compensation Committee. The Directors Deferred Plan allows for payments of deferred compensation upon the earlier of 10 years from the time a director becomes a participant in the plan or retirement from the board, in a lump sum amount or a maximum of four installment payments.

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation paid or accrued for the years ended December 31, 2001, 2000 and 1999, to our chief executive officer and each of our and the Bank's three other most highly compensated executive officers (the "Named Executive Officers"), based on salaries and bonuses earned during 2001. No other of our executive officers or of the Bank earned more than $100,000 in annual compensation during 2001.

                                                                       LONG TERM
                                                                      COMPENSATION
                                                                      ------------
                                                ANNUAL COMPENSATION    SECURITIES
                                                -------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION              YEAR    SALARY     BONUS      OPTIONS(1)    COMPENSATION
---------------------------              ----   --------   --------   ------------   ------------
Donald F. Schenkel.....................  2001   $189,096   $110,396          --        $ 4,981(2)
  Chairman of the Board, President, and  2000    149,350     89,610          --          1,792(3)
  Chief Executive Officer                1999    145,000     50,000      50,613         52,542(4)
Curtis A. Brown........................  2001    133,244     57,915          --          3,170(5)
  Executive Vice President and Chief     2000    117,521     59,225          --             --
  Lending Officer                        1999    115,000     27,500      20,000         35,000(6)
Kevin J. Himmelhaver...................  2001    116,986     50,622          --          3,509(5)
  Executive Vice President, Chief        2000    107,302     54,075          --             --
  Financial Officer and Secretary        1999    105,000     27,500      20,000         20,000(7)
Gary D. Shearer........................  2001     95,000     31,920       2,500          2,843(5)
  Senior Vice President and Trust        2000     90,000     27,000          --             --
  Officer of the Bank                    1999     33,923         --      10,000         20,000(8)

---------------

(1) Options to acquire shares of common stock. We have never granted SARs or restricted stock awards.

(2) Includes $1,792 in life insurance premiums and company contribution under the 401(k) Plan of $3,189.

(3) Includes life insurance premiums.

(4) Includes $50,750 incentive bonus paid upon the commencement of business of the Bank and $1,792 in life insurance premiums.

(5) Represents company contribution under the 401(k) Plan.

(6) Represents incentive bonus paid to Mr. Brown upon the commencement of business of the Bank.

(7) Represents signing bonus paid to Mr. Himmelhaver pursuant to his employment agreement for accrued benefits forfeited by him upon leaving his previous employer.

(8) Represents bonus paid to Mr. Shearer upon commencement of his employment with the Bank.

EMPLOYMENT AGREEMENTS

     Effective January 1, 2002, we entered into an employment agreement with Mr. Schenkel. The term of Mr. Schenkel's employment agreement is five years and is effective through December 31, 2006. The employment agreement addresses terms and conditions of employment, including rate of base pay, incentive compensation opportunities, participation in employee benefit plans and perquisites for Mr. Schenkel. The employment agreement provides that we will have the right at any time to terminate Mr. Schenkel's employment and that Mr. Schenkel will have the right to terminate his employment with us. In the event of termination by Mr. Schenkel for good reason or by us without cause (as those terms are defined in the employment agreement), we will provide Mr. Schenkel with a lump sum equal to his base salary for the longer of the remaining term of the agreement or two years. In the event of a change of control, Mr. Schenkel will receive a minimum of 2.99 times base salary which may be increased from time to time by our board of directors.

     Mr. Schenkel's agreement prohibits him from competing with us during the period of his employment and for a minimum of two years thereafter. Mr. Schenkel's agreement also provides for a consulting period of five years beginning January 1, 2007 to provide for a smooth transition of management duties upon expiration of Mr. Schenkel's agreement. Either party may terminate such consulting relationship without further payment. Upon termination without cause of this consulting relationship by us, Mr. Schenkel's SERP benefit commences (see "Deferred Compensation").

     We have entered into employment agreements effective April 25, 2002, with Messrs. Brown and Himmelhaver, each for an initial term of three years with automatic three-year renewals. Each agreement addresses terms and conditions of employment, including rate of base pay, incentive compensation opportunities, participation in employee benefit plans and perquisites. Each agreement provides that we will have the right at any time to terminate the executive and that the executive will have the right to terminate his employment with us. In the event of termination by the executive for good cause or by us without cause (as those terms are defined in the agreements), we will pay the executive a lump sum equal to the greater of two times his base salary at the then-effective rate being paid to the executive or the remaining term of the agreement times his base salary at the then-effective rate. The agreements prohibit the executives from competing with us during the periods of their employment and for a minimum of two years thereafter. In the event of a change in control, if we terminate the executive's employment without cause or the executive terminates with good cause, the executive will receive a minimum of 2.99 times base salary and an average bonus payment calculated as 2.99 times the three-year average of the executive's bonuses awarded under our incentive plans for the last three completed calendar years prior to termination.

     We have also entered into an employment agreement effective April 25, 2002 with Mr. Shearer for a term of two years with automatic two-year renewals. Mr. Shearer's agreement addresses terms and conditions of employment, including rate of base pay, incentive compensation opportunities, participation in employee benefit plans and perquisites. His agreement provides that we will have the right at any time to terminate him and that Mr. Shearer will have the right to terminate his employment with us. In the event of termination by Mr. Shearer for good cause or by us without cause (as those terms are defined in the agreement), we will pay Mr. Shearer a lump sum equal to two years' base salary at the then-effective rate being paid to him. Mr. Shearer's agreement prohibits him from competing with us during the period of his employment and for a period of two year(s) thereafter. In the event of a change in control, if we terminate Mr. Shearer's employment without cause or he terminates with good cause, he will receive two year(s) base salary and an average bonus payment calculated as two times the three-year average of his bonuses awarded under our incentive plans for the last three completed calendar years prior to termination.

DEFERRED COMPENSATION

     Certain highly compensated employees, as defined in the Internal Revenue Code, are eligible to participate in an unfunded non-qualified deferred compensation plan (the "Deferred Compensation Plan"), effective January 1, 2002. An employer contribution may be made on behalf of each of the participants, in the sole discretion of the Compensation Committee, not to exceed 20% of bonuses otherwise payable under our bonus program. The Deferred Compensation Plan also allows for employee deferrals, but this feature has not been effectuated. Employer contributions are subject to a rolling four-year cliff vesting schedule.

     The declared interest rate on deferred amounts is 4%, compounded quarterly. Distributions are made upon termination of employment. Messrs. Brown, Himmelhaver, Shearer and two other Bank officers are participants under the Deferred Compensation Plan.

     Effective January 1, 2002, we also established the Tower Financial Corporation Supplemental Executive Retirement Plan (the "SERP") which provides benefits payable out of its general assets to certain participants. The benefits under the SERP are equal to 25%, plus 2% per year of service (maximum 35%) times the executive's final base salary, minus their social security benefits. The maximum annual benefit is $100,000. The SERP provides a single-life benefit at age 70, with the normal retirement age under the SERP. Mr. Schenkel is the only participant under the SERP. The estimated present value of the accrued benefit, under the SERP, payable to Mr. Schenkel in monthly installments for life upon retirement at normal retirement age is approximately $625,800. If Mr. Schenkel is terminated upon a change in control, he will receive a lump sum distribution at the present value of his accrued benefit.

STOCK OPTIONS

     On December 14, 1998, our board of directors and our then sole shareholder adopted the 1998 Stock Option and Incentive Plan (the "1998 Stock Option Plan"). Under the 1998 Stock Option Plan, we may award qualified and non-qualified stock options and performance shares to employees and directors of us and the Bank. The aggregate number of shares of common stock that may be awarded under the 1998 Stock Option Plan is 310,000, subject to adjustment in certain events. No individual participant may receive awards for more than 75,000 shares in any calendar year. As of May 10, 2002, options to purchase 309,000 shares of common stock were outstanding under the 1998 Stock Option Plan.

     On April 17, 2001, our board of directors and shareholders adopted the 2001 Stock Option and Incentive Plan (the "2001 Stock Option Plan" and together with the 1998 Stock Option Plan, the "Stock Option Plans"). Under the 2001 Stock Option Plan, we may award qualified and non-qualified stock options and performance shares to employees and directors of us and the Bank. The aggregate number of shares of common stock that may be awarded under the 2001 Stock Option Plan is 125,000, subject to adjustment in certain events. No individual participant may receive awards for more than 75,000 shares in any calendar year. As of May 10, 2002, options to purchase 68,400 shares of common stock were outstanding under the 2001 Stock Option Plan.

     The Stock Option Plans are administered by the Compensation Committee. Subject to the terms of each plan, the Compensation Committee has the sole discretion and authority to select those persons to whom awards will be made, to designate the number of shares to be covered by each award, to establish vesting schedules, to specify all other terms of the awards (subject to certain restrictions) and to interpret the Stock Option Plans.

     With respect to stock options under the Stock Option Plans that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, the option price must be at least 100% (or, in the case of a holder of more than 10% of the common stock, 110%) of the fair market value of a share of common stock on the date of the grant of the stock option. The Compensation Committee will establish, at the time the options are granted, the exercise price of options that do not qualify as incentive stock options ("non-qualified stock options"), which may not be less than 100% of the fair market value of a share of common stock on the date of grant. No incentive stock option granted under the Stock Option Plans may be exercised more than 10 years (or, in the case of a holder of more than 10% of the common stock, five years) from the date of grant or such shorter period as the Compensation Committee may determine at the time of the grant, which period may not be more than 10 years from the date of grant. Under each Stock Option Plan, the Compensation Committee may also make awards of performance shares, in which case the grantee would be awarded shares of common stock, subject to our satisfaction of performance goals determined by the Compensation Committee.

     The following table provides information with respect to options granted by us under the Stock Option Plans during the year ended December 31, 2001 to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                NUMBER OF        % OF TOTAL
                                               SECURITIES      OPTIONS GRANTED    EXERCISE
                                               UNDERLYING      TO EMPLOYEES IN       OR       EXPIRATION
NAME                                         OPTIONS GRANTED     FISCAL YEAR     BASE PRICE      DATE
----                                         ---------------   ---------------   ----------   ----------
Donald F. Schenkel.........................           0              n/a              n/a         n/a
Curtis A. Brown............................           0              n/a              n/a         n/a
Kevin J. Himmelhaver.......................           0              n/a              n/a         n/a
Gary D. Shearer............................       2,500             6.80%          $10.35        2011

     The following table provides information on the exercise of stock options during the year ended December 31, 2001 by the Named Executive Officers and the value of unexercised options at December 31, 2001:

              AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                              NUMBER OF
                                                        SECURITIES UNDERLYING                VALUE OF
                                                             UNEXERCISED             UNEXERCISED IN-THE-MONEY
                               SHARES                    OPTIONS AT 12/31/01            OPTIONS AT 12/31/01
                             ACQUIRED ON    VALUE     --------------------------   -----------------------------
NAME                          EXERCISE     REALIZED   EXERCISABLE /UNEXERCISABLE   EXERCISABLE /UNEXERCISABLE(1)
----                         -----------   --------   ----------- --------------   ----------- -----------------
Donald F. Schenkel.........       0           $0        28,929        20,000       $55,254.39     $38,200.00
Curtis A. Brown............       0            0        10,000        10,000        19,100.00      19,100.00
Kevin J. Himmelhaver.......       0            0        10,000        10,000        19,100.00      19,100.00
Gary D. Shearer............       0            0         5,000         7,500         9,550.00      13,450.00

---------------

(1) The average of the closing bid and asked prices reported on the Nasdaq National Market System on December 31, 2001 was $11.91.

401(K) PLAN

     We established a 401(k) plan effective March 1, 1999 covering substantially all of our employees. During 1999, 2000 and 2001, the 401(k) plan allowed employees to contribute up to 15% of their compensation. We may match a portion of the employees' contributions and provide investment choices for the employees, including investment in our common stock. We made no contribution to the plan during 1999 or 2000. In 2001, we made a matching contribution to the plan equal to 50% of a participant's contribution up to a maximum of 6% of such participant's compensation. Matching contributions are vested equally over a six-year period. Our matching contributions to the 401(k) plan are approved annually by management and by our board of directors.

                           RELATED PARTY TRANSACTIONS

     Related party transactions are subject to the review and approval of our Audit Committee, which is composed exclusively of outside directors.

BANKING TRANSACTIONS

     Our directors and officers and the companies with which they are associated have banking and other transactions with us in the ordinary course of business. Any loans and commitments to lend to such affiliated persons or entities are made in accordance with all applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties of similar creditworthiness and may not involve more than normal risk or present other unfavorable features to us. Management believes that all transactions between us or the Bank on one hand, and any officer, director, principal shareholder, or other affiliate of us or the Bank on the other hand, are on terms no less favorable to us or the Bank than could be obtained on an arm's-length basis from unaffiliated third parties. As of March 31, 2002, the Bank had 33 outstanding loans to our directors and executive officers totaling $11.7 million and an aggregate amount under commitment totaling $1.9 million.

LEASE OF HEADQUARTERS BUILDING

     We lease our headquarters facility from Tippmann Properties, Inc., agent for director John V. Tippmann, Sr. The original lease was a 10-year lease which commenced on January 1, 1999, with annual rental payments of $9.75 per square foot for the first two years of the lease and fixed increases at the rate of $1.25 per square foot every two years thereafter, ending at $14.75 per square foot for the last two years of the lease. Subsequent addenda to the lease have been signed as we expanded our staff and needed additional space. These addenda contain similar lease rates and have identical expiration dates as the original lease agreement. During 2001, the original lease term was extended to 15 years with the last five years rental rate being $14.75 per square foot. The lease continues to provide for one renewal of 10 years at then prevailing market rates. Management believes that this lease is on terms no less favorable than could be obtained from unaffiliated third parties. During 2001 and 2000, we paid Tippmann Properties, Inc. $251,866 and $216,476, respectively, for rent and various building expenses.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table presents information regarding the beneficial ownership of our common stock as of May 10, 2002, by each of our directors, the Named Executive Officers, and all of our directors and executive officers as a group. To the best of our knowledge and based solely on reports filed under Section 13(d) or 13(g) of the Securities Exchange Act of 1934, no person owns more than 5% of our outstanding common stock. Unless otherwise indicated in a footnote, each individual or group possesses sole voting and investment power with respect to the shares indicated as beneficially owned.

                                                              NUMBER OF SHARES       PERCENT OF
                                                                BENEFICIALLY     CLASS BENEFICIALLY
NAME OF BENEFICIAL OWNER                                          OWNED(1)            OWNED(2)
------------------------                                      ----------------   ------------------
Curtis A. Brown.............................................       23,087(3)               *
Keith E. Busse..............................................       36,905(4)            1.45%
Kathryn D. Callen...........................................        5,000(5)               *
Peter T. Eshelman...........................................       15,952(6)               *
Michael S. Gouloff..........................................       15,952(6)               *
Craig S. Hartman............................................      118,962(7)            4.63%
Jerome F. Henry, Jr. .......................................       36,175(8)            1.42%
Kevin J. Himmelhaver........................................       21,613(9)               *
R.V. Prasad Mantravadi, M.D. ...............................        7,480                  *
Michael J. Mirro, M.D. .....................................       22,198(10)              *
Debra A. Niezer.............................................        6,181(11)              *
William G. Niezer...........................................       21,347(12)              *
Maurice D. O'Daniel.........................................       91,905(13)           3.62%
Leonard I. Rifkin...........................................       43,072(14)           1.69%
Joseph D. Ruffolo...........................................       29,552(15)           1.16%
Donald F. Schenkel..........................................       57,505(16)           2.24%
Gary D. Shearer.............................................       10,440(17)              *
Larry L. Smith..............................................        9,976(18)              *
John V. Tippmann, Sr........................................       46,775(8)            1.84%
J. Richard Tomkinson........................................       15,952(6)               *
Irene A. Walters............................................       15,952(19)              *
All directors and executive officers as a group (21
  persons)..................................................      651,981(20)          23.67%

---------------

* less than 1%

 (1) Does not include shares subject to stock options which are not exercisable within 60 days.

 (2) The percentages shown are based on the 2,530,000 shares outstanding as of May 10, 2002, for each person or group, the number of shares that the person or group has the right to acquire within 60 days of May 10, 2002 pursuant to options granted under our Stock Option Plans.

 (3) Includes 7,500 shares held by Mr. Brown's wife and children and presently exercisable stock options to purchase 15,000 shares granted by us. Also includes 587 vested shares held in our 401(k) Plan.

 (4) Includes presently exercisable stock options to purchase 11,905 shares granted by us.

 (5) Includes 3,000 shares held by Ms. Callen's children.

 (6) Includes presently exercisable stock options to purchase 5,952 shares granted by us.

 (7) Includes 200 shares owned by Mr. Hartman's wife and includes presently exercisable stock options to purchase 37,262 shares granted by us.

 (8) Includes presently exercisable stock options to purchase 11,175 shares granted by us.

 (9) Includes presently exercisable stock options to purchase 15,000 shares granted by us. Also includes 813 vested shares held in our 401(k) Plan.

(10) Includes presently exercisable stock options to purchase 9,198 shares granted by us.

(11) Includes 1,490 shares owned by Ms. Niezer's husband and children and presently exercisable stock options to purchase 1,191 shares granted by us.

(12) Includes 1,170 shares owned by Mr. Niezer's wife and children and presently exercisable stock options to purchase 5,952 shares granted by us.

(13) Includes 40,000 shares held by Mr. O'Daniel's wife and presently exercisable stock options to purchase 11,905 shares granted by us.

(14) Includes presently exercisable stock options to purchase 16,072 shares granted by us.

(15) Includes 1,100 shares owned by Mr. Ruffolo's wife and children and presently exercisable stock options to purchase 8,452 shares granted by us.

(16) Includes presently exercisable stock options to purchase 38,929 shares granted by us. Also includes 676 vested shares held in our 401(k) Plan.

(17) Includes presently exercisable stock options to purchase 5,000 shares granted by us. Also includes 743 vested shares held in our 401(k) Plan.

(18) Includes presently exercisable stock options to purchase 2,976 shares granted by us.

(19) Includes 5,000 shares owned by Ms. Walters' husband, all of which she disclaims beneficial ownership, and presently exercisable stock options to purchase 5,952 shares granted by us.

(20) Includes presently exercisable options to purchase 222,500 shares granted by us.

                          DESCRIPTION OF CAPITAL STOCK

     The following summarizes the material provisions of our capital stock, but does not purport to be complete and is subject in all respects to applicable Indiana law and to the provisions of our restated articles of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

     Our authorized capital stock consists of 6,000,000 shares of common stock and 4,000,000 shares of preferred stock. Upon completion of the offerings, and assuming no other shares are issued and the sale of the maximum number of shares offered, there will be 3,925,232 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. An additional 435,000 shares of common stock will be issuable upon exercise of options granted or available for grant under our Stock Option Plans.

COMMON STOCK

     Each holder of our common stock will be entitled to one vote per share of record on all matters to be voted upon by the shareholders. Holders will not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of common stock will entitle the holder thereof to an equal and ratable right to receive dividends when, if and as declared from time to time by our board of directors out of legally available funds. We do not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

     In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of our common stock will have no preemptive or redemption rights and will not be subject to further calls or assessments. All of the shares of common stock to be issued and sold in this offering will be, immediately upon consummation of the offering, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our authorized preferred stock is available for issuance from time to time at the discretion of our board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of our common stock.

AUTHORIZED BUT UNISSUED SHARES

     Indiana law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

CERTAIN PROVISIONS OF RESTATED ARTICLES OF INCORPORATION AND BY-LAWS

     Certain provisions of our restated articles of incorporation and by-laws may delay or make more difficult unsolicited acquisitions or changes of control of us. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of us, although such proposals, if made, might be considered desirable by a majority of our shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors. These provisions include:

     - the division of our board of directors into three classes serving "staggered" terms of office of three years;

     - the availability of authorized but unissued shares of stock for issuance from time to time at the discretion of our board of directors;

     - provisions allowing the removal of directors only for cause and only upon a 66 2/3% shareholder vote taken at a meeting called for that purpose;

     - provisions requiring the participation of 80% of the voting power of the outstanding common stock in order for the shareholders to demand the calling of a special meeting of shareholders; and

     - requirements for advance notice for raising business or making nominations at shareholders' meetings.

     - Our by-laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although our by-laws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

CERTAIN PROVISIONS OF INDIANA LAW

     The Indiana Business Corporation Law, or IBCL, applies to Tower Financial as an Indiana corporation. Under certain circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisition or changes of control of us. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

     CONTROL SHARE ACQUISITIONS. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares.

     Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges (a) one-fifth or more but less than one-third; (b) one-third or more but less than a majority; or (c) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (a) more than 10% of its shareholders resident in Indiana, (b) more than 10% of its shares owned by Indiana residents or (c) 10,000 shareholders resident in Indiana.

     The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that they do not apply. Our restated articles of incorporation and by-laws do not exclude us from the restrictions imposed by such provisions.

     CERTAIN BUSINESS COMBINATIONS. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective until

18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our restated articles of incorporation do not exclude us from the restrictions imposed by such provisions.

     DIRECTORS' DUTIES AND LIABILITY. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the directors reasonably believe to be in the best interests of Tower Financial. However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

     Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our restated articles of incorporation provide that, to the extent not inconsistent with applicable law, we shall indemnify each of our directors, officers, employees and agents against all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim in which he or she may become involved by reason of the fact that he or she is or was a director, officer, employee or agent of us or by reason of any action taken or not taken by him or her in any such capacity, if such person is wholly successful with respect to the claim or, if not wholly successful, then if such person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of us (or at least not opposed to its best interests) and, in addition, with respect to a criminal claim, is determined to have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

     FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by Tower Financial or the Bank to their respective directors or officers otherwise permitted or required under the IBCL or our restated articles of incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of Tower Financial under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A., Canton, Massachusetts.

                        SHARES ELIGIBLE FOR FUTURE SALE

     All of the 1,395,232 shares of our common stock offered to our shareholders and optionholders through the rights offering and to any investors in the limited public offering will be eligible for immediate resale in the public market without restriction, except for any of those shares that are beneficially owned at any time by our affiliates, as defined in Rule 144 of the Securities Act, which sales will be subject to the timing, volume and manner of sale limitations of Rule 144. Following the offerings, assuming no other shares are issued and the sale of the maximum number of shares offered in this prospectus, 3,925,232 shares of our common stock will be outstanding.

     In general, under Rule 144 as currently in effect, (a) a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year or (b) an affiliate who holds non-restricted shares, will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us. If two years have elapsed since the date of acquisition of restricted shares of our common stock from us or any of our affiliates and the holder is not deemed to have been an affiliate of ours for at least three months prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144 without regard to the limitations described above.

     As of May 10, 2002, we had outstanding options to purchase an aggregate of 377,400 shares of our common stock under our Stock Option Plans. There are an additional 57,600 shares of common stock available for grant of future options and performance shares thereunder. See "Management -- Stock Options." We have filed registration statements on Form S-8 to register the shares of common stock that are issuable upon the exercise of stock options outstanding or available for grant pursuant to our Stock Option Plans. Shares covered by the Forms S-8 are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates as well as to the limitations on sale and vesting described above.

     As a condition to entering into the Agency Agreement, the marketing agents have required that we, along with our directors and executive officers, agree not to offer, sell or otherwise dispose of any shares of our common stock for 180 days after the date of this prospectus, without the consent of the lead marketing agent, except for the grant of options pursuant to existing employee stock option plans, the issuance of shares of common stock upon the exercise of outstanding options, and the sale of shares of common stock to directors who agree not to resell such shares during the 180-day period.

                        FEDERAL INCOME TAX CONSEQUENCES

     Set forth below is a summary of the material federal income tax consequences to holders of common stock and options to acquire common stock in respect of the receipt of rights under the rights offering, the exercise or expiration of such rights and the sale of common stock acquired through the exercise of such rights and represents the opinion of Baker & Daniels, Indianapolis, Indiana, counsel to the company. The summary deals only with rights, and shares of common stock received through the exercise of rights, which are held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     The summary is based on the Code, Treasury regulations, administrative pronouncements and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). The summary does not consider any foreign, state or local tax consequences, nor does it address estate or gift tax considerations. Furthermore, the summary does not address all aspects of federal income taxation that may be relevant to investors in light of their particular circumstances or to certain types of investors subject to special treatment under the federal income tax laws (such as foreign shareholders, dealers in securities or currencies, tax-exempt organizations, regulated investment companies, life insurance companies, banks, other financial institutions, pass-through entities and persons holding rights or common stock as part of a "straddle," "hedge" or "conversion transaction").

RIGHTS ISSUED TO OPTIONHOLDERS

     A holder of options will not recognize taxable income as a result of our distribution of rights to such optionholder with respect to his option and such rights will have a zero basis. A person who exercises rights received with respect to an option will recognize ordinary income in an amount equal to the difference between (a) the fair market value of the common stock acquired upon the exercise of the rights on the date of the exercise of the rights and (b) the amount paid for the common stock. Income recognized by persons that exercise rights acquired with respect to options issued in their capacity as employees will be treated as wages and will be subject to withholding taxes. Income recognized by persons who exercised rights that were acquired with respect to options received in their capacity as directors will be treated as income from self-employment. The basis of common stock acquired upon the exercise of rights received with respect to options will be equal to the fair market value of the common stock on the date the rights were exercised.

RIGHTS ISSUED TO SHAREHOLDERS

     Distribution of Rights. A holder of common stock will not recognize taxable income as a result of our distribution of rights to such holder with respect to his common stock.

     Basis of Rights and Common Stock. Except as provided in the following sentence, the basis of rights received as a distribution with respect to a holder's common stock will be zero. If either (i) the fair market value of the rights on their date of issuance is 15% or more of the fair market value on such date of the common stock with respect to which they are received or (ii) the holder of common stock elects, in his or her federal income tax return for the taxable year in which rights are received, to allocate part of the basis of such common stock to the rights, then, upon the exercise of those rights, the holder's basis in such common stock will be allocated between the common stock and the rights in proportion to the fair market values of each on the date of issuance of the rights. The basis of common stock acquired upon the exercise of the rights will be equal to the basis, if any, allocated to the rights plus the purchase price of the common stock.

     Exercise of Rights. A holder of rights received as a distribution with respect to common stock will not recognize any gain or loss upon the exercise of such rights. Under current law, the holder's tax basis in the common stock acquired through the exercise of rights will be equal to the sum of the subscription price therefor and the tax basis of the rights exercised (as determined above), if any. The holding period of the common stock acquired through the exercise of rights will begin on the date such rights are exercised.

EXPIRATION OF RIGHTS

     A holder of rights who fails to exercise such rights prior to the expiration time for the rights offering in accordance with the terms of the rights offering will not recognize any gain or loss as a result thereof and none of the tax basis of the common stock will be allocated to the rights that expired regardless of the fair market value of the rights on the date of issuance or any prior election by the holder of common stock to allocate basis to the rights.

SALE OF COMMON STOCK

     Upon a sale of common stock acquired through the exercise of rights, the selling shareholder will recognize gain or loss equal to the difference between the amount realized by the shareholder on the sale and the shareholder's tax basis in such common stock. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the common stock has been held for more than one year.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RIGHTS OFFERING IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

                                 LEGAL MATTERS

     The validity of the shares of our common stock offered by this prospectus are being passed upon for us by Baker & Daniels, Indianapolis, Indiana. Certain federal tax matters will also be passed upon for us by Baker & Daniels.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000, included in this prospectus have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their report accompanying the financial statements. Our consolidated financial statements for the year ended December 31, 1999 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent public accountants, whose report has been filed as an exhibit to the registration statement of which this prospectus is a part. These consolidated financial statements have been included herein in reliance on the reports of Crowe, Chizek and Company LLP and PricewaterhouseCoopers LLP, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings and other information about us are on file at the offices of the SEC and copies may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities maintained by the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. Those reports, proxy and information statements and other information also can be inspected at Nasdaq's office at 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Financial Statements:
  Balance Sheets at December 31, 2001 and 2000..............   F-2
  Statements of Operations for the years ended December 31,
     2001, 2000 and 1999....................................   F-3
  Statements of Comprehensive Income (Loss) for the years
     ended December 31, 2001, 2000 and 1999.................   F-4
  Statements of Changes in Stockholders' Equity for the
     years ended December 31, 2001, 2000 and 1999...........   F-5
  Statements of Cash Flows for the years ended December 31,
     2001, 2000 and 1999....................................   F-6
  Notes to Financial Statements.............................   F-7
Report of Independent Accountants...........................  F-23

CONSOLIDATED CONDENSED QUARTERLY FINANCIAL STATEMENTS
  (UNAUDITED):
  Balance Sheets at March 31, 2002 and December 31, 2001....  F-24
  Statements of Operations for the three months ended March
     31, 2002 and 2001......................................  F-25
  Statements of Comprehensive Income for the three months
     ended March 31, 2002 and 2001..........................  F-26
  Statements of Changes in Stockholders' Equity for the
     three months ended March 31, 2002 and 2001.............  F-27
  Statements of Cash Flows for the three months ended March
     31, 2002 and 2001......................................  F-28
  Notes to Financial Statements.............................  F-29

                          TOWER FINANCIAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                                  2001           2000
                                                              ------------   ------------
ASSETS
Cash and due from banks.....................................  $  7,634,418   $  7,910,306
Short-term investments and interest-earning deposits........    16,696,853      8,288,169
Federal funds sold..........................................    24,344,768     26,517,269
                                                              ------------   ------------
       Total cash and cash equivalents......................    48,676,039     42,715,744
Interest-earning deposits...................................     2,806,000      2,500,000
Securities available for sale, at fair value................     3,481,520     10,626,300
Loans held for sale.........................................     4,293,350             --
Loans.......................................................   232,346,371    155,880,445
Allowance for loan losses...................................    (3,480,205)    (2,364,509)
                                                              ------------   ------------
       Net loans............................................   228,866,166    153,515,936
Premises and equipment, net.................................     1,573,848      1,254,123
Accrued interest receivable.................................       954,805      1,052,576
Other assets................................................     1,152,807        748,029
                                                              ------------   ------------
       Total assets.........................................  $291,804,535   $212,412,708
                                                              ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
  Noninterest-bearing.......................................  $ 28,382,995   $ 25,372,181
  Interest-bearing..........................................   227,770,072    162,923,943
                                                              ------------   ------------
       Total deposits.......................................   256,153,067    188,296,124
Short-term borrowings.......................................     1,060,000        530,000
Federal Home Loan Bank advances.............................     6,500,000             --
Trust preferred securities..................................     3,430,225             --
Accrued interest payable....................................       288,932        465,872
Other liabilities...........................................       866,972        725,219
                                                              ------------   ------------
       Total liabilities....................................   268,299,196    190,017,215
STOCKHOLDERS' EQUITY
Preferred stock, no par value, 4,000,000 shares authorized;
  no shares issued and outstanding..........................            --             --
Common stock and paid-in-capital, no par value, 6,000,000
  shares authorized; 2,530,000 shares issued and
  outstanding...............................................    23,469,770     23,469,770
Retained earnings (accumulated deficit).....................        45,149     (1,074,806)
Accumulated other comprehensive income (loss), net of tax of
  $(6,400) in 2001 and $347 in 2000.........................        (9,580)           529
                                                              ------------   ------------
       Total stockholders' equity...........................    23,505,339     22,395,493
                                                              ------------   ------------
       Total liabilities and stockholders' equity...........  $291,804,535   $212,412,703
                                                              ============   ============

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           2001          2000          1999
                                                        -----------   -----------   -----------
INTEREST INCOME:
  Loans, including fees...............................  $13,840,202   $10,181,798   $ 2,368,367
  Securities -- taxable...............................      420,478       786,116       318,152
  Securities -- tax exempt............................       15,891            --            --
  Other interest income...............................    1,654,454     1,800,826       995,327
                                                        -----------   -----------   -----------
       Total interest income..........................   15,931,025    12,768,740     3,681,846
INTEREST EXPENSE:
  Deposits............................................    7,918,267     7,027,543     1,382,182
  Short-term borrowings...............................       27,375        18,978        11,748
  FHLB advances.......................................      116,524            --            --
  Trust preferred securities..........................       39,375            --            --
                                                        -----------   -----------   -----------
       Total interest expense.........................    8,101,541     7,046,521     1,393,930
                                                        -----------   -----------   -----------
Net interest income...................................    7,829,484     5,722,219     2,287,916
PROVISION FOR LOAN LOSSES.............................    1,120,000     1,355,000     1,010,000
                                                        -----------   -----------   -----------
Net interest income after provision for loan losses...    6,709,484     4,367,219     1,277,916
NONINTEREST INCOME:
  Trust fees..........................................      798,464       424,251        24,554
  Service charges.....................................      249,051        84,513        14,720
  Loan broker fees....................................      489,944       296,233       216,366
  Other fees..........................................      247,903       222,767        32,099
                                                        -----------   -----------   -----------
       Total noninterest income.......................    1,785,362     1,027,764       287,739
NONINTEREST EXPENSE:
  Salaries and benefits...............................    3,892,043     3,077,557     1,886,670
  Occupancy and equipment.............................      825,325       635,522       345,698
  Marketing...........................................      200,451       185,607       141,051
  Data processing.....................................      219,842       148,028        70,720
  Loan and professional costs.........................      525,244       261,484       378,417
  Other expense.......................................      975,586       600,815       418,541
                                                        -----------   -----------   -----------
       Total noninterest expense......................    6,638,491     4,909,013     3,241,097
                                                        -----------   -----------   -----------
INCOME (LOSS) BEFORE INCOME TAXES.....................    1,856,355       485,970    (1,675,442)
Income taxes expense (benefit)........................      736,400      (588,100)           --
                                                        -----------   -----------   -----------
NET INCOME (LOSS).....................................  $ 1,119,955   $ 1,074,070   $(1,675,442)
                                                        ===========   ===========   ===========
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE....  $      0.44   $      0.42   $     (0.71)
Average common shares outstanding.....................    2,530,000     2,530,000     2,344,055
Average common shares and dilutive potential common
  shares outstanding..................................    2,531,818     2,530,000     2,344,055

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             2001         2000         1999
                                                          ----------   ----------   -----------
Net income (loss).......................................  $1,119,955   $1,074,070   $(1,675,442)
Other comprehensive income (loss):
Change in net unrealized appreciation (depreciation) on
  securities available for sale, net of tax of $(6,747)
  in 2001 $347 in 2000 and $0 in 1999...................     (10,109)       1,244          (715)
                                                          ----------   ----------   -----------
Comprehensive income (loss).............................  $1,109,846   $1,075,314   $(1,676,157)
                                                          ==========   ==========   ===========

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                        ACCUMULATED
                                            COMMON        RETAINED         OTHER
                                           STOCK AND      EARNINGS     COMPREHENSIVE
                                            PAID-IN     (ACCUMULATED      INCOME
                                            CAPITAL       DEFICIT)        (LOSS)          TOTAL
                                          -----------   ------------   -------------   -----------
BALANCE, JANUARY 1, 1999................  $        10   $  (473,434)     $     --      $  (473,424)
Issuance of common stock, net of
  underwriters' fee and offering
  costs.................................   23,469,770            --            --       23,469,770
Retirement of common stock..............          (10)           --            --              (10)
Net loss for 1999.......................           --    (1,675,442)           --       (1,675,442)
Change in net unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax of $0............           --            --          (715)            (715)
                                          -----------   -----------      --------      -----------
BALANCE, DECEMBER 31, 1999..............   23,469,770    (2,148,876)         (715)      21,320,179
Net income for 2000.....................           --     1,074,070            --        1,074,070
Change in net unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax of $347..........           --            --         1,244            1,244
                                          -----------   -----------      --------      -----------
BALANCE, DECEMBER 31, 2000..............   23,469,770    (1,074,806)          529       22,395,493
Net income for 2001.....................           --     1,119,955            --        1,119,955
Change in net unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax of $(6,747)......           --            --       (10,109)         (10,109)
                                          -----------   -----------      --------      -----------
BALANCE, DECEMBER 31, 2001..............  $23,469,770   $    45,149      $ (9,580)     $23,505,339
                                          ===========   ===========      ========      ===========

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       2001           2000            1999
                                                   ------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..............................  $  1,119,955   $   1,074,070   $  (1,675,442)
  Adjustments to reconcile net income (loss) to
     net cash from operating activities:
     Depreciation and amortization...............       324,916         229,230         113,005
     Provision for loan losses...................     1,120,000       1,355,000       1,010,000
     Change in accrued interest receivable.......        97,771        (746,308)       (306,268)
     Change in other assets......................      (398,031)       (696,649)         73,233
     Change in accrued interest payable..........      (176,940)        333,443         132,429
     Change in other liabilities.................       141,753         473,998         141,221
     Origination of loans available for sale.....   (16,849,805)             --              --
     Proceeds from sales of loans available for
       sale......................................    12,556,455              --              --
                                                   ------------   -------------   -------------
       Net cash from operating activities........    (2,063,926)      2,022,784        (511,822)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net change in loans............................   (76,470,230)    (88,565,925)    (67,315,011)
  Net change in interest earning deposits........      (306,000)     (2,500,000)             --
  Purchase of securities available for sale......   (29,872,076)   (121,101,318)   (112,185,361)
  Proceeds from maturities of securities
     available for sale..........................    37,000,000     116,293,000     106,368,256
  Purchase of equipment and leasehold
     expenditures................................      (644,641)       (759,378)       (779,285)
                                                   ------------   -------------   -------------
     Net cash from investing activities..........   (70,292,947)    (96,633,621)    (73,911,401)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in deposits.........................    67,856,943     106,562,886      81,733,238
  Net change in short-term borrowings............       530,000         320,000         210,000
  Repayment of related party notes payable.......            --              --        (760,000)
  Gross proceeds from issuance of common stock...            --              --      25,300,000
  Payment of underwriters' fee and offering
     costs.......................................            --              --      (1,830,230)
  Repurchase and retirement of common stock......            --              --             (10)
  Proceeds from FHLB advances....................     6,500,000              --              --
  Net proceeds from issuance of trust preferred
     securities..................................     3,430,225              --              --
                                                   ------------   -------------   -------------
       Net cash from financing activities........    78,317,168     106,882,886     104,652,998
                                                   ------------   -------------   -------------
NET CHANGE IN CASH AND CASH EQUIVALENTS..........     5,960,295      12,272,049      30,229,775
Cash and cash equivalents, beginning of period...    42,715,744      30,443,695         213,920
                                                   ------------   -------------   -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD.........  $ 48,676,039   $  42,715,744   $  30,443,695
                                                   ============   =============   =============
Supplemental disclosures of cash flow information
  Cash paid during the year for:
  Interest.......................................  $  8,278,481   $   6,713,078   $   1,261,501
  Income taxes...................................     1,010,474          45,000              --

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS, INDUSTRY SEGMENTS, AND CONCENTRATIONS OF CREDIT
RISK: Tower Financial Corporation (the "Company") was incorporated on July 8, 1998. The Company's wholly-owned banking subsidiary, Tower Bank & Trust Company (the "Bank"), opened on February 19, 1999 after receiving federal and state bank regulatory approvals to commence its banking operations. Until February 19, 1999, the Company was in the development stage and its activities were limited to the organization of the Bank as well as the completion of its initial public stock offering. The Company's wholly-owned special purpose trust subsidiary, Tower Capital Trust I ("TCTI"), was incorporated on November 1, 2001 for the single purpose of issuing trust preferred securities.

     The Company accepts deposits and grants commercial, real estate, and installment loans to customers primarily in northeastern Indiana. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. At December 31, 2001 commercial loans totaled approximately 79.1% of total loans, residential real estate loans totaled approximately 7.2% and home equity and consumer loans totaled approximately 13.7%. Categories of commercial loans at December 31, 2001 exceeding 30% of year-end stockholders' equity are as follows: real estate (including owner-occupied and investment) -- $38 million, or 17% of total loans; building, development and general contracting -- $29 million or 12% of total loans; medical and health services -- $14 million or 6% of total loans; manufacturing -- $12 million or 5% of total loans; and wholesale -- $8 million or 4% of total loans. The Company also provides trust services to customers. While the Company's management monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's financial services operations are considered by management to be aggregated in one reportable segment.

     PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company, the Bank and TCTI. All significant intercompany balances and transactions have been eliminated in consolidation.

     USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided; future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

     CASH FLOW REPORTING: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-earning deposits and short-term borrowings with maturities of 90 days or less.

     SECURITIES: Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield, availability of alternative investments, liquidity needs and other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported as other comprehensive income (loss) and stockholders' equity, net of tax, until realized. Other securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. Premiums and discounts on securities are recognized as interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined based upon amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

                          TOWER FINANCIAL CORPORATION

     LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180'days for residential mortgages). Payments received on such loans are reported as principal reductions.

     ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.

     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in the aggregate for smaller-balance loans of a similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower's operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

     PREMISES AND EQUIPMENT: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the straight-line method and accelerated methods over the estimated useful lives of the respective assets. Maintenance, repairs, and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

     STOCK COMPENSATION: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted, using an option pricing model to estimate fair value.

     INCOME TAXES: Income tax expense is the sum of current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

     DERIVATIVES: All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income (loss) and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur.

     FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters

                          TOWER FINANCIAL CORPORATION
of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

     DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to its shareholders.

     EARNINGS (LOSS) PER COMMON SHARE: Basic earnings (loss) per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share includes the dilutive impact of any additional dilutive potential common shares issuable under stock options.

     COMPREHENSIVE INCOME (LOSS): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income
(loss) includes the net change in net unrealized appreciation (depreciation) on securities available for sale, net of tax, which is also recognized as a separate component of stockholders' equity.

     LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

     NEW ACCOUNTING PRONOUNCEMENTS: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transactions initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at the date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's consolidated financial statements.

NOTE 2 -- SECURITIES AVAILABLE FOR SALE

     The fair value of securities available for sale at December 31, 2001 and 2000 were as follows:

                                                                              2001
                                                              ------------------------------------
                                                                 FAIR      UNREALIZED   UNREALIZED
                                                                VALUE        GAINS        LOSSES
                                                              ----------   ----------   ----------
U.S. Government agency debt obligations.....................  $1,982,020     $   --      $(17,980)
Obligations of states and political subdivisions............     402,000      2,000            --
Federal Reserve Bank stock..................................     772,500         --            --
Federal Home Loan Bank stock................................     325,000         --            --
                                                              ----------     ------      --------
  TOTAL INVESTMENT SECURITIES...............................  $3,481,520     $2,000      $(17,980)
                                                              ==========     ======      ========

                          TOWER FINANCIAL CORPORATION

                                                                             2000
                                                             -------------------------------------
                                                                FAIR       UNREALIZED   UNREALIZED
                                                                VALUE        GAINS        LOSSES
                                                             -----------   ----------   ----------
U.S. Government agency debt obligations....................  $ 9,956,850      $876        $   --
Federal Reserve Bank stock.................................      522,350        --            --
Federal Home Loan Bank stock...............................      147,100        --            --
                                                             -----------      ----        ------
  TOTAL INVESTMENT SECURITIES..............................  $10,626,300      $876        $   --
                                                             ===========      ====        ======

     The fair values of debt investment securities available for sale at December 31, 2001, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                              WEIGHTED
                                                              AVERAGE
                                                               YIELD     FAIR VALUE
                                                              --------   ----------
Due after one to five years.................................    4.52%    $2,384,020

     There were no sales of securities during 2001, 2000, or 1999.

     Securities with an amortized cost of $2,000,000 were pledged to secure borrowings from the FHLB at December 31, 2001. There were no securities pledged at December 31, 2000.

     At December 31, 2001, there were no holdings of any one issue, other than the U.S. Government and its agencies and corporations, in an amount greater than 10% of stockholders' equity.

NOTE 3 -- LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans at December 31, 2001 and 2000 were as follows:

                                                            2001                   2000
                                                    --------------------   --------------------
                                                      BALANCE        %       BALANCE        %
                                                    ------------   -----   ------------   -----
Commercial........................................  $143,087,477    61.6%  $ 98,794,370    63.4%
Commercial real estate............................    40,551,840    17.5%    30,620,966    19.7%
Residential real estate...........................    16,739,642     7.2%     6,977,947     4.5%
Home equity.......................................    16,042,465     6.9%     6,993,762     4.5%
Consumer..........................................    15,717,153     6.8%    12,386,400     7.9%
                                                    ------------   -----   ------------   -----
  Total loans.....................................   232,138,577   100.0%   155,773,445   100.0%
                                                                   =====                  =====
Deferred loan costs...............................       207,794                107,000
Allowance for loan losses.........................    (3,480,205)            (2,364,509)
                                                    ------------           ------------
  NET LOANS.......................................  $228,866,166           $153,515,936
                                                    ============           ============

                          TOWER FINANCIAL CORPORATION

     Activity in the allowance for loan losses during 2001, 2000 and 1999 was as follows:

                                                              2001         2000         1999
                                                           ----------   ----------   ----------
Beginning balance, January 1.............................  $2,364,509   $1,009,509   $       --
Provision charged to operating expense...................   1,120,000    1,355,000    1,010,000
Charge-offs -- commercial................................      (4,304)          --           --
Charge-offs -- consumer..................................          --           --         (491)
Recoveries...............................................          --           --           --
                                                           ----------   ----------   ----------
  ENDING BALANCE, DECEMBER 31............................  $3,480,205   $2,364,509   $1,009,509
                                                           ==========   ==========   ==========

     There were $468,863 of nonaccrual and impaired loans at December 31, 2001, with $234,432 of allowance for loan losses allocated. Loans past due greater than 90 days and still accruing interest were $347,233 at December 31, 2001. There were no loans classified as nonaccrual or impaired and no loans past due greater than 90 days and still accruing interest at December 31, 2000 and 1999. There were no troubled debt restructurings at December 31, 2001, 2000 or 1999.

NOTE 4 -- PREMISES AND EQUIPMENT, NET

     Premises and equipment at December 31, 2001 and 2000 were as follows:

                                                                 2001         2000
                                                              ----------   ----------
Land........................................................  $   20,000   $       --
Leasehold improvements......................................     764,432      388,560
Furniture and equipment.....................................   1,456,406    1,207,799
                                                              ----------   ----------
  Subtotal..................................................   2,240,838    1,596,359
Accumulated depreciation....................................    (666,990)    (342,236)
                                                              ----------   ----------
  PREMISES AND EQUIPMENT, NET...............................  $1,573,848   $1,254,123
                                                              ==========   ==========

     Information regarding lease commitments and commitments to purchase fixed assets is provided in Note 12.

NOTE 5 -- DEPOSITS

     Deposits at December 31, 2001 and 2000 are summarized as follows:

                                                            2001                   2000
                                                    --------------------   --------------------
                                                      BALANCE        %       BALANCE        %
                                                    ------------   -----   ------------   -----
Noninterest-bearing demand........................  $ 28,382,995    11.1%  $ 25,372,181    13.5%
Interest-bearing checking.........................    14,909,190     5.8%    10,792,166     5.7%
Money market......................................   112,580,454    44.0%    81,432,217    43.3%
Savings...........................................     4,520,632     1.8%     2,391,975     1.3%
Time, under $100,000..............................    30,076,087    11.7%    14,371,661     7.6%
Time, $100,000 and over...........................    65,683,709    25.6%    53,935,924    28.6%
                                                    ------------   -----   ------------   -----
  TOTAL DEPOSITS..................................  $256,153,067   100.0%  $188,296,124   100.0%
                                                    ============   =====   ============   =====

                          TOWER FINANCIAL CORPORATION

     The following table shows the maturity distribution for certificates of deposit at December 31, 2001.

                                                           UNDER       $100,000
                                                         $100,000      AND OVER        TOTAL
                                                        -----------   -----------   -----------
2002..................................................  $18,021,534   $60,205,119   $78,226,653
2003..................................................    4,983,726     3,092,447     8,076,173
2004..................................................      213,597     1,625,960     1,839,557
2005..................................................      525,964       647,065     1,173,029
2006..................................................      331,266       113,118       444,384
                                                        -----------   -----------   -----------
  TOTAL...............................................  $24,076,087   $65,683,709   $89,759,796
                                                        ===========   ===========   ===========

NOTE 6 -- SHORT-TERM BORROWINGS

     Information relating to short-term borrowings, comprised of federal funds purchased at December 31, 2001 and 2000 is summarized below:

                                                                 2001         2000
                                                              ----------    --------
Outstanding balance at year-end.............................  $1,060,000    $530,000
Interest rate at year-end...................................        1.44%       6.19%
Average balance during the year.............................  $  827,452    $309,454
Average interest rate during the year.......................        3.31%       6.13%
Maximum month-end balance during the year...................  $1,060,000    $530,000

     At December 31, 2001 and 2000, the Bank had $6,000,000 and
$6,500,000,respectively, in lines of credit available from correspondent banks to purchase federal funds.

NOTE 7 -- FEDERAL HOME LOAN BANK ADVANCES

     At December 31, 2001 and 2000, advances from the Federal Home Loan Bank ("FHLB") were:

                                                                 2001         2000
                                                              ----------   ----------
4.09% callable advance, quarterly call option beginning
  March 22, 2002, principal due at maturity March 22,
  2011......................................................  $2,500,000   $       --
2.99% callable advance, quarterly call option beginning
  March 12, 2002, principal due at maturity September 12,
  2011......................................................   4,000,000           --
                                                              ----------   ----------
     TOTAL FEDERAL HOME LOAN BANK ADVANCES..................  $6,500,000   $       --
                                                              ==========   ==========

     At December 31, 2001, in addition to FHLB stock, the Company pledged securities and interest-bearing deposits with the FHLB totaling $7,000,000 to secure advances outstanding.

NOTE 8 -- TRUST PREFERRED SECURITIES

     On November 16, 2001, TCTI closed a private placement offering of 3,500 Trust Preferred Securities with a par value of $1,000. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with similar terms to the Trust Preferred Securities. The sole assets of TCTI are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of TCTI under the Trust Preferred Securities. Accordingly, this liability is recognized on the balance sheet as junior subordinated debentures. Interest payments are payable quarterly at the annual rate of 9.00% and are included in interest expense in the consolidated

                          TOWER FINANCIAL CORPORATION
financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2001, the principal amount outstanding of the Trust Preferred Securities was $3,500,000. The principal balance of the Trust Preferred Securities less unamortized issuance costs of $69,775 constitute the amount of the trust preferred securities reflected in the consolidated financial statements at December 31, 2001.

     The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the par amount. The maturity date of the Trust Preferred Securities is November 15, 2031. Subject to the Company having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities are redeemable prior to the maturity date beginning November 15, 2006 and each year thereafter at the option of the Company. The Company has the option to defer interest payments on the Trust Preferred Securities from time to time for a period not to exceed 40 consecutive quarterly periods.

NOTE 9 -- INCOME TAXES

     The consolidated provision for income taxes for the following years ended December 31 are as follows:

                                                              2001        2000        1999
                                                            ---------   ---------   ---------
Federal -- current........................................  $ 871,666   $ 288,120   $      --
        -- deferred.......................................   (269,975)    (67,352)   (503,048)
State   -- current........................................    214,670      34,784          --
        -- deferred.......................................    (79,961)    (18,402)   (140,959)
Change in valuation allowance.............................         --    (825,250)    644,007
                                                            ---------   ---------   ---------
     TOTAL INCOME TAXES EXPENSE (BENEFIT).................  $ 736,400   $(588,100)  $      --
                                                            =========   =========   =========

     The effective tax rate differs from the statutory tax rate applicable to corporations as a result of permanent and other differences between accounting and taxable income as shown below:

                                                              2001      2000       1999
                                                              -----    -------     -----
Statutory tax rate..........................................   34.0%      34.0%    (34.0)%
State tax, net of federal income tax effect.................    5.6%       5.6%     (5.6)%
Change in deferred tax valuation allowance..................    0.0%    (169.8)%    38.4%
Other.......................................................    0.1%       9.2%      1.2%
                                                              -----    -------     -----
     EFFECTIVE TAX RATE (BENEFIT)...........................   39.7%    (121.0)%      --%
                                                              =====    =======     =====

                          TOWER FINANCIAL CORPORATION

     The net deferred tax asset included the following amounts of deferred tax assets and liabilities at December 31, 2001 and 2000:

                                                                 2001        2000
                                                              ----------   --------
DEFERRED TAX ASSETS:
Provision for loan losses...................................  $1,220,234   $799,288
Start-up/pre-opening expenses...............................     125,916    186,355
Net unrealized depreciation on securities available for
  sale......................................................       6,400         --
Other.......................................................      30,196         --
                                                              ----------   --------
     Total deferred tax assets..............................   1,382,746    985,643
                                                              ----------   --------
DEFERRED TAX LIABILITIES:
Depreciation................................................     (33,099)   (32,256)
Net deferred loan costs.....................................     (82,307)   (42,383)
Net unrealized appreciation on securities available for
  sale......................................................          --       (347)
                                                              ----------   --------
     Total deferred tax liabilities.........................    (115,406)   (74,986)
                                                              ----------   --------
Net deferred tax asset before asset valuation...............   1,267,340    910,657
Valuation allowance for deferred tax assets.................          --         --
                                                              ----------   --------
     NET DEFERRED TAX ASSET.................................  $1,267,340   $910,657
                                                              ==========   ========

     A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. At December 31, 1999 management had determined that an allowance of $825,250 was required; at December 31, 2000, as a result of three consecutive and improved quarters of net income and projections of net income in future periods, management determined that a valuation allowance for deferred tax assets was no longer needed. Hence, during the fourth quarter of 2000, a net tax benefit was recorded to eliminate the valuation allowance previously recorded.

NOTE 10 -- STOCK OPTION PLAN

     Options to buy stock are granted to directors, officers and employees under the 1998 and 2001 Stock Option and Incentive Plans (the "Plans"), which together provide for issuance of up to 435,000 shares of common stock of the Company. The exercise price of stock options granted under the Plans may not be less than the market price at the date of grant. The maximum option term is ten years. Option vesting occurs over various periods of time ranging from immediate to four years.

                          TOWER FINANCIAL CORPORATION

     A summary of options granted pursuant to the Plans is as follows:

                                             2001                 2000                 1999
                                      ------------------   ------------------   ------------------
                                                WEIGHTED             WEIGHTED             WEIGHTED
                                                AVERAGE              AVERAGE              AVERAGE
                                                EXERCISE             EXERCISE             EXERCISE
                                      SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                      -------   --------   -------   --------   -------   --------
Beginning balance, January 1........  307,650    $ 9.94    305,430    $ 9.97         --    $   --
Granted.............................   36,780     10.06     27,600      9.64    307,440      9.97
Forfeited...........................   (7,030)     9.26    (25,380)    10.02     (2,010)    10.03
                                      -------              -------              -------
ENDING BALANCE, DECEMBER 31.........  337,400      9.96    307,650      9.94    305,430      9.97
                                      =======              =======              =======
Options exercisable at year-end.....  229,748      9.98    145,600      9.98     59,994     10.00
Weighted average fair value of
  options granted during year.......  $  4.72              $  4.02              $  4.99

     Options outstanding at December 31, 2001 were as follows:

                                                            OUTSTANDING           EXERCISABLE
                                                       ---------------------   ------------------
                                                                  WEIGHTED
                                                                   AVERAGE
                                                                  YEARS OF               WEIGHTED
RANGE OF                                                          REMAINING              AVERAGE
EXERCISE                                                # OF     CONTRACTUAL    # OF     EXERCISE
PRICES                                                 OPTIONS      LIFE       OPTIONS    PRICE
--------                                               -------   -----------   -------   --------
$7.00 -- $7.99.......................................      500      8.97           125    $ 7.63
$8.00 -- $8.99.......................................    3,250      8.88           438      8.27
$9.00 -- $9.99.......................................   27,880      8.07        10,500      9.17
$10.00 -- $10.99.....................................  305,770      7.30       218,685     10.02
                                                       -------                 -------
     TOTALS..........................................  337,400      7.38       229,748      9.98
                                                       =======                 =======

     In addition to the options outstanding at December 31, 2001, grants of 40,000 shares were made pursuant to the Plans to officers of the Company on February 13, 2002 at an exercise price of $13.55.

     Had compensation cost for stock options been measured using SFAS No. 123, net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below. No actual compensation cost was recognized in 2001, 2000 or 1999.

                                                             2001         2000         1999
                                                          ----------   ----------   -----------
Net income (loss) as reported...........................  $1,119,955   $1,074,070   $(1,675,442)
Pro forma net income (loss).............................     918,574      698,356    (2,223,193)
Basic and diluted earnings (loss) per share as
  reported..............................................        0.44         0.42         (0.71)
Pro forma basic and diluted earnings (loss) per share...        0.36         0.28         (0.95)

     The pro forma effects are computed using option pricing models, with the following weighted average assumptions as of the grant date.

                                                               2001     2000     1999
                                                              ------   ------   ------
Risk-free interest rate.....................................   4.83%    6.58%    5.01%
Expected option life........................................       8        8        8
                                                               years    years    years
Expected stock price volatility.............................  30.85%   34.96%   34.80%
Expected dividend yield.....................................    None     None     None

                          TOWER FINANCIAL CORPORATION

NOTE 11 -- RELATED PARTY TRANSACTIONS

     Noninterest bearing notes payable in the amount of $760,000 were outstanding to certain members of the Board of Directors of the Company at December 31, 1998. The notes were paid during the first quarter of 1999 from the proceeds from the Company's initial public offering.

     Certain directors and executive officers of the Company, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. At December 31, 2001 and 2000, the Bank had $14,185,680 and $13,618,590, respectively in loan commitments to directors and executive officers, of which $12,508,112 and $12,485,925 were outstanding at the respective year-ends, as reflected in the following table.

LOANS TO DIRECTORS AND EXECUTIVE OFFICERS

                                                                  2001          2000
                                                              ------------   -----------
Beginning balance, January 1................................  $ 12,485,925   $10,022,412
New loans...................................................    10,541,329    11,624,487
Repayments..................................................   (10,519,142)   (9,160,974)
                                                              ------------   -----------
  ENDING BALANCE, DECEMBER 31...............................  $ 12,508,112   $12,485,925
                                                              ============   ===========

     During 2001, 2000 and 1999, the Company and the Bank engaged in transactions with entities controlled by their respective directors or their affiliates. The Bank leases its headquarters facility from Tippmann Properties, Inc., agent for John V. Tippmann, Sr. The original lease was a 10-year lease commencing on January 1, 1999. During 2001, the original lease term was extended to 15 years with provisions for one renewal term of 10 years at then prevailing market rates. The total amount paid to Tippmann Properties by the Company and the Bank for rent and maintenance was $251,866, $216,476 and $148,518 during 2001, 2000 and 1999, respectively. The lease is accounted for as an operating lease. Refer to Note 12 for a summary of future lease payment commitments under this and other leases.

NOTE 12 -- COMMITMENTS AND OFF-BALANCE-SHEET RISK

     The Bank maintains off-balance-sheet investments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. The Bank's maximum exposure to loan loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. Such financial instruments are recorded when they are funded.

     The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral, such as accounts receivable, securities, inventory, property and equipment, is generally obtained based on management's credit assessment of the borrower.

     Fair value of the Bank's off-balance-sheet instruments (commitments to extend credit and standby letters of credit) is based on rates currently charged to enter into similar agreements, taking into account

                          TOWER FINANCIAL CORPORATION
the remaining terms of the agreements and the counterparties' credit standing. At December 31, 2001 and 2000, the rates on existing off-balance-sheet instruments were equivalent to current market rates, considering the underlying credit standing of the counterparties.

     The Bank's maximum exposure to credit losses for loan commitments and standby letters of credit outstanding at December 31, 2001 and 2000 was as follows:

                                                                 2001          2000
                                                              -----------   -----------
Commitments to extend credit................................  $51,544,001   $31,220,148
Standby letters of credit...................................      362,100       248,982
                                                              -----------   -----------
     TOTAL..................................................  $51,906,101   $31,469,130
                                                              ===========   ===========

     Management does not anticipate any significant losses as a result of these commitments.

     The Company and the Bank occupy their respective headquarters, offices and other facilities under long-term operating leases and, in addition, are parties to long-term contracts for data processing and operating systems. The future minimum annual commitments under all operating leases as of December 31, 2001 are as follows:

                            YEAR                              LEASE COMMITMENTS
                            ----                              -----------------
2002........................................................     $  452,074
2003........................................................        509,280
2004........................................................        476,446
2005........................................................        498,873
2006........................................................        489,143
Thereafter..................................................      3,620,079
                                                                 ----------
     TOTAL..................................................     $6,045,895
                                                                 ==========

     The Bank has outstanding commitments to purchase land for a future branch location of approximately $330,000 at December 31, 2001.

     Under the terms of certain employment contracts, upon the occurrence of certain events resulting in the severance of certain executive officers' employment with the Company, payments may be required to be made in excess of amounts that have been accrued.

NOTE 13 -- EMPLOYEE BENEFIT PLANS

     The Company established a 401(k) plan effective March 1, 1999 covering substantially all of its employees. During 1999, 2000 and 2001, the 401(k) plan allowed employees to contribute up to 15% of their compensation. The Company may match a portion of the employees' contributions and provide investment choices for the employees, including investment in common stock of the Company. Matching contributions are vested equally over a six-year period. Company matching contributions to the 401(k) plan are determined annually by management and approved by the Board of Directors. The Company made no contribution to the plan during 1999 or 2000. In December 2000, the Board of Directors approved an employer contribution for the 2001 plan year matching 50% of the first 6% of the compensation contributed. This contribution was also approved for 2002. The total contribution made by the Company during 2001 was $58,243.

                          TOWER FINANCIAL CORPORATION

NOTE 14 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following schedule reflects the carrying values and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000. Items which are not financial instruments are not shown.

                                                2001                             2000
                                   ------------------------------   ------------------------------
                                   CARRYING VALUE    FAIR VALUE     CARRYING VALUE    FAIR VALUE
                                   --------------   -------------   --------------   -------------
FINANCIAL ASSETS:
  Cash and cash equivalents......  $  48,676,039    $  48,676,039   $  42,715,744    $  42,715,744
  Interest earning deposits......      2,806,000        2,806,000       2,500,000        2,500,000
  Securities available for
     sale........................      3,481,520        3,481,520      10,626,300       10,626,300
  Loans held for sale............      4,293,350        4,293,350              --               --
  Loans, net.....................    228,866,166      230,071,524     153,515,936      152,420,304
  Accrued interest receivable....        954,805          954,805       1,052,576        1,052,576
FINANCIAL LIABILITIES:
  Deposits.......................   (256,153,067)    (257,243,804)   (188,296,124)    (188,518,515)
  Short-term borrowings..........     (1,060,000)      (1,060,000)       (530,000)        (530,000)
  FHLB advances..................     (6,500,000)      (6,503,532)             --               --
  Trust preferred securities.....     (3,430,225)      (3,430,225)             --               --
  Accrued interest payable.......       (288,932)        (288,932)       (465,872)        (465,872)

     Estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year-end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. Estimated fair value for IRAs, CDs, short-term borrowings, fixed rate advances from the FHLB and the trust preferred securities is based on the rates at year-end for new deposits or borrowings, applied until maturity. Estimated fair value for other financial instruments and off-balance-sheet loan commitments is considered to approximate carrying value.

NOTE 15 -- REGULATORY MATTERS

     Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

     Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

     In addition, as a condition to regulatory approvals of the Bank's formation, the Bank was required to have capitalization sufficient to provide a ratio of Tier 1 capital to total assets of not less than eight percent (8%) and Tier 1 capital to average assets in excess of nine percent (9%), all during the first three

                          TOWER FINANCIAL CORPORATION
years of operation. Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

     As of December 31, 2001, the most recent notification from the Federal Reserve Bank of Chicago and the Indiana Department of Financial Institutions categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There have been no conditions or events since that notification which management believes have changed the Bank's category.

     Actual and required capital amounts and ratios are presented in the schedule below as of December 31, 2001 and 2000:

                                                           TOTAL        TIER 1        TIER 1
                                                        RISK-BASED    RISK-BASED     LEVERAGE
2001                                                     CAPITAL*      CAPITAL*      CAPITAL*
----                                                    -----------   -----------   -----------
Minimum capital adequacy ratio........................         8.00%         4.00%         4.00%
Percent to be well capitalized........................        10.00%         6.00%         5.00%
Actual % -- December 31, 2001
  Company.............................................        12.12%        10.87%        10.02%
  Bank................................................        11.90%        10.65%         9.81%
AT DECEMBER 31, 2001:
Required capital for minimum capital adequacy
  Company.............................................  $19,881,389   $ 9,940,695   $10,786,532
  Bank................................................   19,889,506     9,944,753    10,793,341
Required capital to be well capitalized
  Company.............................................   24,851,737    14,911,042    13,483,165
  Bank................................................   24,861,884    14,917,130    13,491,676
Actual capital
  Company.............................................   30,121,386    27,014,919    27,014,919
  Bank................................................   29,578,177    26,470,441    26,470,441

                          TOWER FINANCIAL CORPORATION

                                                           TOTAL        TIER 1        TIER 1
                                                        RISK-BASED    RISK-BASED     LEVERAGE
2000                                                     CAPITAL*      CAPITAL*      CAPITAL*
----                                                    -----------   -----------   -----------
Minimum capital adequacy ratio........................         8.00%         4.00%         4.00%
Percent to be well capitalized........................        10.00%         6.00%         5.00%
Actual % -- December 31, 2000
  Company.............................................        14.24%        12.99%        11.21%
  Bank................................................        12.11%        10.86%         9.41%
AT DECEMBER 31, 2000:
Required capital for minimum capital adequacy
  Company.............................................  $13,794,101   $ 6,897,050   $ 7,994,282
  Bank................................................   13,637,602     6,818,801     7,862,686
Required capital to be well capitalized
  Company.............................................   17,242,626    10,345,576     9,992,852
  Bank................................................   17,047,002    10,228,201     9,828,358
Actual capital
  Company.............................................   24,552,875    22,394,964    22,394,964
  Bank................................................   20,638,303    18,504,543    18,504,543

---------------

* See discussion above the tables relative to additional capital requirements that were in effect for the first three years of the Bank's operations.

     The Bank was required to maintain a noninterest bearing balance with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. The average reserve balance was approximately $203,000 during 2001 and $178,000 during 2000.

NOTE 16 -- EARNINGS PER SHARE

     The following table reflects the calculation of basic and diluted earnings
(loss) per common share for the years ended December 31, 2001, 2000 and 1999:

                                                             2001         2000         1999
                                                          ----------   ----------   -----------
BASIC
Net income (loss).......................................  $1,119,955   $1,074,070   $(1,675,442)
                                                          ----------   ----------   -----------
Weighted average common shares outstanding..............   2,530,000    2,530,000     2,344,055
                                                          ----------   ----------   -----------
Basic earnings (loss) per common share..................  $     0.44   $     0.42   $     (0.71)
DILUTED
Net income (loss).......................................  $1,119,955   $1,074,070   $(1,675,442)
                                                          ----------   ----------   -----------
Weighted average common shares outstanding..............   2,530,000    2,530,000     2,344,055
Add: dilutive effect of assumed stock option
  exercises.............................................       1,818           --            --
                                                          ----------   ----------   -----------
Weighted average common shares and dilutive additional
  potential common shares outstanding...................   2,531,818    2,530,000     2,344,055
                                                          ----------   ----------   -----------
Diluted earnings (loss) per common share................  $     0.44   $     0.42   $     (0.71)

                          TOWER FINANCIAL CORPORATION

NOTE 17 -- PARENT COMPANY-ONLY CONDENSED FINANCIAL STATEMENTS

     Following are condensed parent company (the Company's) financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000, 1999.

                            CONDENSED BALANCE SHEETS

                                                                 2001          2000
                                                              -----------   -----------
ASSETS
Cash and cash equivalents...................................  $   647,663   $ 3,956,954
Investment in Tower Bank & Trust Company....................   26,460,861    18,505,072
Investment in the Tower Capital Trust 1.....................      108,000            --
                                                              -----------   -----------
       Total assets.........................................  $27,216,524   $22,462,026
                                                              ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities...........................................  $   172,960   $    66,533
Borrowings from Tower Capital Trust 1.......................      108,000            --
Junior subordinated debentures..............................    3,430,225            --
Stockholders' equity........................................   23,505,339    22,395,493
                                                              -----------   -----------
       Total liabilities and stockholders' equity...........  $27,216,524   $22,462,026
                                                              ===========   ===========

                       CONDENSED STATEMENTS OF OPERATIONS

                                                             2001         2000         1999
                                                          ----------   ----------   -----------
INCOME
  Interest income.......................................  $   58,689   $  210,518   $   363,151
  Other income..........................................          --           --           822
                                                          ----------   ----------   -----------
       Total income.....................................      58,689      210,518       363,973
EXPENSE
  Interest expense......................................      40,590           --            --
  Salaries and benefits.................................          --           --       284,742
  Professional fees.....................................     169,657      170,874       138,165
  Other expense.........................................       7,985        9,036        77,589
                                                          ----------   ----------   -----------
       Total expense....................................     218,232      179,910       500,496
INCOME (LOSS) BEFORE INCOME TAXES EXPENSE (BENEFIT) AND
  EQUITY IN UNDISTRIBUTED NET INCOME (LOSS) OF
  SUBSIDIARIES..........................................    (159,543)      30,608      (136,523)
Income taxes expense (benefit)..........................     (63,600)          --            --
Equity in undistributed net income (loss) of Tower Bank
  & Trust Company.......................................   1,215,898    1,043,462    (1,538,919)
                                                          ----------   ----------   -----------
NET INCOME (LOSS).......................................  $1,119,955   $1,074,070   $(1,675,442)
                                                          ==========   ==========   ===========
COMPREHENSIVE INCOME (LOSS).............................  $1,109,846   $1,075,314   $(1,676,157)
                                                          ==========   ==========   ===========

                          TOWER FINANCIAL CORPORATION

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          2001          2000           1999
                                                       -----------   -----------   ------------
Cash flows from operating activities
     Net income (loss)...............................  $ 1,119,955   $ 1,074,070   $ (1,675,442)
     Adjustments to reconcile net income (loss) to
       net cash from operating activities:
       Equity in undistributed (income) loss of
          subsidiary.................................   (1,215,898)   (1,043,462)     1,538,919
       Change in other assets........................           --            --        182,656
       Change in other liabilities...................      106,427        62,715       (106,182)
                                                       -----------   -----------   ------------
          Net cash from operating activities.........       10,484        93,323        (60,049)
Cash flows from investing activities
     Capital investment into Tower Bank & Trust
       Company.......................................   (6,750,000)   (4,000,000)   (15,000,000)
     Capital investment into Tower Capital Trust 1...     (108,000)           --             --
                                                       -----------   -----------   ------------
          Net cash from investing activities.........   (6,858,000)   (4,000,000)   (15,000,000)
Cash flows from financing activities
     Repayment of related party notes payable........           --            --       (760,000)
     Gross proceeds from issuance of common stock....           --            --     25,300,000
     Payment of underwriters' fee and offering
       costs.........................................           --            --     (1,830,230)
     Repurchase and retirement of common stock.......           --            --            (10)
     Net proceeds from borrowings from Tower Capital
       Trust 1.......................................      108,000            --             --
     Net proceeds from issuance of junior
       subordinated debentures.......................    3,430,225            --             --
                                                       -----------   -----------   ------------
          Net cash from financing activities.........    3,538,225            --     22,709,760
                                                       -----------   -----------   ------------
Net change in cash and cash equivalents..............   (3,309,291)   (3,906,677)     7,649,711
Cash and cash equivalents, beginning of period.......    3,956,954     7,863,631        213,920
                                                       -----------   -----------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD.............  $   647,663   $ 3,956,954   $  7,863,631
                                                       ===========   ===========   ============

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Tower Financial Corporation Stockholders
Fort Wayne, Indiana

     We have audited the accompanying consolidated balance sheets of Tower Financial Corporation as of December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Tower Financial Corporation for the year ended December 31, 1999 were audited by other auditors whose report dated January 13, 2000 expressed an unqualified opinion on those financial statements.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Financial Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

                                               /s/ Crowe, Chizek and Company LLP
Fort Wayne, Indiana
January 16, 2002

                          TOWER FINANCIAL CORPORATION

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                    AT MARCH 31, 2002 AND DECEMBER 31, 2001

                                                               MARCH 31,     DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
                                                              (UNAUDITED)
ASSETS
Cash and due from banks.....................................  $  4,635,550   $  7,634,418
Short-term investments and interest-earning deposits........     6,933,035     16,696,853
Federal funds sold..........................................    22,718,271     24,344,768
                                                              ------------   ------------
     Total cash and cash equivalents........................    34,286,856     48,676,039
Interest-earning deposits...................................     1,095,000      2,806,000
Securities available for sale, at fair value................     9,435,500      3,481,520
Loans held for sale.........................................     2,888,810      4,293,350
Loans.......................................................   261,692,542    232,346,371
Allowance for loan losses...................................    (3,832,921)    (3,480,205)
                                                              ------------   ------------
     Net loans..............................................   257,859,621    228,866,166
Premises and equipment, net.................................     2,015,877      1,573,848
Accrued interest receivable.................................     1,039,782        954,805
Other assets................................................     1,035,388      1,152,807
                                                              ------------   ------------
     Total assets...........................................  $309,656,834   $291,804,535
                                                              ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
  Noninterest-bearing.......................................  $ 34,518,406   $ 28,382,995
  Interest-bearing..........................................   239,807,142    227,770,072
                                                              ------------   ------------
     Total deposits.........................................   274,325,548    256,153,067
Short-term borrowings.......................................     1,060,000      1,060,000
Federal Home Loan Bank advances.............................     6,500,000      6,500,000
Trust preferred securities..................................     3,430,603      3,430,225
Accrued interest payable....................................       352,442        288,932
Other liabilities...........................................       173,829        866,972
                                                              ------------   ------------
     Total liabilities......................................   285,842,422    268,299,196
STOCKHOLDERS' EQUITY
Preferred stock, no par value, 4,000,000 shares authorized;
  no shares issued and outstanding..........................            --             --
Common stock and paid-in-capital, no par value, 6,000,000
  shares authorized; 2,530,000 shares issued and
  outstanding...............................................    23,469,770     23,469,770
Retained earnings...........................................       365,942         45,149
Accumulated other comprehensive income (loss), net of tax of
  $(14,240) at March 31, 2002 and $(6,400) at December 31,
  2001......................................................       (21,300)        (9,580)
                                                              ------------   ------------
     Total stockholders' equity.............................    23,814,412     23,505,339
                                                              ------------   ------------
     Total liabilities and stockholders' equity.............  $309,656,834   $291,804,535
                                                              ============   ============

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

                                                               THREE MONTHS     THREE MONTHS
                                                                  ENDED            ENDED
                                                              MARCH 31, 2002   MARCH 31, 2001
                                                              --------------   --------------
                                                               (UNAUDITED)      (UNAUDITED)
INTEREST INCOME:
  Loans, including fees.....................................    $3,547,777       $3,358,574
  Securities -- taxable.....................................        43,437          104,369
  Securities -- tax exempt..................................         5,132              647
  Other interest income.....................................       142,214          455,736
                                                                ----------       ----------
     Total interest income..................................     3,738,560        3,919,326
INTEREST EXPENSE:
  Deposits..................................................     1,431,344        2,206,814
  Short-term borrowings.....................................         4,164            7,212
  FHLB advances.............................................        56,074            2,556
  Trust preferred securities................................        82,058               --
                                                                ----------       ----------
     Total interest expense.................................     1,573,640        2,216,582
                                                                ----------       ----------
Net interest income.........................................     2,164,920        1,702,744
PROVISION FOR LOAN LOSSES...................................       375,000          225,000
                                                                ----------       ----------
Net interest income after provision for loan losses.........     1,789,920        1,477,744
NONINTEREST INCOME:
  Trust fees................................................       261,628          173,534
  Service charges...........................................        93,789           34,048
  Loan broker fees..........................................       107,928           83,947
  Other fees................................................        84,540           47,497
                                                                ----------       ----------
     Total noninterest income...............................       547,885          339,026
NONINTEREST EXPENSE:
  Salaries and benefits.....................................     1,112,253          849,325
  Occupancy and equipment...................................       230,770          217,444
  Marketing.................................................        49,682           69,154
  Data processing...........................................        66,436           55,125
  Loan and professional costs...............................        59,171           66,935
  Other expense.............................................       287,000          222,175
                                                                ----------       ----------
     Total noninterest expense..............................     1,805,312        1,480,158
                                                                ----------       ----------
INCOME BEFORE INCOME TAXES..................................       532,493          336,612
Income taxes expense........................................       211,700          133,454
                                                                ----------       ----------
NET INCOME..................................................    $  320,793       $  203,158
                                                                ==========       ==========
BASIC EARNINGS PER COMMON SHARE.............................    $     0.13       $     0.08
DILUTED EARNINGS PER COMMON SHARE...........................    $     0.12       $     0.08
Average common shares outstanding...........................     2,530,000        2,530,000
Average common shares and dilutive potential common shares
  outstanding...............................................     2,609,809        2,531,750

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

           CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

                                                               THREE MONTHS     THREE MONTHS
                                                                  ENDED            ENDED
                                                              MARCH 31, 2002   MARCH 31, 2001
                                                              --------------   --------------
                                                               (UNAUDITED)      (UNAUDITED)
Net income..................................................     $320,793         $203,158
Other comprehensive income (loss):
Change in net unrealized appreciation (depreciation) on
  securities available for sale, net of tax of $(7,840) in
  2002, and $(527) in 2001..................................      (11,720)            (801)
                                                                 --------         --------
COMPREHENSIVE INCOME........................................     $309,073         $202,357
                                                                 ========         ========

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

      CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

                                                                        ACCUMULATED
                                            COMMON        RETAINED         OTHER
                                           STOCK AND      EARNINGS     COMPREHENSIVE
                                            PAID-IN     (ACCUMULATED      INCOME
                                            CAPITAL       DEFICIT)        (LOSS)          TOTAL
                                          -----------   ------------   -------------   -----------
                                                                (UNAUDITED)
BALANCE, JANUARY 1, 2001................  $23,469,770   $(1,074,806)     $    529      $22,395,493
Net income for 2001.....................           --       203,158            --          203,158
Change in net unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax of $(527)........           --            --          (801)            (801)
                                          -----------   -----------      --------      -----------
BALANCE, MARCH 31, 2001.................  $23,469,770   $  (871,648)     $   (272)     $22,597,850
                                          ===========   ===========      ========      ===========
BALANCE, JANUARY 1, 2002................  $23,469,770   $    45,149      $ (9,580)     $23,505,339
Net income for 2002.....................           --       320,793            --          320,793
Change in net unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax of $(7,840)......           --            --       (11,720)         (11,720)
                                          -----------   -----------      --------      -----------
BALANCE, MARCH 31, 2002.................  $23,469,770   $   365,942      $(21,300)     $23,814,412
                                          ===========   ===========      ========      ===========

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

                                                               THREE MONTHS     THREE MONTHS
                                                                  ENDED            ENDED
                                                              MARCH 31, 2002   MARCH 31, 2001
                                                              --------------   --------------
                                                               (UNAUDITED)      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................   $    320,793     $   203,158
  Adjustments to reconcile net income to net cash from
     operating activities:
     Depreciation and amortization..........................         82,795          78,318
     Amortization of expenses incurred to issue trust
       preferred securities.................................            378              --
     Provision for loan losses..............................        375,000         225,000
     Change in accrued interest receivable..................        (84,977)         49,712
     Change in other assets.................................        125,259         (44,680)
     Change in accrued interest payable.....................         63,510          40,594
     Change in other liabilities............................       (693,143)       (543,943)
     Origination of loans available for sale................     (8,689,010)             --
     Proceeds from sales of loans available for sale........     10,093,550              --
                                                               ------------     -----------
       Net cash from operating activities...................      1,594,155           8,159
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net change in loans.......................................    (29,368,455)     (7,444,737)
  Net change in interest earning deposits...................      1,711,000         892,000
  Purchase of securities available for sale.................     (5,973,540)     (5,464,828)
  Proceeds from maturities of securities available for
     sale...................................................             --      10,000,000
  Purchase of equipment and leasehold expenditures..........       (524,824)       (229,690)
                                                               ------------     -----------
       Net cash from investing activities...................    (34,155,819)     (2,247,255)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in deposits....................................     18,172,481      14,974,914
  Proceeds from FHLB advances...............................             --       2,500,000
                                                               ------------     -----------
       Net cash from financing activities...................     18,172,481      17,474,914
                                                               ------------     -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................    (14,389,183)     15,235,818
Cash and cash equivalents, beginning of period..............     48,676,039      42,715,744
                                                               ------------     -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................   $ 34,286,856     $57,951,562
                                                               ============     ===========
Supplemental disclosures of cash flow information
Cash paid during the year for:
  Interest..................................................   $  1,510,130     $ 2,175,988
  Income taxes..............................................         83,600         181,674

     The following notes are an integral part of the financial statements.

                          TOWER FINANCIAL CORPORATION

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. ORGANIZATION: Tower Financial Corporation ("the Company") was incorporated on July 8, 1998. The Company's wholly-owned subsidiary, Tower Bank & Trust Company ("the Bank") opened on February 19, 1999 after receiving federal and state bank regulatory approvals to commence its banking operations. The Company's wholly-owned special purpose trust subsidiary, Tower Capital Trust 1 ("TCT1"), was incorporated on November 1, 2001 for the single purpose of issuing trust preferred securities.

     B. BASIS OF PRESENTATION: The accompanying unaudited consolidated condensed financial statements were prepared in accordance with generally accepted accounting principles for interim periods and with instructions for Form 10-QSB and, therefore, do not include all disclosures required by generally accepted accounting principles for complete presentation of the Company's financial statements. In the opinion of management, the unaudited consolidated condensed financial statements contain all adjustments necessary to present fairly its consolidated financial position at March 31, 2002 and its consolidated results of operations, comprehensive income, changes in stockholders' equity and cash flows for the three-month periods ended March 31, 2002 and March 31, 2001. The results for the period ended March 31, 2002 should not be considered as indicative of results for a full year. These consolidated condensed financial statements should be read in conjunction with the audited financial statements for the years ended December 31, 2001, 2000, and 1999 and related notes included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

     C. PRINCIPLES OF CONSOLIDATION: The accompanying consolidated condensed financial statements include the accounts of the Company, the Bank and TCT1. All significant intercompany accounts and transactions have been eliminated in consolidation.

     D. NEW ACCOUNTING PRONOUNCEMENTS: On January 1, 2002, the Company adopted a new accounting standard which addresses accounting for goodwill and intangible assets from business combinations. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives are amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, ceased being amortized. Annual impairment testing is required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 did not have a material effect on the Company's consolidated financial position or results of operations.

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" which will be adopted by the Company on January 1, 2003. The new accounting standard addresses accounting for obligations associated with the retirement of tangible, long-lived assets and requires a liability to be recognized for the fair value of any such obligations. Adoption of this standard on January 1, 2003 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

     On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This new accounting standard establishes more restrictive requirements for the classification of assets as "held for sale" and also expands the types of dispositions that are to be accounted for as discontinued operations. Adoption of this standard on January 1, 2002 did not have a material effect on the Company's consolidated position or results of operations.

                          TOWER FINANCIAL CORPORATION

NOTE 2 -- EARNINGS PER SHARE

     The following table reflects the calculation of basic and diluted earnings per common share for the three-month periods ended March 31, 2002 and 2001.

                                                              FOR THE THREE-MONTH PERIOD
                                                                    ENDED MARCH 31,
                                                              ---------------------------
                                                                  2002           2001
                                                              ------------   ------------
BASIC
Net income..................................................   $  320,793     $  203,158
                                                               ----------     ----------
Weighted average common shares outstanding..................    2,530,000      2,530,000
                                                               ----------     ----------
Basic earnings per common share.............................   $     0.13     $     0.08
DILUTED
Net income..................................................   $  320,793     $  203,158
                                                               ----------     ----------
Weighted average common shares outstanding..................    2,530,000      2,530,000
Add: dilutive effect of assumed stock option exercises......       79,809          1,750
                                                               ----------     ----------
Weighted average common shares and dilutive additional
  potential common shares outstanding.......................    2,609,809      2,531,750
                                                               ----------     ----------
Diluted earnings per common share...........................   $     0.12     $     0.08

NOTE 3 -- LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans at March 31, 2002 and December 31, 2001 are as follows:

                                                       MARCH 31, 2002       DECEMBER 31, 2001
                                                    --------------------   --------------------
                                                      BALANCE        %       BALANCE        %
                                                    ------------   -----   ------------   -----
Commercial........................................  $165,994,318    63.4%  $143,087,477    61.6%
Commercial real estate............................    43,299,973    16.6%    40,551,840    17.5%
Residential real estate...........................    21,264,142     8.1%    16,739,642     7.2%
Home equity.......................................    16,200,604     6.2%    16,042,465     6.9%
Consumer..........................................    14,844,460     5.7%    15,717,153     6.8%
                                                    ------------   -----   ------------   -----
     Total loans..................................   261,603,497   100.0%   232,138,577   100.0%
                                                                   =====                  =====
Deferred loan costs...............................        89,045                207,794
Allowance for loan losses.........................    (3,832,921)            (3,480,205)
                                                    ------------           ------------
     Net loans....................................  $257,859,621           $228,866,166
                                                    ============           ============

     Activity in the allowance for loan losses during the three months ended March 31, 2002 and 2001 was as follows:

                                                                 2002         2001
                                                              ----------   ----------
Beginning balance, January 1................................  $3,480,205   $2,364,509
Provision charged to operating expense......................     375,000      225,000
Charge-offs.................................................     (22,284)          --
Recoveries..................................................          --           --
                                                              ----------   ----------
     Ending balance, March 31...............................  $3,832,921   $2,589,509
                                                              ==========   ==========

                          TOWER FINANCIAL CORPORATION

     Loans classified as nonaccrual or impaired were $637,725 at March 31,2002 compared to $468,863 at December 31, 2001 and $322,980 at March 31,2001, while loans past due greater than 90 days and still accruing interest were $19,486 at March 31, 2002 compared to $347,233 and $24,416 for the corresponding periods. There were no troubled debt restructurings at March 31, 2002, December 31, 2001 or March 31, 2001.

NOTE 4 -- INCOME TAXES

     For the period ended March 31, 2002, the Company recorded income tax expense of $211,700. The expense reflected an effective tax rate of 39.8%, which was slightly higher than the statutory rate of 39.6% for that period.

     For the period ended March 31, 2001, the Company recorded income tax expense of $133,454. The expense reflected an effective tax rate of 39.6%, which was the same as the statutory rate for that period.

NOTE 5 -- DEPOSITS

     Deposits at March 31, 2002 and December 31, 2001 are summarized as follows:

                                                       MARCH 31, 2002       DECEMBER 31, 2001
                                                    --------------------   --------------------
                                                      BALANCE        %       BALANCE        %
                                                    ------------   -----   ------------   -----
Noninterest-bearing demand........................  $ 34,518,406    12.6%  $ 28,382,995    11.1%
Interest-bearing checking.........................    12,675,723     4.6%    14,909,190     5.8%
Money market......................................   103,876,367    37.9%   112,580,454    44.0%
Savings...........................................     6,074,213     2.2%     4,520,632     1.8%
Time, under $100,000..............................    38,806,681    14.1%    30,076,087    11.7%
Time, $100,000 and over...........................    78,374,158    28.6%    65,683,709    25.6%
                                                    ------------   -----   ------------   -----
     Total deposits...............................  $274,325,548   100.0%  $256,153,067   100.0%
                                                    ============   =====   ============   =====

NOTE 6 -- STOCK OPTION PLAN

     Options to buy stock are granted to directors, officers and employees under the 1998 and 2001 Stock Option and Incentive Plans (the "Plans"), which together provide for issuance of up to 435,000 shares of common stock of the Company. The exercise price of stock options granted under the Plans may not be less than the market price at the date of grant. The maximum option term is ten years. Option vesting occurs over various periods of time ranging from immediately to four years.

     At March 31, 2002, options for 377,400 shares were outstanding to certain officers, employees and directors. The options were granted at the market price on the dates of the grant in a range from $7.625 to $13.55 per share. Of the total options outstanding, options for 260,465 shares were vested and exercisable at March 31, 2002.

                                                                      APPENDIX A

           [Form of Stifel, Nicolaus & Company, Incorporated Opinion]

          , 2002

Board of Directors
Tower Financial Corporation
116 East Berry Street
Fort Wayne, IN 46802

Members of the Board:

     You have requested our opinion as to the fairness from a financial point of view to the existing common shareholders of Tower Financial Corporation
("Tower") of the subscription price of $          per share (the "Subscription
Price") of the rights offering of 1,395,232 common shares (the "Offering")
described in Tower's prospectus dated           , 2002 (the "Prospectus").

     Stifel, Nicolaus & Company, Incorporated ("Stifel"), as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have been retained by Tower to render a fairness opinion to the Board of Directors in connection with the Offering. We will receive a fee for various advisory and marketing services under the terms of our agency agreement with
Tower dated           , 2002, as previously provided to and approved by Tower's
Board of Directors. A significant portion of our fees are contingent upon consummation of the Offering; however, the portion of such fees which is payable upon delivery of this opinion to Tower's Board of Directors is not contingent upon the approval or consummation of the Offering. In addition, Tower has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion and to reimburse us for our reasonable expenses incurred in connection with the performance of our services.

     In the ordinary course of its business, Stifel actively trades equity securities of Tower for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     In rendering our opinion, we have reviewed, among other things: the Prospectus; the financial statements of Tower included in its Form 10-KSBs for each of the 4 years ended December 31, 2001 and its Form 10-QSB for the quarter ended March 31, 2002; and certain internal financial analyses and forecasts for Tower prepared by its management. We have conducted conversations with Tower's senior management regarding its business plans and financial forecasts. We have also compared certain financial and securities data of Tower with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of Tower, reviewed the financial terms and shareholder participation option of Tower's and certain other rights offerings and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the commercial banking industry generally.

     In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to us or that was otherwise reviewed by us and have not assumed any responsibility for independently verifying any of such information. With respect to any financial forecasts supplied to us, we have assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Tower as to the future operating and financial performance of Tower, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which we could form our opinion. We assume no responsibility for, and express no view as to such financial forecasts or the assumptions on which they are based. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Tower since the date of the last financial statements made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the financial statements of Tower are in the aggregate adequate to cover all losses in the portfolio, regardless of when they occur. We did not make or obtain any independent evaluation, appraisal or physical inspection of Tower's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of Tower. We relied on advice of Tower's counsel and accountants as to certain legal and accounting matters with respect to Tower, the Offering and the transactions and other matters described in the Prospectus. Additionally, we have assumed, with your consent, that the Offering will be conducted as described in the Prospectus and that each investor's purchases therein are, and will be, in compliance with all laws and regulations applicable to Tower.

     Our opinion is necessarily based on economic, market, financial and other conditions, including Tower's alternatives available for raising additional capital, as they exist on, and on the information made available to us as of, the date of this letter. Our opinion is directed to the Board of Directors of Tower for its information and assistance in connection with its consideration of the Subscription Price and does not in any manner address Tower's underlying business decision to proceed with or consummate the Offering. Furthermore, our opinion does not constitute a recommendation to any shareholder as to whether they should or should not exercise their rights in the Offering, nor do we express any opinion as to the prices at which any securities of Tower might trade in the future. Except as required by applicable law, including without limitation federal securities laws, our opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion, as of the date hereof, that the Subscription Price pursuant to the Offering described in the Prospectus is fair, from a financial point of view, to the existing holders of Tower common stock.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

             ------------------------------------------------------
             ------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Selected Consolidated Financial
  Data................................   12
Risk Factors..........................   14
Use of Proceeds.......................   18
Determination of Offering Price.......   18
Capitalization........................   19
Market for Common Stock...............   20
Dividend Policy.......................   20
The Offerings.........................   21
Forward-Looking Statements............   31
Management's Discussion and Analysis
  or Plan of Operations...............   32
Business..............................   52
Management............................   62
Related Party Transactions............   70
Security Ownership of Certain
  Beneficial Owners and Management....   71
Description of Capital Stock..........   72
Shares Eligible for Future Sale.......   76
Federal Income Tax Consequences.......   76
Legal Matters.........................   78
Experts...............................   78
Where You Can Find More Information...   78
Index to Financial Statements.........  F-1
Appendix A............................  A-1

                             ---------------------

- YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND OUR MARKETING AGENTS HAVE NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

- WE ARE NOT, AND OUR MARKETING AGENTS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

- YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                1,395,232 SHARES

                             [TOWER FINANCIAL LOGO]

                                  CORPORATION

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS

                                         , 2002
                             ---------------------
                                MARKETING AGENTS

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                             FAHNESTOCK & CO. INC.
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Indiana Business Corporation Law provides that a corporation, unless limited by its articles of incorporation, is required to indemnify its directors and officers against reasonable expenses incurred in the successful defense of any proceeding arising out of their serving as a director or officer of the corporation.

     As permitted by the Indiana Business Corporation Law, Tower Financial's Restated Articles of Incorporation provide for indemnification of directors, officers, employees and agents of Tower Financial against any and all liability and reasonable expense that may be incurred by them, arising out of any claim or action, civil, criminal, administrative or investigative, in which they may become involved by reason of being or having been a director, officer, employee or agent. To be entitled to indemnification, those persons must have been wholly successful in the claim or action or the board of directors must have determined, based upon a written finding of legal counsel or another independent referee, or a court of competent jurisdiction must have determined, that such persons acted in good faith in what they reasonably believed to be the best interest of Tower Financial (or at least not opposed to its best interests) and, in addition, in any criminal action, had reasonable cause to believe their conduct was lawful (or had no reasonable cause to believe that their conduct was unlawful). The Restated Articles of Incorporation authorize Tower Financial to advance funds for expenses to an indemnified person, but only upon receipt of an undertaking that he or she will repay the same if it is ultimately determined that such party is not entitled to indemnification.

     The rights of indemnification provided by the Restated Articles of Incorporation are not exhaustive and are in addition to any rights to which a director or officer may otherwise be entitled by contract or as a matter of law. Irrespective of the provisions of the Restated Articles of Incorporation, Tower Financial may, at any time and from time to time, indemnify directors, officers, employees and other persons to the full extent permitted by the provisions of applicable law at the time in effect, whether on account of past or future transactions.

     In addition, Tower Financial has obtained a directors' and officers' liability and company reimbursement policy that insures against certain liabilities under the Securities Act, subject to applicable retentions.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table shows the fees and expenses Tower Financial will incur in the issuance and distribution of the securities being registered hereunder, other than marketing agents fees as described on the cover page of the prospectus. Except for the SEC registration fee and the NASD filing fee, all amounts shown are estimates and assume the sale of 1,395,232 shares, the maximum amount of shares offered in the rights offering.

SEC Registration Fee........................................  $  1,477
NASD Filing Fee.............................................     2,105
Printing and Mailing Expenses...............................    60,000
Legal Fees and Expenses.....................................   150,000
Accounting Fees and Expenses................................    70,000
Subscription Agent Fees and Expenses........................    35,000
Miscellaneous...............................................    11,418
                                                              --------
     Total..................................................  $330,000
                                                              ========

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

     On November 16, 2001, Tower Financial's wholly-owned special purpose trust subsidiary, Tower Capital Trust I ("TCTI"), issued $3,500,000 aggregate principal amount of Trust Preferred Securities in a private placement offering. Concurrently therewith, TCTI loaned the proceeds of that offering to Tower

Financial and in exchange therefor Tower Financial issued to TCTI its 9% Junior Subordinated Debentures due 2031, with similar terms as the Trust Preferred Securities. The issuance by Tower Financial of the Subordinated Debentures, and the issuance by TCTI of the Trust Preferred Securities, were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to
Section 4(2) thereof.

ITEM 27.  EXHIBITS

     The list of exhibits is incorporated herein by reference to the Index to Exhibits on page E-1.

ITEM 28.  UNDERTAKINGS

     (1) The undersigned Registrant hereby undertakes to supplement the prospectus, after the expiration time of the rights offering, to set forth the results of the rights offering and the amount of unsubscribed securities purchased in the public offering. If the undersigned Registrant makes any public offering of the securities on terms different from those on the cover page of the prospectus, the Registrant hereby undertakes to file a post-effective amendment to state the terms of such offering.

     The undersigned Registrant hereby undertakes that:

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (3) For determining any liability under the Securities Act, treat the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

     (4) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies, that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Fort Wayne, State of Indiana, on May 21, 2002.

                                          TOWER FINANCIAL CORPORATION

                                          By:    /s/ DONALD F. SCHENKEL
                                            ------------------------------------
                                              Donald F. Schenkel, Chairman of
                                              the Board,
                                              President and Chief Executive
                                              Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald F. Schenkel and Kevin J. Himmelhaver, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

                   SIGNATURE                                         TITLE                          DATE
                   ---------                                         -----                          ----
             /s/ DONALD F. SCHENKEL                   Chairman of the Board, President,         May 21, 2002
------------------------------------------------      Chief Executive Officer and Director
               Donald F. Schenkel                     (Principal Executive Officer)

            /s/ KEVIN J. HIMMELHAVER                  Executive Vice President, Chief           May 21, 2002
------------------------------------------------      Financial Officer and Secretary
              Kevin J. Himmelhaver                    (Principal Financial Officer and
                                                      Principal Accounting Officer)

                                                      Director                                  May   , 2002
------------------------------------------------
Keith E. Busse

             /s/ KATHRYN D. CALLEN                    Director                                  May 21, 2002
------------------------------------------------
               Kathryn D. Callen

                                                      Director                                  May   , 2002
------------------------------------------------
Peter T. Eshelman

                                                      Director                                  May   , 2002
------------------------------------------------
Michael S. Gouloff

                                                      Director                                  May   , 2002
------------------------------------------------
Craig S. Hartman

            /s/ JEROME F. HENRY, JR.                  Director                                  May 21, 2002
------------------------------------------------
              Jerome F. Henry, Jr.

                   SIGNATURE                                         TITLE                          DATE
                   ---------                                         -----                          ----
/s/ R.V. PRASAD MANTRAVADI, M.D.                      Director                                  May 21, 2002
------------------------------------------------
R.V. Prasad Mantravadi, M.D.

                                                      Director                                  May   , 2002
------------------------------------------------
Michael J. Mirro, M.D.

/s/ DEBRA A. NIEZER                                   Director                                  May 21, 2002
------------------------------------------------
Debra A. Niezer

                                                      Director                                  May   , 2002
------------------------------------------------
William G. Niezer

/s/ MAURICE D. O'DANIEL                               Director                                  May 21, 2002
------------------------------------------------
Maurice D. O'Daniel

                                                      Director                                  May   , 2002
------------------------------------------------
Leonard I. Rifkin

/s/ JOSEPH D. RUFFOLO                                 Director                                  May 21, 2002
------------------------------------------------
Joseph D. Ruffolo

                                                      Director                                  May   , 2002
------------------------------------------------
Larry L. Smith

/s/ JOHN V. TIPPMANN, SR.                             Director                                  May 21, 2002
------------------------------------------------
John V. Tippmann, Sr.

/s/ J. RICHARD TOMKINSON                              Director                                  May 21, 2002
------------------------------------------------
J. Richard Tomkinson

/s/ IRENE A. WALTERS                                  Director                                  May 21, 2002
------------------------------------------------
Irene A. Walters

                               INDEX TO EXHIBITS

EXHIBIT NUMBER                            DESCRIPTION OF EXHIBIT
--------------                            ----------------------
      1*
                       Form of Agency Agreement
     3.1          (1)  Restated Articles of Incorporation of the Registrant
     3.2          (1)  By-Laws of the Registrant
      4           (2)  Specimen Stock Certificate of the Registrant
      5
                       Opinion of Baker & Daniels with respect to the legality of the securities being registered
      8
                       Opinion of Baker & Daniels with respect to certain federal income tax matters
     10.1         (1)  Lease Agreement dated October 6, 1998 between the Registrant and Tippmann Properties, Inc.
     10.2         (1)  Electronic Data Processing Services Contract dated October
                       1, 1998 between Registrant and Rurbanc Data Services, Inc.
     10.3         (1)  1998 Stock Option and Incentive Plan
     10.4        (10)  Employment Agreement dated April 25, 2002 between the
                       Registrant and Gary D. Shearer
     10.5        (10)  Employment Agreement dated April 25, 2002 between the
                       Registrant and Kevin J. Himmelhaver
     10.6        (10)  Employment Agreement dated April 25, 2002 between the
                       Registrant and Curtis A. Brown
     10.7         (3)  Lease Agreement dated February 16, 1999 between the
                       Registrant and Opal Development
     10.9         (3)  Lease Agreement dated December 6, 1999 between the
                       Registrant and Chestnut Development
    10.10         (4)  Lease Agreement dated August 8, 2000 between the Registrant and Rogers Markets Inc.
    10.11         (5)  Amendment to the Lease Agreement dated October 6, 1998 between the Registrant and Tippmann Properties, Inc.
    10.12         (6)  Agreement to purchase unimproved real estate dated August
                       14, 2001 between the Registrant and J-J Parent Corporation
    10.13         (7)  2001 Stock Option and Incentive Plan
    10.14         (8)  Employment Agreement dated January 1, 2002 between the
                       Registrant and Donald F. Schenkel
    10.18         (8)  Supplemental Executive Retirement Plan dated January 1, 2002
    10.19         (8)  Deferred Compensation Plan dated January 1, 2002
    10.20         (8)  Deferred Compensation Plan for Non-Employee Directors dated
                       January 1, 2002
    10.21         (9)  401(k) Plan of the Registrant
      21
                       Subsidiaries of the Registrant
     23.1
                       Consent of Crowe, Chizek and Company LLP
     23.2
                       Consent of PricewaterhouseCoopers LLP
     23.3
                       Consent of Baker & Daniels (included in Exhibits 5 and 8)
     23.4
                       Form of Consent of Stifel, Nicolaus & Company, Incorporated.
                       The final, executed consent will be filed by amendment.
      24
                       Power of Attorney (included on the signature page of this
                       Registration Statement)
     99.1
                       Report of PricewaterhouseCoopers LLP
    99.2*
                       Form of Subscription Certificate
    99.3*
                       Instructions for completing Subscription Certificate
    99.4*
                       Form of Notice of Guaranteed Delivery
    99.5*
                       Form of Letter to Shareholders

EXHIBIT NUMBER                            DESCRIPTION OF EXHIBIT
--------------                            ----------------------
    99.6*
                       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees
    99.7*
                       Form of Letter to Clients from Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees
    99.8*
                       Form of Limited Public Offering Order Form
    99.9*
                       Form of Letter to Prospects
    99.10
                       Form of Opinion of Stifel, Nicolaus & Company, Incorporated
                       (included with prospectus)

---------------
 *  To be filed by amendment.

(1) The copy of this exhibit filed as the same exhibit number to Tower Financial's Registration Statement on Form SB-2 (Registration No. 333-67235) is incorporated herein by reference.

(2) The copy of this exhibit filed as the same exhibit number to Amendment No. 1 to Tower Financial's Registration Statement on Form SB-2 (Registration No. 333-67235) is incorporated herein by reference.

(3) The copy of this exhibit filed as the same exhibit number to Tower Financial's Annual Report on Form 10-KSB for the year ended December 31, 1999, is incorporated herein by reference.

(4) The copy of this exhibit filed as the same exhibit number to Tower Financial's Quarterly Report on Form 10-QSB for the three-months ended September 30, 2000, is incorporated herein by reference.

(5) The copy of this exhibit filed as the same exhibit number to Tower Financial's Quarterly Report on Form 10-QSB for the three-months ended June 30, 2001, is incorporated herein by reference.

(6) The copy of this exhibit filed as the same exhibit number to Tower Financial's Quarterly Report on Form 10-QSB for the three months ended September 30, 2001, is incorporated herein by reference.

(7) The copy of this exhibit filed as Exhibit 4.3 to Tower Financial's Registration Statement on Form S-8 (Registration No. 333-64194) is incorporated herein by reference.

(8) The copy of this exhibit filed as the same exhibit number to Tower Financial's Annual Report on Form 10-KSB for the year ended December 31, 2001, is incorporated herein by reference.

(9) The copy of this exhibit filed as Exhibit 4.3 to Tower Financial's Registration Statement on Form S-8 (Registration No. 333-64318) is incorporated herein by reference.

(10) The copy of this exhibit filed as the same exhibit number to Tower Financial's Quarterly Report on Form 10-QSB for the three months ended March 31, 2002, is incorporated herein by reference.

                                       E-2